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82- SUBMISSIONS FACING SHEET

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REGISTRANT'S NAME Berw AG

*CURRENT ADDRESS

PROCESSED
AUG 06 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34750 FISCAL YEAR 3-31-04

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 8/4/04

RECEIVED
2004 AUG -4 P 1:10
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

BERU

A/R/S
3-31-04

Annual Report 2003/04


Super
bleifrei
Diesel

BERU stock price compared to CDAX

since IPO until May 2004



350
300
250
200
150
100
50
BERU share price indexed (20 October 1997 = 100)
CDAX indexed (20 October 1997 = 100)
Oct. 97
1st HY 98
2nd HY 98
1st HY 99
2nd HY 99
1st HY 00
2nd HY 00
1st HY 01
2nd HY 01
1st HY 02
2nd HY 02
1st HY 03
2nd HY 03
May 04

Sales by region

2003/04 in percent[1]



7.7 (8.8) North America
7.9 (9.4) Asia
2.1 (1.1) Rest of World
35.3 (41.4) Germany
47.0 (39.3) Rest of Europe

Sales revenues

in EUR million



400
375
350
325
300
275
250
225
304.5
354.5
02/03
03/04

Sales by type of customer

2003/04 in percent[1]



7.0 (7.5) General industrial
61.2 (61.5) Original equipment
31.8 (31.0) Aftermarket

Sales by division

2003/04 in percent[1]



24.3 (19.7) Electronics and Sensor Technology
45.9 (51.0) Diesel Cold-Start Technology
29.8 (29.3) Ignition Technology

[1] Last year's figures in parentheses

[illegible]

[illegible]

[illegible]

[illegible]

The BERU Group at a glance

Statement of income in EUR million	German GAAP 1999/00	German GAAP 2000/01	German GAAP 2001/02	German GAAP 2002/03	IFRS 2002/03	IFRS 2003/04
Sales revenues	248.0	276.5	303.1	303.1	304.5	354.5
Changes in inventories	3.7	0.3	3.5	– 1.4	– 1.2	5.9
Cost of materials	– 79.4	– 92.6	– 110.8	– 104.2	– 102.8	– 130.2
Personnel expenses	– 70.8	– 81.8	– 87.6	– 93.2	– 87.2	– 102.6
Depreciation and amortization	– 15.5	– 20.2	– 22.4	– 22.2	– 26.7	– 27.0
Other operating expenses	– 41.1	– 43.5	– 47.0	– 50.9	– 57.1	– 57.0
Earnings before interest and taxes	56.5	53.4	55.6	57.1	42.6	53.4
Income from ordinary activities	59.9	57.8	59.4	57.6	46.0	56.5
Taxes on income[1]	– 28.6	– 24.3	– 16.4	– 17.8	– 15.7	– 18.4
Earnings after taxes	31.0	33.2	42.4	39.2	29.9	36.2

[1] excluding other taxes

Balance sheet in EUR million	German GAAP 1999/00	German GAAP 2000/01	German GAAP 2001/02	German GAAP 2002/03	IFRS 2002/03	IFRS 2003/04
Assets						
Fixed assets	86.7	104.2	92.8	100.7	123.7	162.1
Current assets	161.5	172.4	219.2	227.2	226.8	242.8
Equity and liabilities						
Shareholders' equity	157.0	182.5	217.2	242.6	253.4	281.6
Provisions	59.4	53.5	45.2	41.5	44.0	49.1
Liabilities	30.1	39.5	48.1	42.8	45.2	63.6

Other figures	German GAAP 1999/00	German GAAP 2000/01	German GAAP 2001/02	German GAAP 2002/03	IFRS 2002/03	IFRS 2003/04
Dividend distribution in EUR million	9.7	9.2	11.0	11.0	11.0	11.0
Dividend per share in EUR	0.70[1]	0.92	1.10	1.10	1.10	1.10
Investments in tangible assets in EUR million	20.2	33.0	17.0	30.3	30.3	35.6
Number of employees as at 31.3.	1,909	2,095	2,256	2,165	2,173	2,694

[1] excluding 0.26 EUR one-time bonus

Contents

Dear Shareholders,



Marco von Maltzan

BERU AG set new records in the 2003/04 financial year. Sales revenues increased by 16.4% to EUR 354.5 million, from EUR 304.5 million in the prior year. Excluding the sales revenues from our acquisition of BERU Eyquem, there was an increase of about 10% to more than EUR 337 million.

The Group's net income, calculated for the first time according to International Financial Reporting Standards (IFRS), amounted to EUR 35.9 million, which was EUR 5.3 million more than the comparable prior-year figure. This rise is even more remarkable considering that we had high expenses for the launch of new products and, unlike the prior year, there was no exceptional income.

With a pre-tax return on sales of 15.9%, your company can once again report one of the highest rates in the industry.

BERU achieved new records although the company was exposed to difficult market conditions in 2003/04. In the first half of the year, the global economy suffered the effects of the war in Iraq and the lung disease, SARS. In addition, there were sharp exchange-rate fluctuations in the currency markets.

The uncertain political and economic environment had a negative impact on consumer confidence and thus also on automobile sales. Stronger competitive pressure and price pressure were the consequence, also in the supplier industry.

The key factor for success in the automotive and supplier industry is the improvement of efficiency and of the structures and processes of development and production. Both sides must be aware of their responsibilities, also in the future. Any one-sided burden on the supplier industry must be avoided.

Numerous studies show that the supplier industry is very innovative and that it will gain enormous importance in the future. But the challenges for the industry can only be met by a company which has sufficient financial strength and strong partnerships – like BERU AG.

One of the greatest challenges for the supplier industry and especially for BERU AG is to rapidly expand our electronics expertise and to link various components and systems with each other. Internationalization is particularly important in this respect.

Against this backdrop, we are examining the extent to which joint ventures and mergers can put the company on a broader footing and lead to profitable growth.

Measured in terms of market capitalization, the value of your company increased in the year under review by 43% to EUR 600 million.

At the Annual Shareholders' Meeting on September 14, 2004, the Executive Board and the Supervisory Board will once again propose that a dividend of EUR 1.10 per share be distributed. This is equivalent to a distribution rate of 30.6%.

At this point I would like to express my special gratitude to all of the staff of BERU AG who with their untiring efforts made the excellent results of the 2003/04 financial year possible.

In the last financial year, we initiated the "BERU 2008/09" project, in order to review the existing business focus and to redefine it if necessary. The most important result is that in the coming years we will concentrate even more than in the past on our core business of diesel cold-start technology and ignition technology. We generate 75% of our sales revenues in these areas.

All market forecasts indicate that diesel engines still have high growth potential in the automotive industry. By the year 2012, industry analysts expect worldwide growth rates of 6%–7% per annum. This forecast is based on the assumption that diesel's share of all cars registered in Western Europe will rise from 43% in 2003 to more than 57% by 2009. In addition, there is high potential in the Unites States, the world's biggest automobile market, where diesel's share is still below 3%. By the year 2012 it should rise to at least 15%. In Asia, diesel is also just at the beginning of a long-term growth trend.

With the acquisition of Eyquem in France, the former spark-plug division of Johnson Controls Automotive Electronics, we significantly strengthened our activities in the field of ignition technology last August. Our strategic goal is to further improve our strong profitability in the aftermarket business.

BERU will also continue expanding its technological expertise in the field of ignition technology. With the aid of new production units in Chazelles, France, we should succeed in reducing production costs significantly in the medium term. However, a precondition for this is that we continue modernizing our manufacturing facilities in the coming years, as well as investing in research and development.

At the same time, we will further develop the division of Electronics and Sensor Technology, our youngest field of activity. We achieved our highest growth rates with tire-pressure monitoring systems last year. We are observing developments in the United States with great interest. The NHTSA regulatory authority will decide on how to transfer into an appropriate law its decision of last year only to approve direct-measuring systems for the US market. The more strictly this law is formulated, the better it will be for BERU, because our direct-measuring systems work extremely accurately. Through our joint venture with Lear Corporation we are well positioned to take a sizable share of the US market. In Europe, BERU achieved substantial growth rates in the past financial year. We assume that unit sales will also increase in the current financial year.

A part of our new strategy is that we consistently dispose of activities which do not fulfill our yield expectations in the short and medium term. All of our activities will be examined according to this criterion. This will also involve reviewing our global production structures and adjusting them if necessary.

Dear shareholders, for the 2004/05 financial year we expect more favorable prospects for general economic growth. The automotive industry should revive slightly, although this revival is still hesitant.

Your company, BERU AG, is well prepared to develop positively also in the current financial year.

My colleague in the Executive Board and I extend our gratitude for your trust. We will work hard not to disappoint you, the shareholders.

Sincerely yours,

Marco von Maltzan



Marco Freiherr von Maltzan
Chairman of the Executive Board since April 2003

Responsible for:
Finance and Accounting, Human Resources,
Corporate Development, General Administration,
Aftermarket Business
Temporarily:
Production, Quality Management, Logistics



Dr. Rainer Podeswa
Member of the Executive Board since July 1998

Responsible for:
Research and Development, Sales OEM

1

Comfort. With the electronic PTC auxiliary heating systems, BERU clears the windscreen and heats up the vehicle interior in less than 1 minute – for vehicles with diesel engines and vehicles with gasoline engines using direct fuel injection.

The Volkswagen Group applies BERU technology with the new Golf platform. PTC auxiliary heating systems also create a cozy climate in the diesel models of the Ford C platform. In 2004/2005, more than one million units will be delivered to customers.



BERU on the stock market

Significant rise in share price

After three weak years, in the spring of 2003 there was an upturn in share prices. Since then, share prices worldwide have risen distinctly from their lowest levels, with two sharp corrections in September 2003 and in March 2004. For example, during BERU's 2003/04 financial year, the DAX climbed by 59%. The MDAX, in which BERU's shares are listed, actually improved by 70% during this period. Thus the old stockbroker's axiom that uncertainty is a breeding ground for rising share prices has once again been proven. Because the environment was not particularly rosy: Fear of terrorism depressed investors' confidence, and economic developments were sluggish in Europe and the United States.

In the year under review, the development of BERU's share price was a little weaker than the DAX and the MDAX, but our shareholders still had a very respectable yield with a 43.3% price rise plus dividend. An additional factor is that in the prior years, our stock was always stable to firm, and did not follow the general market collapse. At the beginning of March 2004, our share price reached a record level of EUR 68.00. At the end of the financial year, it was listed by the Frankfurt Stock Exchange at EUR 60.20, thus closing the year much higher than it started (EUR 42.00). Shareholders who had held our stock since the initial public offering in October 1997 enjoyed a 215% increase in value by the end of March 2004. This represents an annual gain of nearly 35% – plus the dividend distributions. The 2003/2004 financial year was also positive in terms of our stock's liquidity, which is particularly important for institutional investors. With a generally higher price level, average daily trading in the shares of BERU AG increased to more than 12,000 shares (prior year: 10,200).

Trading in the BERU share

ISIN	DE0005072102
Nominal capital	EUR 26,000,000
Divided into	10 million single shares
Stock markets	Frankfurt, Stuttgart, Düsseldorf, Munich, Berlin, Hamburg, Bremen
Market segment	Prime Standard
Index	MDAX
Free float	40.0%

Major international players are the most important investor group

The analysis of our shareholder structure as of March 31, 2004 shows that the free float decreased to 40.0% from 42.4% a year earlier.

The analysis also shows that international institutional investors (pension funds, insurance companies, banks, asset management specialists and private equity funds) were again the most important investor group in 2003/2004. For example, international investors including The Carlyle Group held 61.0%, or nearly two thirds, of the capital stock of BERU AG, which is divided into 10 million shares. The stake held by The Carlyle Group climbed by 2.5 percentage points compared with the prior year, and now amounts to 37.1% according to the most recent information available to the Company. The proportion of shares held by domestic institutional investors increased slightly, from 3.9% to 4.6%. When the analysis was carried out, there was hardly any change in the weighting of private shareholders and old shareholders (family). Members of the former proprietor families held a total of 22.9% of the Company's shares, while private shareholders held 11.5% (prior year: 11.7%). In total therefore, share ownership is split into 34.4% held by private investors and 65.6% by institutional investors.

Statistics of the BERU share

	2000/01	2001/02	2002/03[2]	2003/04[2]
Earnings per share (in EUR)	3.25	3.51	3.07	3.59
Equity per share (in EUR)	18.3	21.7	25.3	28.1
High, business year (in EUR)	45.50	62.00	62.50	68.00
Low, business year (in EUR)	31.50	35.50	35.42	41.50
Price at end of business year (in EUR)	41.50	57.00	42.00	60.20
PER (price/earnings ratio)[1]	12.8	16.2	13.7	16.7
Number of quoted shares (in units)	10,000	10,000	10,000	10,000
Average traded volume per day on the German stock markets (in units)	8,830	14,538	10,198	12,037
Market capitalisation (in EUR million)	415.0	570.0	420.0	602.0

[1] At the end of the financial year based upon trailing EPS for the year under review
[2] According to IFRS

Shareholder structure of BERU AG

in percent


0.1
Private foreign
22.9
Former proprietor family shareholders
37.1
The Carlyle Group
23.9
Institutional foreign
4.6
Institutional domestic
11.4
Private domestic

Customer service for shareholders

The corporate communications department has further expanded the range of information available on the Internet. The new picture database provides numerous up-to-date product and corporate motifs, while further information has also been added to the Investor Relations section. The Company's communication policy centers on providing institutional and private investors, analysts and the press alike with comprehensive information without any delay and simultaneously. Shareholders and other interested parties receive news about the latest products, Company events and figures in their preferred way. Private investors alike institutionals can use the telephone hotline to contact the company directly anytime. The management and corporate communication teams informed the international capital markets and specialist media about the Company's future potential and its product pipeline at numerous roadshows, trade fairs and during various press tours.

BERU carried out twelve international roadshows – including six in the UK and North America – and participated in six international capital market conferences. The Executive Board and the Investor Relations team provided information about the Company and the prospects offered by the high-growth diesel market – which has been gaining a stronger foothold in the USA and Asia – but also about the status of key projects which were recently launched in the new product groups. In addition, the corporate communication department organized more than fifty Company visits for analysts, investors, members of the press and others to the Bretten and Ludwigsburg plants, granting visitors a first-hand insight into the Company. The Company stepped up its efforts in North America, an area which is gaining importance as a sales market. Due not least to the potential offered by the American diesel market, the prospective products and BERU's earnings potential met with great interest from the US financial community. BERU also launched an ADR (American Depositary Receipt) program to make the share more accessible for US investors and to improve the share's liquidity in the medium term. We also expect this move to increase awareness of the Company and lift brand recognition

in North America. The Company has opted for a Level 1 OTC ADR program. The deposit certificates can be traded "over the counter". ADRs were issued at a ratio of 2:1. Each deposit certificate is therefore equivalent to half of a BERU share.

Since the beginning of 2004, BERU has also been a member of the Diesel Technology Forum USA, where major OE (original equipment) manufacturers and suppliers have got together to raise the profile of diesel powertrains in the USA and to promote sales of diesels via active marketing measures such as test drives, media work and information campaigns.

Committed to private investors

All of the company's important announcements and financial dates are published on the Internet, enabling interested private investors to keep themselves up to date anytime. We also offer the possibility to register in the shareholders' forum using, for example, the online contact form and to request the latest documents and financial reports. We are delighted that the shareholders' forum has met with an ever-growing response. Almost 1,000 people have now registered. In addition, BERU's IR team seeks to establish face-to-face contact with private investors at various events, which recently included a bank event in Schwäbisch Hall or at the Cologne Investment Fair for retail investors. Membership of BWSC (Baden-Wuerttembergische Small Caps) offers BERU AG a further means of informing private investors. Small- and medium-sized stock corporations based in Baden-Wuerttemberg have joined forces in this interest group in collaboration with institutions such as banks and stock market associations to organize events for private investors covering interesting stock market topics and corporate presentations.

2003 Annual Shareholders' Meeting approves unchanged dividends

The Executive and Supervisory Boards welcomed more than 750 shareholders and guests at the Annual Shareholders' Meeting on September 16, 2003 held in the Forum Ludwigsburg. With attendance representing approximately 75% of the capi-

BERU stock price compared to CDAX

since April 2002



120
110
100
90
80
70
60
50
40
Apr. 02
May 02
Jun. 02
Jul. 02
Aug. 02
Sep. 02
Oct. 02
Nov. 02
Dec. 02
Jan. 03
Feb. 03
Mar. 03
Apr. 03
May 03
Jun. 03
Jul. 03
Aug. 03
Sep. 03
Oct. 03
Nov. 03
Dec. 03
Jan. 04
Feb. 04
Mar. 04
Apr. 04
May 04

☐ BERU share indexed (April 1, 2002 = 100)

☐ CDAX indexed (April 1, 2002 = 100)

tal stock, BERU AG once again achieved one of the top values among the annual shareholders' meetings in Germany. At the 2003 Annual Shareholders' Meeting, the shareholders voted with a great majority to approve the proposals made on the appropriation of accumulated distributable earnings and the buyback of the Company's own shares. The meeting decided to distribute a dividend of EUR 1.10 per share. Following Mr. Anton Schneider's resignation from his Supervisory Board seat at the end of April 2003, Mr. Heiner Rutt, Chief Executive of The Carlyle Group, was elected as a member of the Supervisory Board.

Prize for BERU's profitability and communications work

In the 2003/04 financial year, BERU AG was once again awarded prizes for its investor-relation and corporate-communications work at both the national and the international level. The financial magazine Focus Money teamed up with experts from the IWP auditing institute in Saarbrücken to analyze the 155 major listed German companies and their annual reports based on the criteria of transparency, the quality of information, and profitability. With 1,732 of a maximum of 2,000 points, BERU achieved the best overall rating and was named company of the year.

BERU AG received the European Shareholder Value Award for the third time in succession. This award is given by PricewaterhouseCoopers and the trade magazine Automotive News for the highest increase in total shareholder return over the previous three years in the European supplier industry. "The award is confirmation of our work for the Company's shareholders, and shows that BERU and its workforce are on the right track," stated Marco von Maltzan at the award ceremony.

BERU stock price performance

since the IPO until May 2004



in EUR
in thou.
75
70
65
60
55
50
45
40
35
30
25
20
15
10
5
0
300
280
260
240
220
200
180
160
140
120
100
80
60
40
20
0
Oct. 97
1st HY 98
2nd HY 98
1st HY 99
2nd HY 99
1st HY 00
2nd HY 00
1st HY 01
2nd HY 01
1st HY 02
2nd HY 02
1st HY 03
2nd HY 03
May 04
Traded volume
Closing price BERU share

BERU unaffected by weak industry trend

Sluggish world economy

Global growth was at a low level in 2003. With growth in real gross domestic product of 2.7%, the world economy grew stronger than it did in the prior year, but was still significantly below its potential. Economic expansion was slowed by the war in Iraq, the lung disease SARS, and the increasing fear of terrorism. The United States had real GDP growth of 3.1% and was the driver of the world economy last year. In Europe, GDP increased by only 0.9%, a lower rate than in 2002. Economic stagnation in Germany continued, with GDP decreasing by 0.1%.

In the first three months of 2004, the conditions for an upswing improved slightly, however. Growth stimulus has been particularly apparent in the United States and Asia, while economic developments in the euro zone are still very restrained. Yet the turnaround may well have been achieved, and growth should begin to accelerate soon.

Varied situation in the automotive industry

Developments in the global automotive economy were generally satisfactory in 2003. New vehicle registrations worldwide increased by 2.2% (2002: 0.5%). The United States and Western Europe, BERU's major markets, actually contracted, and prevented a stronger upswing by the automotive industry overall.

Declining US market

Sales of 16.6 million light vehicles (cars and light trucks) in the United States were slightly lower than in the prior year (16.8 million). Car sales actually declined by 6.2% to 7.6 million (2002: 8.1 million). However, sales of light trucks climbed by a good 4% to a new record level of more than 9 million units.

In the first quarter of 2004, there have been positive effects from the economic and taxation measures taken in the United States. Rising purchasing power has had a positive impact on the automobile market. From January until March 2004, 3.9% more light vehicles were sold than in the same period of last year.

Emerging markets – growth driver for the global automotive industry

In recent years, the Asian emerging markets have become the most attractive growth markets for vehicle manufacturers worldwide. China in particular continued its car boom in 2003, with car sales soaring by 74% to 2.0 million units. In the last five years, car sales have multiplied nearly fivefold.

BERU is constantly monitoring the strong growth of the Asian market. When the time is right, we will take the sales opportunities presented there.

No stimulus from Western Europe in 2003

With 16.3 million units, manufacturers sold 1% fewer vehicles (passenger cars and commercial vehicles) in Western Europe than in the year before. Car sales decreased from 14.4 million to 14.2 million units. There was no revival until March 2004, when positive effects were felt from new model launches. In the first quarter of this year, new car registrations increased by 2.9% to 3.9 million compared with Q1 2003. Unit sales in the new EU countries developed particularly positively, rising by 8.4% in the first three months of 2004 compared with the same period of last year.

In Germany, 3.24 million new cars were registered in 2003 (2002: 3.25 million) – the fourth annual decrease in succession. Customers were unsettled by numerous factors such as the debate about higher taxes on company cars, the dispute about abolishing or reducing the income tax allowance for distance traveled to work, and rising petrol prices.

A significant revival of the car market in Germany, which had been hoped for at the beginning of 2004, has not yet materialized. New registrations in May fell by 8% compared with May 2003.

BERU continued to grow in the year under review despite the difficult market conditions. With the combination of original equipment and aftermarket sales, the company once again succeeded in setting itself apart from the weak economic developments. The Group's sales revenues rose by 16.4% to EUR 354.5 million (prior year: EUR 304.5 million). With a rate of nearly 19%, sales revenues in Europe increased particularly sharply – partially due to the acquisition of Eyquem in France.

Unabated diesel boom in Western Europe

The boom for vehicles with diesel engines continued unabated in Western Europe last year. With a total of 6.2 million units, manufacturers sold over 6% more diesel cars than in the prior year. At the same time, new registrations of gasoline cars fell by 7%. In its core business sector of diesel cold-start technology, BERU generated sales revenues of EUR 162.6 million in the year under review (prior year: EUR 155.3 million). This represents nearly half of Group sales revenues.

Development of diesel's share of new vehicle registrations

In percent


70
60
50
40
30
20
10
68.5
30.3
68.3
France
Great Britain
Benelux countries
2001
2002
2003

In the first quarter of 2004, diesel's share of new car registrations in Western Europe increased to 46.1% (prior year: 42.1%). High-torque engines and up to 30% lower fuel consumption, depending on the type of vehicle, assisted the market penetration of diesel vehicles. Market-research institutes such as AID now expect diesel to account for more than 57% of new car registrations in Western Europe in the year 2009. In Austria, diesel engines accounted for 71.2% of new registrations in the first quarter of 2004, followed by the Benelux countries and France with 68.3% and 68.5% respectively. The rate of increase was particularly sharp in Great Britain, where diesel's share rose to 30.3% in the first quarter of 2004, from 26.1% in the same period of last year. BERU's domestic market of Germany also continued to develop positively. In 2003, diesel's share of new registrations of 39.9% was well below the average for Western Europe, but by January 2004 it had risen sharply to 44.8%.

Diesel outside Europe

Outside Europe, diesel engines have not made much progress. Diesel's share of new registrations in the United States is still less than 3%, while in Asia it reached about 12% last year. Meanwhile, there are increasing signs that attitudes to diesel engines may be changing in the United States. Automobile manufacturers are attempting to promote diesel much more than they did in the past. In addition, new vehicles are being launched with diesel engines and market-research institutes are lifting their estimates of diesel's share of the US market. In its latest study, the AID institute assumes that diesel's share of light-vehicle registrations will increase from nearly 3% to almost 18% by 2010.

Diesel share of new-car sales 2002 vs. 2003

In percent	2003	2002
Western Europe	43.5	40.4
Eastern Europe	10.4	9.1
North America	2.7	2.3
South America	5.4	4.0
Asia	12.5	11.7
WORLD	16.1	15.1

Source: J.D. Power-LMC

Ecological diesel – fuel of the future

The public discussion about the use of ecological fuels such as bio-diesel or synthetic diesel also has a positive effect on sales of diesel-engine vehicles. These two fuel concepts offer attractive potential which is often not properly recognized. At the beginning of this year, some oil companies such as BP and Shell announced that they will blend 5% bio-diesel into their diesel fuel in the future. In addition, the EU has set a goal of increasing the proportion of biological components in fuels to 2% by the end of next year, and to 8% by 2020. By definition, the bio-diesel which is added is not subject to mineral-oil tax in Germany.

The role of synthetically produced diesel in the further development of innovative and energy-saving engine concepts should not be underestimated. In order to fulfill the stricter limits of the Euro 5 norm or the US Tier 2 legislation, fuel quality can be influenced as well as using particle filters and NO_x catalysts. Synthetic diesel does not contain any additives which create soot particles during combustion.

Vehicle stocks influence sales

The stock of vehicles in Germany is getting larger and older. Despite a marked reticence to buy new vehicles, the stock of passenger cars in Germany increased to 45.0 million last year. The growth rate of 0.8% was slightly higher than in the prior year (0.7%). Shell's latest passenger-car study forecasts that the number of cars in Germany will rise to around 53.5 million by 2030. The average car on the road in Germany is already nearly eight years old, which is well above the long-term average. It can therefore be assumed that significantly more repairs will be necessary in the future. This will have a positive impact on our aftermarket business. BERU increased its aftermarket sales revenues in the 2003/04 financial year by nearly 20% to EUR 112.7 million (prior year: EUR 94.4 million). This represents 31.8% of Group revenues.

Safety and convenience. With a deviation of less than 10% from the proper pressure, the TSS tire-pressure monitoring system warns of the danger of a sudden or gradual loss of tire pressure. More and more drivers are realizing how important this system is for their safety and convenience. TSS is now available for numerous medium-range and premium car models as well as for various sport-utility vehicles.

10

Assets, finances and profitability

Preliminary note

The consolidated financial statements of BERU AG, Ludwigsburg, have been prepared for the first time for the financial year ending March 31, 2004 according to the International Financial Reporting Standards valid on that date. The figures for the prior year have been adjusted for the sake of comparison.

Industry environment remains difficult

The economic environment in BERU's important markets – Europe and North America – still gives little cause for optimism. Hopes for a spring revival of the car market in Germany were not fulfilled either. The domestic market featured stagnation and consumer restraint. New-car registrations declined for the fourth year in succession. However, there were positive effects on the revenue trend from the worldwide increasing share of diesel engines. For the first time, more diesel vehicles were produced than in the prior year in all of the world's three major markets: the United States, Europe and Japan.

Annual target achieved

The Executive Board started the year with the target of boosting sales revenues by 15% and achieving an operating-profit (EBIT) margin of 15%. Despite the ongoing weakness of automobile markets in North America and Western Europe, the Group not only achieved, but surpassed this goal.

Sales revenues

in EUR million



400
375
350
325
300
275
250
225
304.5
354.5
02/03
03/04

In the 2003/04 financial year (ending March 31, 2004), Group revenues rose by EUR 50.0 million, or 16.4%, to EUR 354.5 million (prior year: EUR 304.5 million) (according to IFRS). The increase was driven by the solid growth of the Diesel Cold-Start Technology division, growth of the Ignition Technology division due to the acquisition of Eyquem, high rates of expansion by the youngest division of Electronic and Sensor Technology, and the successful launch of new products and technologies.

BERU's business model still aims to enhance the Group's position as the global market leader in the dynamically growing field of cold-start technology for diesel engines, and increasingly to integrate electro-mechanical products with ultramodern control electronics. We intend to achieve additional growth with new products in the fields of safety and convenience technology, such as the PTC auxiliary heating system, the diesel cold-start system ISS (Instant Starting System), or the electronic tire-pressure monitoring system TSS (Tire Safety System).

All the forecast data and information contained under the heading Outlook and other parts of the Management Report are based on information and details available to Beru at the time. The actual sales and income figures of BERU AG can be influenced by a range of factors such as economic development, fluctuations in exchange rates, the development of interest rates, increased competition, changing technologies and a lack of willingness on the part of customers to make buying decisions. Should a number of these imponderables and developments arise, this might make assumptions and plans unrealizable and the planning results could be affected. BERU AG bases its forecasts on the information that was available at the time these forecasts were produced.

The BERU Group's research and development expenditure was once again above the industry average in the year under review. BERU spent EUR 27.6 million on research and development, EUR 2.4 million more than in the prior year. This is equivalent to 7.8% of the Group's sales revenues.

Double-digit organic growth

With an internal growth rate of 10.8%, the Company succeeded in generating most of its growth organically. EUR 17.1 million, or 4.8%, of the Group's sales revenues were accounted for by the acquisition from Johnson Controls Automotive Electronics of spark-plug manufacturer Eyquem in France. Within the context of the changeover to IFRS, subsidiary BERU Italia S.r.l. was included in the consolidated group with retroactive effect, so that the basis of sales revenues for the prior year increased from EUR 303.1 million to EUR 304.5 million.

BERU prepared for the future as a technology leader

Our clear goal is, as ever, to extend our technologically leading role in our niche markets and as our customers' technology partner, to fulfill their needs with new products. The focus of the permanent further development of new diesel engines and concepts and new combustion methods is on lower consumption and emissions. New European and US laws require a massive reduction of exhaust emissions. BERU is making an important contribution to this goal with its cold-start technology for diesel engines. The groundwork of recent years and continuously high expenditure for research and development, currently 7.8% of sales revenues, has paid off: Nearly 20% of BERU's sales revenues in the 2003/04 financial year were made with newly developed products.

Larger workforce through the acquisition of Eyquem and new products

With a total workforce of 2,694 persons (prior year: 2,173), the Group employed 521 more persons than at March 31, 2003. This increase of more than 24% is primarily due to the acquisition of Eyquem in August 2003. In addition, the BERU Group took on more research and development staff. At the same time, unit sales of glow plugs and new electronic products such as TSS, PTC auxiliary heaters and ISS were successfully increased with the aid of new recruitment.

Solid growth for Diesel Cold-Start Technology

The Diesel Cold-Start Technology division increased its sales revenues by 4.7% from EUR 155.3 million to EUR 162.6 million. The original-equipment business for cars expanded at an even higher rate, and developed in line with the market for diesel cars. Unit sales in BERU's most important market of Europe increased by more than 6% in 2003. BERU profited from the introduction of the diesel Instant Start System (ISS) in the new Golf platform, new orders from the French manufacturers, and product launches starting with ISS for the GM/Isuzu DMAX joint venture for diesel engines in North America. All of the German manufacturers

already purchase this system from BERU, and we recently received an order to supply additional Mercedes-Benz engine platforms. Our business with the diesel instant-start system is to be expanded significantly once again in 2004/05.

Due to the mild winter temperatures and drivers' general reticence to have repairs carried out, the spare-parts business in Germany, our most important market, did not fulfill expectations. But as the proportion of cars on the road with diesel engines (at present less that 20% in Germany) rises in line with diesel's rising share of new registrations with a time lag of a few years, the management sees potential for growth with spare parts both in the German market and in the rest of Europe.

Sales by division

2003/04 in percent[1]



24.3 (19.7)
Electronics and Sensor Technology
45.9 (51.0)
Diesel Cold-Start Technology
29.8 (29.3)
Ignition Technology

[1] Last year's figures in parentheses

Ignition Technology: Integration of BERU Eyquem running as planned

In the division of Ignition Technology for gasoline engines, BERU succeeded in raising sales revenues by 18.5% in 2003/04 to EUR 105.5 million, after EUR 89.1 million in the prior year. This strong rate of increase was achieved although new registrations of cars with gasoline engines decreased by 7% in Europe. Whereas sales figures for connectors decreased, we increased our worldwide unit sales of spark plugs and ignition coils.

Since August 2003, BERU Eyquem has contributed to the division's sales revenues. Its sales revenues of EUR 17.1 million for 2003/04 were slightly below forecast, however. BERU's strategy is therefore to concentrate the production of spark plugs for automobiles at one location and to utilize synergies particularly in purchasing and as a result of more economical manufacturing. The Company has invested more than EUR 6.5 million in the facility at Chazelles sur Lyon, France, for the installation of new production processes and state-of-the-art manufacturing technology. BERU has thus positioned itself among the three technologically leading suppliers of spark plugs worldwide. Just a few weeks ago, a German car maker decided to purchase spark plugs from BERU Eyquem. Our goals are still to acquire new customers especially in the original-equipment business, to enlarge our share of supplies to the French car manufacturers, and to expand our international spare-parts business. BERU Eyquem's operating margin (EBIT) is to be lifted to 10% after the completion of the technology renewal phase, which is a focus of our present activities.

New products accelerate: growth path for Electronics and Sensor Technology

BERU's youngest division of Electronics and Sensor Technology remained on its growth path, contributing EUR 86.4 million to the Group's sales revenues in the year under review, after EUR 60.1 million in the prior year. The Tire Pressure Monitoring Systems unit grew by more than 50% from EUR 20.5 million to EUR 30.8 million, due partially to new product launches by VW and Audi. At the same time, the number of drivers deciding on this safety and convenience system as additional equipment also increased.

The division's second growth driver was the product group of PTC auxiliary heating systems. BERU has already generated sales revenues of more than EUR 10 million from these products since their launch in the new Golf 5 and Ford C platform.

Sales by type of customer

2003/04 in percent[1]


7.0 (7.5) General Industrial
61.2 (61.5) Original equipment
31.8 (31.0) *Aftermarket*

[1] Last year's figures in parentheses

Aftermarket expands by 20%

As a result of the acquisition, sales revenues from the spare-parts business increased by nearly 20% to EUR 112.7 million (prior year: EUR 94.4 million). With the acquisition of Eyquem, BERU has strengthened its international aftermarket business and become the biggest spark-plug manufacturer in France. BERU Eyquem generates more than three quarters of its sales revenues in the aftermarket business. With the new logistics center in Ludwigsburg, the Group has optimized the process chain in logistics while increasing its same-day delivery rate, the decisive competitive factor for a quick delivery service, to more than 96%.

Unlike the general trend in the industry and in an environment of aggressive pricing, the original-equipment business with manufacturers of passenger cars and commercial vehicles developed positively. For the first time, sales revenues surpassed the EUR 200 million mark. The Group can look back on strong growth of 15.8% to EUR 216.9 million (prior year: EUR 187.3) million.

International business continues to gain importance

In the year under review, we penetrated new markets, gained new customers and further internationalized our business: Our entrepreneurial activities outside our domestic market of Germany have become more important. The focus was on the aforementioned acquisition of BERU Eyquem in France, which was primarily responsible for the expansion of our international quota of 64.7% (prior year: 58.6%). Unit sales and sales revenues also increased in North America. Due to the start-up of deliveries of ISS at the end of the year to DMAX, a GM/Isuzu diesel-engine joint venture, and a slight increase in the share of diesel vehicles, sales revenues in North America rose to EUR 27.2 million (prior year: EUR 26.8 million). Taking into account the weakness of the dollar and the resulting negative impact on sales in North America, we are not dissatisfied with this development. As BERU invoices a large proportion of its US revenues in euros, the Group's dollar exposure is limited. With the advance of ISS technology in the United States, BERU assumes that the significance of the US market and its share of Group revenues will increase in the coming years. While sales revenues in Germany remained stable, the group succeeded in expanding its business considerably in the rest of Europe, as well as in Africa, South America and the Middle East. In Europe excluding Germany, BERU's revenues were almost 40% higher than in the prior year.

Sales by region

2003/04 in percent[1]


7.7 (8.8)
North America
7.9 (9.4)
Asia
2.1 (1.1)
Rest of World
35.3 (41.4)
Germany
47.0 (39.3)
Rest of Europe

[1] Last year's figures in parentheses

Report on the subsidiaries

On the whole, our subsidiaries also developed positively, most of them achieving revenue growth. In connection with the changeover to IFRS, the subsidiary BERU Italia S.r.l. was also included in the consolidated group.

Breakeven achieved at REMIX and F1 Systems

In the prior year, net income was reduced by the negative profit contribution from the Formula 1 supplier, BERU F1 Systems Ltd., UK, and the Hungarian electronics producer, REMIX Group Electronics Rt. The BERU management had set itself the clear target of achieving breakeven with both of these companies by the end of the financial year, and subsequently getting them back into the black. The restructuring measures implemented and the necessary personnel adjustments have brought the desired results. Both of the companies achieved a small profit.

The location of Tiszakécske in Hungary was selected by the management of the BERU Group as a low-wage location for production processes with a high share of manual input and for low volumes of electronic components and control units for industrial applications including the oil- and gas-burning sector. For cost reasons, some of the standard sensor production has been transferred to Hungary from Tralee in Ireland.

BERU F1 Systems is active in the business of supplying high-value motorsport components. Based on a 23.4% increase in sales revenues, substantially due to tire-pressure monitoring technology, the subsidiary developed positively.

South Korea in the black despite weak currency

Our South Korean subsidiary, BERU Korea Co. Ltd., which had made a small loss in the prior year, was in the black in the year under review. The company's sales revenues are made with South Korean manufacturers, primarily Hyundai, and were slightly higher than in the year before, although the South Korean won fell significantly against the euro. The BERU Group's other South Korean subsidiary, BERU Automotive Co. Ltd., Shihung-City, also suffered from the exchange-rate developments. However, due to the fact that there is also a trend towards diesel engines in South Korea, this subsidiary was able to expand its sales revenues to a certain extent.

Sales potential in the Chinese market

Regarding entry into the Chinese automotive market, BERU regularly analyzes market opportunities and holds discussions with potential Chinese joint-venture partners. But against the background of high risks connected with market entry and in view of the fact that most of the engines put into cars in China are not actually produced in the country, the BERU management does not see an immediate need to establish a subsidiary. The possibility is being considered of using our strong position in South Korea to supply the Chinese market with components from there.

Peso weakness a burden on Mexican subsidiary

BERU S.A. de C.V., Civac-Jiutepec, our Mexican subsidiary in the NAFTA region, which is mainly active in the field of ignition technology for gasoline engines, was able to expand its business. Adjusted for exchange-rate effects, sales revenues were higher than in the prior year, and its operating profit remained stable. However, due to the weakness of the peso, revenues measured in euros were nearly 20% lower than in the prior year.

BERU Microelectrónica boosts its revenues

In Vitoria, Spain, BERU Microelectrónica S.A. developed better than expected. The company develops and produces complex electronic components and hybrid switches. BERU Microelectrónica boosted its sales revenues by more than 25% and achieved an operating margin better than the average for the Group.

Boom year for BERU Electronics GmbH

For BERU Electronics GmbH, the financial year featured numerous production startups. BERU has concentrated the Group's electronics activities in Germany at one competence center in Bretten. For example, the development and production of the electronic control units for the PTC auxiliary heating system, the ISS diesel instant-start technology and for use in the tire-pressure monitoring system are all located here. The launches of the new Golf platform and the Ford C platform have substantially increased the production of the new PTC auxiliary heating system and the ISS instant-start system. Based on the current project startups, a renewed significant double-digit increase in output is expected this year. For this reason, BERU has expanded the surface-mounted technology (SMT) lines which assemble the printed-circuit boards (PCBs), adding a new fully automatic assembly line for the production of diesel instant-start systems. Another line was also added to the PTC assembly. The preparations for increasing output in Bretten are thus now largely completed. The new product startups at BERU Electronics GmbH, which mainly supplies BERU AG, led to sales revenues nearly quadrupling to EUR 40 million.

In line with the Group's planning, the Irish facility of BERU Electronics GmbH posted lower sales revenues than in the prior year. Correspondingly, Tralee's contribution to net income was also lower, while its profit margin was maintained. From our location in Ireland, where the effective tax rate is far lower than the average for the Group, BERU supplies glow plugs mainly to the region of North America, but also to some European vehicle manufacturers. At present, preparations are being made for an additional glow-plug assembly line to be put into operation.

Personnel expenses

With a workforce of 2,694 persons on the balance-sheet date, the Group employed over 500 people more than at March 31, 2003 (2,173). This increase of more than 24% is primarily due to the acquisition of Eyquem in France in August 2003. An additional factor was the expansion of the Group's research and development capabilities. The workforce in Germany expanded by 8.0% to 1,470 (prior year: 1,362). The increase in employment outside Germany was a much higher 50.9% to 1,224 (prior year: 811).

Personnel expenses as a share of sales revenues remained fairly stable at 28.9% (prior year: 28.6%), despite further increases in wages and salaries in Germany. As a proportion of the Group's output volume, personnel expenses were reduced from 28.6% to 28.3%.

Boom for Electronics and Sensor Technology causes increase in material costs as a proportion of sales revenues

The main reason for the development of material costs was the strong growth of Electronics and Sensor Technology. With the new products, BERU combines electronic control units with electro-mechanical components. The increasing need for electronic component groups usually with a high proportion of materials for the PTC, ISS and TSS product groups led to material costs increasing by 26.7%, a higher rate than sales revenues, to EUR 130.2 million (prior year: EUR 102.8 million). The product mix, the increased production of ignition coils for example, but also the inclusion in the consolidated group of BERU Eyquem, were additional reasons for the above-average rise in the Group's material costs. Yet another reason was the increase in the prices of raw materials (machining steel, nickel, cobalt) and purchased electronic components. The BERU Group is attempting to counteract this development with long-term contracts and agreed purchasing conditions with its suppliers, as well as by raising sale prices. The Group's gross margin was 63.3% (prior year: 66.2%). BERU's management aims to counteract this development by means of measures taken on the procurement side as well as through improved product design. The significant increases in production volumes with the new product startups planned for the new financial year should tend to have a slight positive effect.

The other operating expenses (administrative and selling expenses) remained stable in absolute terms at EUR 57.0 million (prior year: EUR 57.1 million). As a proportion of sales revenues, they were reduced significantly, from 18.8% to 16.1%. This was to a large extent due to the PAP efficiency-enhancing program, which aims to cut costs generally in the Group by 3% per annum.

Capex and depreciation

in EUR million


40
35
30
25
20
15
10
5
30.4
35.6
26.7
27.0
02/03 03/04 02/03 03/04

■ Investment in property, plant and equipment

▤ Total depreciation/amortization

High investment in future growth

In order to extend our international market leadership in the field of diesel cold-start technology, to strengthen our electronics activities and to introduce new technology in the spark-plug production at BERU Eyquem, the Group invested EUR 35.6 million (prior year: EUR 30.4 million) in property, plant and equipment. EUR 6.5 million was invested in new production equipment and manufacturing technology at BERU Eyquem. At the locations of Ludwigsburg and Tralee, Ireland, the focus was on expanding glow-plug capacities. At the electronics location in Bretten, Germany, the SMT assembly of electronic components and PCBs was expanded and an additional automatic ISS assembly line was installed. Furthermore, a new assembly line for PTC auxiliary heating systems was purchased. A further EUR 7.2 million was invested in the new logistics center for the spare-parts business, in which EUR 6.9 million had already been invested in the prior year. BERU thus created the key conditions for competitive advantages through efficient process chains and excellent same-day delivery rates with the goal of expanding the aftermarket business under the BERU brand both nationally and internationally.

The Group invested EUR 8.1 million in intangible assets (prior year: EUR 10.3 million) and EUR 1.5 million in financial assets (prior year: EUR 0.4 million). Total investment as preparation for the growth of the coming years thus amounted to EUR 45.2 million, after EUR 41.0 million in 2002/03. Once again, BERU was able to finance this investment completely out of its cash flow. Despite the high total investment rate of 12.8% (prior year: 13.5%), the BERU Group achieved an operative free cash flow of more than 7% of sales revenues.

EBIT grows by 30%: impairment test burden

In the 2002/03 financial year, operating profit according to German accounting regulations (HGB) was positively influenced by share-price and exchange-rate gains totaling EUR 4.9 million and by capital gains on the sale of shares in various US companies totaling EUR 3.8 million. According to IFRS, the contribution to the Group's operating profit from capital gains realized on the sale of shares in the previous financial year was EUR 1.6 million.

BERU had no exceptional income of this kind in the 2003/04 financial year. in addition, the Group incurred large expenses for the ramp-up of new products in the Electronics and Sensor Technology division as well as in research and development and the development of the smart ISS system with pressure-sensor glow plugs.

Nevertheless, earnings before interest and taxes (EBIT) according to IFRS, adjusted for the capital gain of EUR 1.6 million in the prior year, increased by 30.2%, a much higher rate than sales revenues, to EUR 53.4 million (prior year: EUR 41.0 million). The EBIT margin according to IFRS was thus 15.1%. The impairment test carried out in accordance with IFRS on the value of the individual segments of the BERU Group resulted in an impairment of EUR 1.5 million being recognized for the General Industry segment, with a consequential charge on operating profit (EBIT) and all the following measures of earnings before taxes of EUR 1.5 million. Before the write-down from the impairment test, the EBIT of EUR 54.9 million was equivalent to an EBIT margin of 15.5%.

Operating profit, which included the capital gain of EUR 1.6 million in the prior year, increased by 25.4%, from EUR 42.6 million to EUR 53.4 million.

High level of financing power

BERU's above-average financing power was maintained in a challenging corporate and industry environment. The operative cash flow EBITDA (earnings before interest, taxes, depreciation and amortization), which is an important performance measure for the Company's profitability and financing power, increased at a higher rate than sales revenues, by 18.9% to EUR 80.5 million (prior year: EUR 67.7 million).

The Group's cash flow (net income plus depreciation and amortization and changes in long-term provisions) grew by 9.3% to EUR 63.2 million (prior year: EUR 57.8 million). The operative free cash flow (net income plus depreciation and amortization and changes in long-term provisions minus investment, before divestment) reached EUR 24.7 million.

Income from ordinary activities

in EUR million


60
55
50
45
40
35
30
46.0
56.5
02/03
03/04

Development of net income

in EUR million


40
37.5
35
32.5
30
27.5
25
30.6
35.9
02/03
03/04

Income from ordinary activities up 23%

In an environment of persistently low interest rates, financial income decreased by 8.8% to EUR 3.1 million (prior year: EUR 3.4 million). Before taxes, the Company earned 22.8% more, achieving income from ordinary activities of EUR 56.5 million (prior year: EUR 46.0 million), or EUR 58.0 million before the impairment charge. The pre-tax return on sales was 15.9% (prior year: 15.1%), or 16.4% before the impairment tests.

Higher net income despite increase in tax burden

The Group's effective income-tax rate fell slightly, by 0.9 percentage points to 33.6% (prior year: 34.5%). The tax deductibility of one seventh of the dividend distribution no longer applied, as it had been abolished by tax legislation in Germany. Lower-than-average effective tax rates at some of the Group's subsidiaries led to the improvement.

The increase in other taxes is mainly due to the "taxe professionelle", a kind of asset tax, to be paid by BERU Eyquem SAS in France. The Group's overall effective tax rate increased to 35.9% (prior year: 35.0%). Against the background of the planned increase in unit sales, the overall effective tax rate at BERU Eyquem should improve in the coming years.

The Group also plans to organize its international production network so that the total tax burden can be reduced.

Earnings after taxes thus increased by 21.3%. Net income reached a new record level of EUR 35.9 million (prior year: EUR 30.6 million). If the impairments, which have no effect on liquidity, were left out of the equation, the Group's net income would rise to EUR 37.0 million.

Earnings per share
in EUR


4.0
3.75
3.5
3.25
3.0
2.75
2.5
3.07
3.59
02/03
03/04

Earnings per share up 17%

Earnings per share, calculated for the first time according to IFRS, surpassed the prior-year level by 16.9% to reach EUR 3.59 (prior year: EUR 3.07). Before the impairment tests, earnings per share were EUR 3.69.

Sound balance-sheet structure and high liquidity create scope for action

In terms of the balance-sheet ratios, BERU AG is among the strongest companies in the manufacturing sector. Even in economically difficult times, in which the capital markets can only be used to a limited extent for refinancing, our sound balance-sheet structure with an equity ratio of 68.5% (prior year: 71.1%) gives us a stable basis. In addition, the Group disposes of cash and marketable securities of EUR 105.0 million. The BERU Group is thus a reliable and sound technology partner for its German and international customers. The Company sees itself in a financial position to undertake the increasingly challenging development projects required by customers in the automotive industry, and to assume an expanding share of the value chain.

The balance-sheet total also grew in the 2003/04 financial year, increasing by 15.3% to EUR 411.0 million (prior year: EUR 356.3 million). The fact that BERU achieved a double-digit increase in sales revenues throughout the Group and has already prepared for the coming product launches by making appropriate investments is reflected by the increase in fixed assets to EUR 162.1 million (prior year: EUR 123.7 million).

Current assets increased by 7.1%. The high level of inventories compared with the sector in general is essential for BERU with its strong focus on the spare-parts business: For success in the aftermarket it is crucial to be able to supply customers with a wide product range and a good same-day delivery rate. Working capital increased by 22.4% – a slightly higher rate than sales revenues. At this point it should be mentioned, firstly, that the Group took over inventories and receivables of around EUR 14 million with the acquisition of Eyquem. Secondly, the Group has to ensure the smooth startup of major orders for the new ISS and PTC products in the Electronics and Sensor Technology division, which also requires high levels of inventories in order to guarantee availability in each phase. Inventories increased to EUR 55.6 million (prior year: EUR 43.8 million), while trade receivables went up to EUR 73.7 million (prior year: EUR 61.8 million). Due to the acquisition of Eyquem, cash and cash equivalents decreased.

BERU Group balance-sheet structure – assets

in percent


39.4
59.1
1.5
34.7
63.7
1.6
2002/03
2003/04

☐ Fixed assets

☐ Current assets

■ Deferred taxes

BERU Group balance-sheet structure – equity and liabilities

in percent


68.5
0.4
12.0
15.4
3.7
71.1
0.4
12.3
12.7
3.5
2002/03
2003/04

☐ Shareholders' equity

☐ Minority interests

☐ Provisions

Liabilities

■ Deferred taxes

On the side of shareholders' equity and liabilities, the significantly higher net income and the change in the valuation reserve led to equity capital increasing by 11.1% to EUR 281.6 million (prior year: EUR 253.4 million). Return on equity rose by nearly one percentage point to 13.4% (prior year: 12.4%).

Pension obligations and recognizable risks are covered by provisions in an amount of EUR 49.1 million. On balance, the Group added EUR 5.2 million to its provisions. The provisions ratio amounted to 11.9%.

BERU is actually debt free. Although the Group's liabilities to banks increased by EUR 6.7 million to EUR 26.8 million (prior year: EUR 20.1 million), available liquidity (securities held as current assets plus cash and cash equivalents) amounted to EUR 105.0 million. Net financial assets amounted to EUR 78.2 million. The gearing ratio (financial liabilities minus securities held as current assets and cash and cash equivalents in relation to equity capital) was minus 46.8% on the balance-sheet date.

In the opinion of the management, the potential of the BERU Group for continued expansion and value growth is secure against the backdrop of a sound asset, financial and earnings position.

Increasing orders received

Due to numerous new product startups and the growing popularity of diesel vehicles, BERU's order books are full. Orders received rose by 18.0% to EUR 374.6 million (prior year: EUR 317.4 million), a much sharper rise than in 2002/03 (7.2%). The order backlog increased by 13.8%, and was at EUR 166.2 million on the balance-sheet date (prior year: EUR 146.1 million). However, the weak sales of cars reported by the VDA in Germany and the low volume of orders received from car makers in the domestic market in May still give reason for caution. It still remains uncertain as to whether a car-sales revival can be expected throughout Europe this spring.

Risk management and risk assessment for future developments

Risk-management system with early-warning function

The Group's risk-management system is an integral part of our corporate management. It includes all of the Group's important planning, controlling and reporting processes. Using a uniform reporting system, the Corporate Controlling department monitors and analyzes the situation of the Group companies' earnings, assets and finances. In addition, the responsible managers regularly report in accordance with a risk catalog with validity for the whole Group. These results are weighted with their probabilities of occurrence, summarized in a detailed risk report, and reported to the Executive Board and the Supervisory Board. The resulting measures to be taken are evaluated in terms of their efficiency and decided upon by the Executive Board.

The department responsible for the risk-management system regularly checks the Group's risk exposure and evaluates the overall risk catalog. In this way, management receives information crucial for controlling and optimizing the individual areas of the Company. It can thus react to potential dangers to the Company's position arising from the market situation, new legislation or technological changes.

General economic risks

As a group with worldwide operations, BERU is subject to the economic trends of international markets and their underlying conditions, which often differ considerably. Global political tension can further worsen the unstable economic situation, with a consequential negative impact on our future business developments.

The sharp increase in the price of crude oil and the resulting increase in fuel prices give cause for concern. Although this is expected to have a negative effect on car sales, higher gasoline prices could boost the market share of diesel engines. This would be to the Company's benefit due to our strong position in this field. If the four-year-old tendency for the Japanese yen to depreciate against the euro continues, this could result in an increasing cost and competitive disadvantage for some of our product groups vis-à-vis suppliers from the Japan/Asia region.

Industry risks

The ongoing weakness of the world economy is having a distinct effect on the automotive industry. The large majority of BERU's products are for customers in this industry, making us directly dependent on the vehicle manufacturers' business developments. There are also dependencies on structural trends such as diesel's share of new car registrations and the market penetration of safety systems such as tire-pressure monitoring systems. The Company counteracts these risks with consistent cost management. Local fluctuations in demand can cause temporary problems with capacity utilization, particularly for some of our production locations outside Germany, which can be offset by means of suitable measures.

As the world's market leader in the product area of diesel cold-start systems, the regularly recurring political discussion about diesel taxation and the legal requirement for soot-particulate filters in diesel engines could be damaging for BERU. But in the past, this has had no negative impact on the Company's business development.

Product risks

If the Company should fail to maintain its technological leadership, there is a risk that products manufactured by BERU could be partially replaced by new technologies. BERU is therefore making all efforts to protect its position as a technology leader and to recognize its customers' development tendencies and requirements at an early stage. BERU strives to be a trendsetter through its high research and development expenditure, new product concepts and close contacts to its customers. Additional risks lie in the continuing growth of the importance of the electronic systems and components in BERU's products, which are more sophisticated in terms of technology and manufacturing than conventional products. One of these electronic components is the Instant Start System (ISS) in the area of diesel cold-start technology.

Profit risks

BERU continues to make high advance investments in the development of new products. Last year, research and development expenditure was once again above the average for the industry at 8% of sales revenues. We expect the product development of recent years to have a positive effect on our sales revenues and earnings in the coming years as a result of further increases in production volumes. If the existing risks give rise to any disturbances or delays, this would have to be counteracted with cost reductions.

From the side of our customers, there is a continuing pressure on sales prices, which can have a negative impact on earnings. The agreed and foreseeable price reductions have therefore been included in our corporate planning accordingly. Appropriate provisions for threatening losses have been formed for our obligation to deliver on unprofitable contracts.

The restructuring measures initiated at our BERU F1 Systems and REMIX subsidiaries fulfilled our expectations in the year under review, leading to the turnaround for both companies. The worsening liquidity and capital situation of the past two years has been stopped. Now it is a matter of improving the profitability of both companies. If, contrary to expectations, this should not be possible, further charges cannot be excluded at Group level and for BERU AG.

Independently of this, the parent company recognized impairments on both subsidiaries in its annual financial statements in the form of additional provisions for risks, as well as on a part of the credit granted to the companies. Furthermore, our Hungarian subsidiary, REMIX, significantly reduced its liabilities during the year under review. These measures have led to a reduced risk exposure.

Our newly acquired production facility for spark plugs in France serves the goal of enhancing our product competence with our own manufacturing base. This involves high investment volumes in the coming years. Now it is important to quickly achieve the goals we have set by renewing the technological basis of the plant in Chazelles and by integrating its sales and administrative functions. The resulting market opportunities are accompanied in the short term by risks from the acquisition of the company and potential frictional losses connected with its integration into the BERU Group.

Further increases in the value of the euro can lead to reduced demand from the US dollar area and have a generally negative impact on our earnings situation. Our dependence on the development of the US dollar has been reduced. Future currency inflows denominated in dollars area are hedged for the 2004/05 financial year. At Group level, revenues invoiced in US dollars amount to less than 5% of total sales revenues. Shares held in various US companies in the prior year were sold during the year under review, thus eliminating one source of risk potential.

Asset risks

Potential risks resulting from investments and acquisitions are carefully examined and evaluated with external support. We have extensive insurance protection against unforeseeable losses, including an appropriate product-liability cover. The usual operating risks are covered by appropriate provisions for warranties.

The main asset risks for the parent company are to be found in the valuation of investments in some of our subsidiaries and the loans granted to them. The Company assumes, however, that the impairments now recognized appropriately reflect the resulting risks. BERU AG provides bank guaranties in favor of BERU F1 Systems in an amount of EUR 5.6 million to cover the loans taken out by this subsidiary.

Most of the Company's liquid funds are invested in bonds denominated in euros, and a smaller amount is invested in equity funds. The interest-rate risk connected with loans and bonds is taken into account by means of regular reviews of credit-worthiness, remaining terms and interest-rate sensitivity.

Operating risks

In order to fulfill our customers' high quality expectations, BERU pursues an ambitious quality strategy including the Group-wide application of adequate quality-management systems and the certification norms required by the customers. Despite these high standards, in the past a number of customer complaints and warranty claims could not be avoided. In this respect, there is generally an increased risk in connection with electronic products. This is minimized by means of intensive cooperation and open communication at a technical level throughout all stages of the process chain from the customers to the suppliers. Appropriate provisions have been formed in the balance sheet to cover such risks.

On the purchasing side, a degree of dependence on individual suppliers for certain raw materials and components is inevitable. We counteract the associated price and supply risks by making intensive efforts to obtain second suppliers. In some areas of purchasing, the Company was confronted with substantial

demands for price increases by suppliers. We are therefore carefully monitoring our purchasing prices for steel, nickel and electronic components. BERU attempts to minimize price increases by entering into long-term price agreements, framework agreements and, in some cases, by building up larger inventories.

Legal risks

The Group is not currently involved in any legal or arbitration proceedings which could have a significant influence on its financial situation. Like any other company, BERU is also confronted with warranty claims. Adequate provisions have been formed in the balance sheet to cover the risks arising from such claims.

Overall risk

The Group's overall risk exposure is relatively moderate due to its good financial situation and profitability. Against this background, no risks can be recognized which endanger the continuing existence of the Company. On the contrary, the Company assumes that with its current products and those products in the development phase, it is well prepared for the future and will achieve its strategic and operative goals.

Events after the end of the financial year

No events occurred after the end of the 2003/04 financial year which were of any significance for the assessment of the Group's risk exposure and/or which might lead to a change in this assessment in the future.

Outlook for the current financial year

Accelerated growth for global economy, little stimulus from Germany

Global economic growth seems to be accelerating. Growth prospects have improved since the end of last year, with the main stimulus coming from the North American and Asian markets. Economic growth can also be expected in Western Europe, but is likely to be relatively moderate, not least due to the ongoing lack of demand from German consumers. Nevertheless, we anticipate a slight improvement also in the German economy in the coming year.

For Japan, we see rather limited growth prospects. Asia in general has developed positively, and its good growth rates should continue this year, particularly due to the dynamism of the Asian emerging markets, especially China. An improving situation in South America, now that the economic setbacks seem to have been overcome, should also tend to stimulate the global economy. Some impetus should also come from the new EU member countries of Eastern Europe; the recent EU enlargement will have positive effects. Overall, for the 2004 calendar year we anticipate global economic expansion of around 3 %. A precondition for this growth is that the political environment remains stable and consumer and business confidence continue to improve.

Slight growth in international automobile markets

Experience shows that demand for automobiles rises when economic developments are generally positive. In Western Europe, we expect an increase in unit sales especially in the second half of the year, so new-car registrations in 2004 should be slightly higher than last year. In Germany, hopes for a sustained revival of the automobile market have subsided after poor new-car registrations and a decrease in domestic orders received in the month of May. In view of this development, we assume that the German automobile market will tend to stagnate over the whole year. On the other hand, we expect a slight revival of the North American vehicle market with the tendency for a rising proportion of diesel engines driven by high fuel costs, the launch of new diesel models and increasingly strict fleet consumption levels. For Japan, the most important Asian market, we anticipate a very moderate or even declining trend for new-vehicle registrations. However, demand for cars in the other Asian countries, especially in the emerging markets, should increase significantly. The trend of rising new-car registrations is also likely to continue in the countries of South America and above all in Eastern Europe.

The low point has been passed for commercial vehicles. Orders received by manufacturers in recent months increased significantly, particularly in the markets of North America and Western Europe. The general improvement in growth prospects is leading to higher investment activity, which has a positive effect on demand for commercial vehicles.

Against this general economic backdrop and the assessment of the situation in the industry, we assume that stronger global growth will also have a positive effect on the revenue trend of the BERU Group. As ever, one of the key drivers for the Company is the development of diesel's share of the market worldwide. Europe is the most well-developed region for diesel engines, and is by far our most important sales market. A further aspect is the production startup of new products: 2004/05 will be yet another ramp-up year for BERU, in which numerous high-volume projects will have to be managed.

Management sees potential of new launches and diesel trend

Unit sales of diesel vehicles in the first quarter confirm the continuing growth trend for diesel. In Western Europe, diesel's share amounted to 46.1% at the end of the first quarter of this year. In the opinion of all renowned market-research institutes, the trend towards diesel will continue in the coming years. The latest publications and manufacturers' estimates forecast that diesel's share of new registrations in Western Europe will rise to more than 57% by the year 2009. Prospects for diesel in Asia and North America are improving steadily. For example, diesel's share of registrations of new light vehicles (cars and light trucks) in the United States is likely to rise to around 10% in the next five years, from today's level of less than 3%.

We anticipate positive business developments in the field of ignition technology during this financial year. The key drivers will be increased use of the new space-saving flush-fitting pencil coils, more spark plugs used as original equipment, and the planned expansion of the aftermarket business.

We also expect strong growth rates in the field of electronics and sensor technology, as in recent years. This will be based in particular on the tire-pressure monitoring system, the PTC auxiliary heating system, and the growing business with high-temperature sensors.

Our cooperation with Lear in the North American market on the development, production and sale of electronic tire-pressure monitoring systems will again be the focus of our activities in this field in the United States. We expect impetus from US legislation, which should soon make system specifications more exact, setting the launch scenario for the planned mandatory equipment of new vehicles with tire-pressure monitoring systems.

We expect the aftermarket business to continue growing. BERU's strong market position in Germany and other European markets is to be further enhanced. The newly acquired Eyquem brand will present us with additional opportunities. The

integration of BERU Eyquem in the processes of the BERU Group and our new regional presence in the French automobile market will yield additional opportunities. We plan to significantly increase our market share in those regions of the world in which the Eyquem brand is well established.

Capital expenditure in 2004/05 will again be substantially higher than EUR 30 million. This will be for expansion in the field of diesel cold-start technology, additions to our highly automated manufacturing facilities for the PTC auxiliary heating systems, and further investment in the production of electronic components. Another key project is the modernization of spark-plug production in Chazelles sur Lyon and the newly developed M12 spark plug. Nonetheless, 60% of the capital expenditure will take place in Germany.

Integration before acquisition

We acquired Eyquem in summer 2003. The successful integration of this company into the BERU Group is a key factor for the success of the Ignition Technology and Aftermarket divisions, and has high management attention. Regarding the Group's further acquisition strategy, we will proceed cautiously and analyze the potential which is offered. On the one hand, our acquisition strategy will concentrate on securing our core business. On the other hand, we are checking possibilities to extend our competencies in the fields of electronics and sensors not only in Germany, but also abroad. We see potential in this respect in North America, Asia and Europe. In this way we intend to satisfy our customers' need for a competent technology partner in the big three markets even better than before. In addition, we are examining possibilities of expanding our aftermarket portfolio; here the focus is on the North American and European regions.

Accelerated profitability review of product portfolio and structures

Our strategic product orientation remains fundamentally unchanged; however, it will be focused more closely than before on the Company's core products. BERU is continuing its concentration on the trends of diesel, safety and convenience. The existing business model of focusing on the growth markets of diesel cold-start technology, safety technology and auxiliary heating systems will be pushed forward in the current financial year.

Within the divisions, we will concentrate on the products and product lines with the potential in the medium term to fulfill the Group's high strategic and operative requirements – with respect to profitability and cost of capital for example. In this context, beginning in 2004/05 we will examine our complete product portfolio and decide logically in which areas we will invest and in which areas we will divest. Within the framework of today's production network and facilities, we intend to raise the existing synergy potential, but also, wherever it makes sense and is necessary, to adjust our structures.

It is also a matter of sensibly extending key technologies and core competencies, but also of making adjustments wherever it is possible to purchase externally more economically. Production shifts to locations within our production network with lower wage costs and/or better manufacturing cost structures are an option that we will examine regularly.

A view to controlling costs

With a view to our earnings trend, we expect material costs to rise slightly in relation to sales revenues. This is mainly a result of the higher proportion of electronics in our new products. We assume that the current high level of raw-material prices will subside a little this year. In total, it cannot be ruled out that the situation in the raw-material markets will ultimately lead to a purchasing-price level slightly higher than in the prior year. With a consistent procurement policy, on the one hand honoring long-term business relations with our suppliers and on the other hand including the use of new international sources, we will attempt to counteract this trend successfully. This includes reducing procurement costs by reengineering our products and components. At the same time, growing purchasing volumes should also be to our advantage.

The wage settlements negotiated in the metal-working and electrical industries last year will lead to a 2.2% increase in wages and salaries for the current financial year. This includes the structural components of the framework pay settlement of 0.7%. However, once again this year we intend to resist an increase in the ratio of personnel expenses to sales revenues. Appropriate measures have already been defined. Within the context of the productivity action plan (PAP), the Executive Board has approved new targets and measures have been taken to save 3% of material costs in the current financial year.

Sales revenues and earnings to continue rising

BERU is faced with an ongoing intensive and price-aggressive competitive situation. New product start-ups, our strong product pipeline and the increased trend towards diesel triggered by high fuel prices worldwide make us confident of our chances of achieving further increases in sales revenues and operating profit in the current 2004/05 financial year. Based on the expectation of moderate growth in the European and Asian vehicle markets, the Group believes it is well positioned to increase sales revenues through organic growth in this financial year by at least 10%. The management has set itself the goal of increasing its operating profit, adjusted for exceptional expenses and income, by the same rate as sales revenues at least. This is to be assisted by the aforementioned measures on the cost side initiated by the management this year, and by the improvement in general competitiveness. Of course, a basic condition for the targeted profitability enhancements remains a geo-politically stable environment with a clear economic-policy framework.



1

Speed. The minute's wait for diesel starting is finally no longer an issue. The ability to start a diesel engine at minus 25°C with lower emissions and full on-board diagnosis makes this highly innovative BERU ISS technology the concept of the future. In the last two years, as the market leader we have supplied more than 1 million systems to our technology partners: BMW, DaimlerChrysler, General Motors/Isuzu and the Volkswagen Group. Tendency rising.

Diesel Cold-Start Technology

Diesels knows no bounds in Europe: forecast growth to 2009



Millions
in %
10
9
8
7
6
5
4
3
2
1
65
60
55
50
45
40
35
30
25
20
04
05
06
07
08
09
New registrations in millions
Market share in %

Sales development in Diesel Cold-Start Technology

EUR million



175
150
125
100
75
50
25
155.3
162.6
02/03
03/04

Diesel makes further progress

Europe's diesel boom continued in the 2003/04 financial year. The share of registrations of new cars with diesel engines climbed to a record of 46.1% in the first three months of 2004. In 2003, sales of diesel cars in Europe, the world's most important diesel market, increased by over 6% to more than 6.2 million units.

In the United States, only 2.7% of newly registered cars and light trucks are equipped with diesel engines. However, market-research institutes expect significant growth due to the sharp rises in fuel prices in the United States as well as legislation promoting more economical engines and lower emissions. All of these factors favor modern, low-consumption diesel engines.

Interest in diesel is also growing in Asia. In South Korea, a law has been repealed forbidding the use of diesel engines in passenger cars. All South Korean automobile manufacturers have since introduced diesel cars in their domestic market or are preparing such models for launch. With BERU Automotive, we are already represented locally with a glow-plug production facility in Shihung-City, and have already received orders from manufacturers Hyundai, Kia and SsangYong for our ISS diesel instant-start system.

It has thus become apparent that diesel vehicles are becoming increasingly popular outside Europe as well. Diesel's share of passenger cars sold worldwide in 2003 was already 16.1% (15.1%).

Solid growth by core division

With a market share of more than 40%, BERU is still the global leader for diesel cold-start technology, the Company's most important division. Sales revenues by the Diesel Cold-Start Technology division in the year under review increased by nearly 5% to EUR 162.6 million. Sales revenues from supplying original equipment for cars achieved even higher growth. BERU profited from the introduction of our Instant Start System (ISS) in the new Golf platform, the first use of ISS in North America, and new orders from the French manufacturers. The spare-parts business in our most important market of Germany did not fulfill expectations due to the mild winter temperatures and owners' unwillingness to have their vehicle repaired.



BERU AG supplies Ford with diesel cold-start technology, for which it received the Silver Award for excellent supplier performance.

ISS already in use on three continents

With its diesel cold-start system ISS (Instant Start System), BERU ensures that diesel engines start immediately and have low emissions also at very low temperatures. We are the only company in the world supplying this innovative technology as standard equipment.

BERU glow plugs and the ISS cold-start system are meanwhile installed by automobile manufacturers on three continents. In the United States, BERU started deliveries of ISS to the DMAX joint venture producing diesel engines for Isuzu and GM in December 2003, and has now received an order for the second application of ISS, to go into production in 2006.

Of the European manufacturers, in addition to BMW and Volkswagen, DaimlerChrysler is now also to use ISS technology in all of its diesel engines. BERU already commenced deliveries to DaimlerChrysler for 6-cylinder engines in the year under review, deliveries for 8-cylinder models will start this year, and recently BERU received an order to supply the system for the new 4-cylinder diesel engines as of 2005. The sales of our products for the vehicles based on the Golf V platform (including Seat, Škoda, Audi and Touran) have been running as planned.

We are intensifying our relations with the French manufacturers, and have succeeded in raising our delivery rates. BERU supplies glow plugs for a large proportion of the new generation of diesel engines produced by Renault and Nissan.

We assume that the continuous further development of diesel-engine technology by all manufacturers with the goal of achieving further reductions in consumption and emissions will open up sustained sales potential for our ISS technology.



Glow-plug production line in Ludwigsburg

Smart pressure-sensor glow plugs write a new chapter in diesel's evolution

New emission laws in Europe (EURO V) and the United States (Tier 2/LEV II) will further reduce the permissible levels of soot particulate, nitrogen oxides (NO_x) and hydrocarbons emitted by diesel engines. In the future, the value limits of NO_x and particulate will be 90% below current levels and thus very close to the limits of detectability. These emission standards can no longer be met with conventional solutions alone. Especially with larger vehicles such as American light trucks, additional measures will be necessary to fulfill the statutory requirements.

The targeted particulate reduction seems to be feasible with modern particulate filter systems. Today's after-treatment measures will not be sufficient to meet the NO_x targets. In addition, engines' raw emissions will also have to be improved significantly. For this reason, intensive research is being carried out on alternative combustion methods with very low NO_x emissions. With the combination of the two technologies, the required emission limits should be feasible; it might even be possible to do without NO_x after-treatment.

Its position in the combustion chamber makes the glow plug potentially ideal as a sensor. Some of BERU's development projects therefore involve glow plugs with integrated sensor functions. In addition to glow plugs that collect data on the combustion process via a measurement of the ion current, the focus is also on measuring the pressure created in the combustion chamber.

To these ends, BERU's development engineers have integrated a piezo-resistive pressure sensor in the glow plug. A significant factor for success in view of the extremely high temperatures, vibrations and pressures in the cylinder head is the mechanical structure of the glow plug. The heating element is not, as was hitherto usual, pressed into the body of the glow plug, but is flexibly fitted as a moving part and transfers the pressure onto a membrane. The actual pressure sensor is thus away from the combustion chamber in an area with much better ambient conditions. The thermal stresses on the seals are manageable, as a heating element of the BERU ISS instant-start system is used which glows only at the end.

The smart pressure-sensor glow plug (PSG) is already being tested by several European vehicle manufacturers. They will probably be used as standard equipment in the latest diesel engines starting in 2006. With its new technology, BERU will thus contribute towards reconciling the demand for high-torque engines and driving fun with the rational requirement for economy and environment compatibility.

BERU supports the entire combustion cycle

The modern diesel engines of the future will work with sharply reduced compression ratios, leading to further efficiency improvements and lower exhaust emissions. During the cold-start and warm-up phases, the lower final compression temperature reduces the flammability of the fuel-air mixture, with a negative effect on the emission of exhaust fumes. Reducing these emissions is an additional area of activity in the development of diesel instant-start systems. BERU is working on an electronically controlled high-performance heating flange, which is installed directly in the intake manifold of the diesel engine to warm the intake air during the critical warm-up phase. This electronically controlled high-performance flange is regulated via the engine management or directly by the BERU ISS control unit.

BERU diesel instant-start systems thus support the entire combustion cycle of modern diesel engines: Electronically controlled quick-start glow plugs initiate optimal engine starting, high-performance heating flanges reduce the emission of exhaust fumes during the warm-up phase and the entire operation of the engine, and the new BERU combustion-chamber pressure-sensor glow plugs (PSG) monitor the quality of combustion.

Together with our customers, we are working on the fuel concept of the future – diesel. For the current financial year, BERU anticipates rising sales revenues from its core division of Diesel Cold-Start Technology. The new vehicle launches with ISS, our pioneering position in research and development, and the increasing trend to diesel engines due to the rising price of crude oil and refined fuels make us confident of achieving high growth rates for this division also in the future.

Ignition Technology and Aftermarket

Sales development in the Ignition Technology division

EUR million



110
100
90
80
70
60
50
89.1
105.5
02/03
03/04



BERU TDA – Spark-plug production in Chazelles sur Lyon, France

Higher revenues for Ignition Technology

In the year under review, BERU's Ignition Technology division boosted its sales revenues by 18.5% – from EUR 89.1 million to EUR 105.5 million – despite a 7% decline in registrations of new cars with gasoline engines in Europe. In addition to the growth in revenues with existing BERU products, since August 2003, BERU Eyquem has also contributed to the division's sales revenues.

Good progress with integration of BERU Eyquem

Effective July 31, 2003, BERU acquired Eyquem, a French spark-plug manufacturer, from Johnson Controls Automotive Electronics. This purchase is a continuation of BERU's strategy of growing in technological niche markets and in the international aftermarket business, while strengthening its position in the French market and with French vehicle manufacturers. BERU is now the leading manufacturer of spark plugs in France.

BERU had already cooperated for several years with Eyquem, based in Chazelles sur Lyon, which supplied components for BERU's spark-plug program. Eyquem's staff, equipment, and product quality are therefore already adjusted to BERU standards. BERU's spark-plug technology, together with the manufacturing facilities installed in Chazelles, are the basis for us to grow in a new, international dimension with our ignition technology. In recent years, BERU has supplied spark plugs to German automobile manufacturers. This new acquisition has the effect of expanding our customer base, with the major French OEMs for example, with which Eyquem has traditional supplier relations. BERU has thus laid the foundations for a presence outside Germany as a recognized development partner for the European vehicle producers.

BERU Eyquem is also well-positioned outside its home market of France, supplying customers not only in Germany, but also Volvo in Sweden, MG Rover in England, Dacia in Rumania, and SsangYong in South Korea.

BERU has already succeeded in gaining new orders in this field. For example, at the beginning of 2004, the Company was awarded a contract to supply spark

plugs for a new engine produced by the Volkswagen Group. Deliveries of spark plugs have already started for this engine, which is used in various Volkswagen Group models.

Innovative ignition technology

In order to achieve a stronger position with original equipment as well as with aftermarket equipment, BERU is investing in new ambitious products in addition to its traditional aftermarket range. The goal is to make slimmer spark plugs with longer lifetimes. For this purpose, BERU has set up manufacturing facilities in Chazelles sur Lyon to produce the so-called M12 spark plugs. These spark plugs are on average two millimeters slimmer than today's standard products. The reduction places high demands on the electrical insulating strength of the spark plugs' ceramics. We thus developed a new ceramic part with enhanced dielectric insulation. Production of these spark plugs has already started. The slim-line M12 spark plugs will be used in modern direct-injection gasoline engines.

The development of modern ignition coils also follows the requirements of new innovative engines for space-saving flush-fitting pencil coils with increased performance. To improve diagnosis, more and more electronics components are being integrated into these new pencil coils. BERU supplies pencil coils of this kind for the Porsche Cayenne, for example. BERU is also established in the motorcycle market and supplies coils for a large part of the Ducati model range, including the most powerful model.

Sales by type of customer

2003/04 in percent[1]


7.0 (7.5)
General industrial
61.2 (61.5)
Original equipment
31.8 (31.0)
Aftermarket

[1] Last year's figures in parentheses

More progress in the aftermarket

Almost two thirds of our aftermarket sales revenues are generated by ignition-technology products. Despite the fact that in all of Europe, and lately also world-wide, diesel is accounting for an increasing share of the market, in our domestic market of Germany, 80% of all vehicles still have gasoline engines. In the whole of Europe, the share is about 60%.

In 2003/04, sales revenues in the aftermarket business increased by nearly 20%, to EUR 112.7 million after EUR 94.4 million in the prior year. Despite the weak dollar and continuing competitive pressure, BERU succeeded in increasing sales revenues in the aftermarket business compared with the prior year, even when the Eyquem revenues are left out of the equation. In the Far East, the SARS lung disease had a negative impact on revenue developments in the first quarter of 2003/04. Other markets developed positively, however. In the Middle East, for example, BERU's sales revenues were 17% higher than in the prior year. In Eastern Europe, revenues were maintained at the prior year's level. With the aid Eyquem, we aim to further expand our international position in the aftermarket business.

With the acquisition of the spark-plug division of Johnson Controls Automotive Electronics, BERU has been able to include the oldest and most renowned French spark-plug brand in its aftermarket program: Eyquem. This enables us to market our entire aftermarket program under this label in France and in other markets where the brand name of Eyquem is well positioned, or wherever it makes sense to pursue a dual-brand strategy.

As ever, in our important European markets, the successful range of BERU Ultra X and BERU Ultra X Platinum spark plugs forms one of the mainstays of our aftermarket program.


DIESEL-SCHNELL-
STARTSYSTEM ISS
ULTRA X
BERU's stand at the 2003 Frankfurt Motor Show

Worldwide success with the BERU brand

BERU actively promoted the market awareness of its brand in the year under review, and was present at numerous international trade fairs in 2003/04. The main focus was on the Frankfurt International Motor Show (IAA), where BERU was present with an impressive two-floor stand. BERU's presentation at the IAA emphasized the products, ISS, TSS and Ultra X Platinum. But other trade fairs such Automec in South America, Motortec in Madrid, and Equip Auto in Paris – the major European trade fair for the aftermarket business – are also highly important for the BERU brand. Numerous additional campaigns such as BERU-TOP-10 in the German DTM motorsport championships enable us to improve our direct and indirect contacts with customers and interested parties.

We directly approached the wholesalers and retailers last year with a broad-based promotion campaign. This time the emphasis was on the launch of the Ultra X Platinum spark plugs. The campaign did not stop at the German border, extending to Italy, Spain and the Benelux countries. Field sales personnel visited workshops and specialist retailers in their respective areas in BERU-look Peugeot 206 CC cars. BERU thus expanded its customer contacts and obtained valuable local market data. A novelty that eases the work of service and distribution is the BERU Product Finder. Products and application possibilities can now be identified directly on the BERU website. An up-to-date product CD and new catalogues make it easier to find the right solutions and provide technical information on all aspects of the BERU program.

The relocation to the logistics center in Ludwigsburg ran smoothly, and new, faster, logistic systems are already in full operation. The new logistics center will improve our service for retailers and workshops yet again. With a delivery rate of more than 96%, BERU is one of the industry leaders.

Further expansion of aftermarket activities

We still have the goal of further expanding the aftermarket business. With the combination of original-equipment and spare-parts business, BERU succeeds in compensating to a great extent for the cyclical fluctuations in the sector. We are making particular efforts to establish the BERU brand internationally, and to expand the spare-parts business beyond ignition technology as a full-range supplier. The introduction of numerous new products in the field of original equipment forms a further basis for the growth of our aftermarket business in the coming years.

Electronics and Sensor Technology

Electronics and Sensor Technology
in EUR million


100
90
80
70
60
50
40
60.1
86.4
02/03 03/04

Ongoing growth for newest division

As in previous years, Electronics and Sensor Technology was again the division with the strongest growth. Sales revenues increased by 43.8% to EUR 86.4 million (prior year: EUR 60.1 million). Sales revenues by the Tire Pressure Monitoring Systems unit grew by 50%, from EUR 20.5 million to EUR 30.8 million.

First revenues from PTC auxiliary heating systems

Demand is rising for cars with innovative diesel engines or direct-injection gasoline engines. However, both of these engine concepts have one disadvantage: They are so efficient that the waste heat is sometimes insufficient to heat up the car interior to a pleasant temperature. BERU compensates for this thermal deficit with electronically controlled PTC auxiliary heating systems. PTC stands for Positive Temperature Coefficient and refers to the self-regulating feature of the ceramic heating elements used by BERU.

In the last financial year, BERU generated its first sales revenues with PTC auxiliary heating systems. Deliveries started on schedule in 2003 for the Volkswagen Group's new Golf platform. The series launch of the Ford C platform also proceeded as planned. Parallel to this, Mazda is using an identical PTC unit in Japan. And after a twelve-month development period, we also began deliveries of PTC auxiliary heating systems for two models of the Hyundai Group.

In South Korea, BERU's PTC units are currently being fitted to cars that are destined for export. But in the medium term, cars for the local market will also be fitted with this system. The total annual requirements of the South Korean automobile industry could then rise to more than one million PTC auxiliary heating systems. When demand is high enough, we plan to start manufacturing PTC systems at our subsidiary, BERU Automotive Co. Ltd. in Shihung-City.



PTC Production in Bretten

In North America, PTC units are not yet being used. But due to the drastic rise in fuel prices, which have meanwhile passed the psychologically important mark of two US dollars a gallon, demand is also rising in the United States for economical engines such as diesel and direct-injection gasoline engines. We recently received a contract from Ford to supply PTC auxiliary heating systems for its F250 pick-up series, half of which will be fitted with diesel engines.

TSS boosted by the demand for enhanced safety and convenience

BERU generated sales revenues of EUR 30.8 million during the period under review with the tire-pressure monitoring system, TSS (Tire Safety System). After very successful prior years, this represented an increase of a further 50%, due in part to new launches with VW and Audi. At the same time, there was an increase in the number of drivers deciding on the TSS safety and convenience system as additional equipment.

Like its predecessor, Audi's top model, the new A8, is supplied with the second-generation version of BERU's TSS. The system will be supplied with two more Audi models in the course of this year. The further-developed TSS features enhanced integration of the electronic wheel sensors, which now have on-chip acceleration sensors in addition to the pressure and temperature sensors. This makes it possible to measure in relation to speed, which extends the battery lifetime of TSS to up to ten years.

In the future, BERU will supply the TSS tire-pressure monitoring system with direct measuring in two system versions: the convenience version with automatic recognition of wheel-positioning, and the basic version. Unlike the basic version, with the convenience version it is not necessary to manually set the new wheel position and/or the new sensor position after a wheel change. We assume that the basic version will help to spread the application of TSS also in smaller cars.

In the United States, the TREAD Act passed in 2001 requires the introduction of tire-pressure monitoring systems in new vehicles. However, the responsible authority has not yet finally decided on the system specifications. After a US federal court allowed a claim by consumer associations and came to the conclusion

that systems with indirect measurement are not safe or reliable enough, manufacturers are now waiting for the announcement of the newly formulated system specifications. In this situation, it has been apparent that many manufacturers are considering the use of direct-measuring systems such as those supplied by BERU as standard equipment.

In the North American market, BERU is expanding its TSS activities together with its joint-venture partner, Lear Corporation, of Southfield, USA. On the basis of a license agreement, BERU is responsible for the research and development of the products until they are ready for production. Lear integrates the systems in vehicles and produces the wheel electronics. Series launches are planned for the next financial year. We are holding discussions with American and Asian customers on additional joint ventures.

Successful BERU sensor programs

Sales revenues from sensors (excluding tire-pressure monitoring sensors) increased during the 2003/04 financial year by more than 11%.

In the field of automotive sensors, BERU produces numerous temperature, pressure, revolution and position sensors for applications in engines, transmissions, and exhaust systems. Development activities are concentrated on highly specialized sensors with integrated electrical signal processing. One example of this is the RME sensor (rape-seed oil methyl-ester sensor) for measuring the organic proportion of diesel fuel, which will go into series production in the 2004/05 financial year. And we have developed a so-called PremAir sensor to monitor the function of specially coated car radiators for use in the United States which have the effect of reducing ozone levels. The PremAir sensors will be fitted as standard equipment by two German automobile manufacturers starting in the 2004/05 financial year.

As announced in our last annual report, the high-temperature sensors developed by BERU for use up to 1000 °C were delivered for the first time in the year under review. These sensors are used in exhaust-gas re-circulating systems and to monitor diesel-particulate filters and $DeNO_x$ catalysts. With the spreading use of diesel-particulate filters in modern diesel vehicles, BERU is opening up an additional growth area.

Sales revenues growth in the heating industry with system technology

BERU increased its sales revenues in the heating industry to EUR 10.6 million in 2003/04, after EUR 9.3 million in the prior year. We differentiate ourselves from the competition as a system supplier for the entire ignition process. BERU supplies all the renowned German manufacturers and has achieved a market share of more than 40%, especially with equipping large and complex heating systems. In the year under review, BERU gained Caradon and Hepworth in the United Kingdom as customers – the first significant manufacturers outside the domestic market of Germany. There is also particular potential for growth in the countries of northern Europe. The management places great priority on improving the profitability of this business, which is not yet satisfactory.

Expansion of Electronics and Sensor Technology

With its youngest division of Electronics and Sensor Technology, BERU is utilizing the increasing use of electronics in vehicles and the trend towards more convenience and safety. In the current financial year, BERU intends to further expand its electronics activities, and will therefore again invest a high proportion of total revenues in research and development.



93

Tradition. Since 1912, BERU has been supplying high-tech spark plugs to the automotive industry. Today, BERU's eight spark-plus types of the Ultra X series cover more than 93% of the cars on the road in Europe. BERU is also one of the technology leaders for spark plugs supplied as original equipment, and with the integration of its French subsidiary, Eyquem, BERU has become one of the world's major manufacturers of spark plugs.

Responsibility and sustainability at BERU

The workforce and the environment

BERU was established in Ludwigsburg in 1912, and has grown rapidly ever since. BERU's international position was reinforced last year through the acquisition of Eyquem in France, formerly the spark-plug division of Johnson Controls Automotive. But globalization also brings increasing demands on values and principles, particularly in terms of ecologically sustainable corporate management. BERU and its workforce accept this challenge.

Number of employees at balance-sheet date on 31 March 2004



3,000
2,500
2,250
2,000
1,750
1,500
1,250
1,000
750
2,173
2,694
1,245
1,246
02/03 03/04
AG
Group

People are the key to success

More than ever, qualified and committed employees are success factor number one for BERU. As of March 31, 2004, the BERU Group employed 2,694 persons worldwide (prior year: 2,173). In Germany, the number of employees increased by 8% to 1,470 (prior year: 1,362). There was a much sharper increase in the size of the workforce outside Germany. This rise to 1,224 (811) employees is explained by the aforementioned acquisition of Eyquem in France effective July 31, 2003.

Training and further training are central components of our future-oriented human-resources policy. As of March 31, 2004, BERU was providing vocational training to 56 young persons, thereof 13 in the factory and 43 in the office. As demographic developments will lead to recruitment bottlenecks in 2008, we are obliged to be on the lookout for good personnel as early as possible. For this reason, BERU cooperates with universities, polytechnic colleges and professional academies, thus making contact with qualified young people at an early stage.


BERU

BERU – a major employer
in Ludwigsburg

BERU as an attractive employer

The work of our Human Resources department in the year under review focused on employee motivation and management culture, with the goal of gaining, retaining, stretching and promoting qualified and motivated employees. For this purpose, systematic discussions are held with employees on performance feedback and potential development with the aid of management instruments. On the other hand, the fresh, new appearance of our recruitment advertisements enables us to center even more on the kind of persons we are seeking.

We are further extending the technical further training of our employees. Team training and team building as well as courses in project management and leadership behavior are good examples of this.

Among other things, since last year, BERU has successfully offered courses in business English in order to improve the international communication skills of employees with worldwide contacts.

We are aware that we have to offer our staff attractive workplaces which satisfy ergonomic and work-safety requirements, so that these workplaces allow the employees to fulfill the expectations we place on them. We are constantly working to improve our employees' working conditions.

Ideas and initiative are rewarded

Suggestions for improvements are welcomed at BERU. Every single suggestion is recorded in the Company's idea management, evaluated and, if it makes sense, implemented. The employees involved receive a reward appropriate to the suggestion. In addition, attractive prizes are raffled among the persons who have made suggestions. In the year under review, 1,261 suggestions were made (prior year: 1,258). Our employees have thus once again demonstrated their strong personal commitment – for the good of the Company.

Sustainable business at BERU

Interest is growing in the sustainability of responsible business operations by globally active companies. Customers, suppliers, shareholders and the general public are increasingly confronting us with the necessity not only to consider economic factors, but also to act in a socially responsible and ecologically sustainable manner. BERU is aware of this global responsibility. In the last financial year, BERU started a project with the goal of setting out binding fundamental principles with worldwide validity for all employees.

Worldwide environmental audit

Active environmental protection is an integral part of BERU's business activity. For example, BERU recently commissioned an organization of independent experts to carry out an environment audit and to search for weaknesses in environmental protection in 15 subsidiaries and joint ventures. We have received the results of the audit and are working on the areas that have been brought to our attention.



Our production facility in Ireland is to be included in the environment certification.

As every year, our German locations were again audited successfully according to the "environment norm", ISO 14001. We plan to include our biggest production facilities outside Germany, Tralee Ireland, and Chazelles sur Lyon France, in the ISO 14001 certification by the end of 2004.

To comply with the requirements of the European Union's directive on old cars, we list the materials contained in our products in a joint database with the automobile manufacturers. Our products then undergo a release procedure to ensure that our customers accept the materials used and that legal stipulations are adhered to. In this way we fully satisfy the wishes of the manufacturers and make it possible to produce increasingly environment-compatible products.

Further reductions in waste

Once again in the year under review, our volumes of waste materials increased at a lower rate than production volumes. We also raised our recycling rates and reduced our energy consumption. Our environmental management system is thus already showing positive effects.

Continuous improvement in environmental protection with environment programs

Every year, the departments agree with the Executive Board on environmental goals based on measures to be taken to improve environmental protection. Goal accomplishment is regularly monitored so that any deviations are identified. Our attitude to quality and the environment and our careful use of valuable resources are a constant feature of all of our business processes.



4

Quality. BERU glow plugs ensure reliable and low-emission starting in the engines of nearly all diesel manufacturers worldwide. With heating elements of less than 4 mm diameter, the latest generation of slim line-glow plugs offers top performance with minimal space requirements.

We make our mark with process quality and innovations. New markets and the dynamic trend towards diesel engines motivate us as the global market leader to continue investing 7 to 8 percent of our sales revenues in research and development.



Heinrich Rutt

Report by the Supervisory Board

In the 2003/04 financial year, the Supervisory Board once again fully performed its duties as stipulated by the law and the articles of incorporation of BERU AG. The Supervisory Board worked in close cooperation with the Executive Board, giving it extensive advice and monitoring its management of the Company.

The Supervisory Board and the Executive Board had four regular and two special meetings at which they discussed the business development of the Group and of the individual divisions, fundamental issues of corporate policy, and other important topical issues; following the discussions the Supervisory Board passed the necessary resolutions. In connection with these meetings, the Executive Board provided the Supervisory Board with detailed information in both written and verbal form. In addition, the Human Resources Committee met twice. There were no other committees of the Supervisory Board during the period under review.

Whenever the Supervisory Board's approval was required for actions by the Executive Board due to stipulations of the law or the articles of incorporation or the rules of procedure for the Executive Board, the Supervisory Board examined the written decision proposals and took the necessary decisions. The most important issues were the strategic focus of BERU AG, the acquisition of Eyquem (formerly the spark-plug division of Johnson Controls Automotive Electronics), investment programs, questions relating to production locations, business developments in the individual divisions, capital-market questions, human-resources matters, and various acquisition plans and projects.

Furthermore, the Chairman of the Supervisory Board was in regular contact with the Chairman of the Executive Board also outside the meetings to discuss business policy, strategic questions, and the issue of risk management.

The company and consolidated financial statements for 2003/04 were prepared in accordance with International Financial Reporting Standards (IFRS) for the first time. In advance, the Supervisory Board therefore occupied itself with the changeover of accounting to International Financial Reporting Standards (IFRS). The Executive Board explained to the Supervisory Board the reconciliation and the main differences between the accounting systems and the practical effects of these differences.

The Supervisory Board gave special attention to the issue of corporate governance in the sense of obliging the top management to act in an exemplary manner and in accordance with the recognized principles of good management. In their meeting in December, the Executive Board and the Supervisory Board analyzed and discussed the German Corporate Governance Code with its current recommendations and suggestions as a framework for action to be taken. At BERU, the principles and rules of good corporate governance are firmly anchored in the Company's guidelines and the actions of the Supervisory Board and the Executive Board. The rules of procedure of the Supervisory Board and the Executive Board have been revised and adjusted wherever appropriate. In the meeting of the Supervisory Board held on December 12, 2003, the Supervisory Board and the Executive Board issued a declaration of compliance pursuant to Section 161 of the German Stock Corporation Law. The Company follows the recommendations of the Corporate Governance Code with just a few exceptions. The Supervisory Board also summarized certain evaluation criteria in a checklist to examine its own efficiency (efficiency audit). The complete wording of the declaration of compliance is included in the corporate governance chapter of this annual report on page 62 and is also made permanently accessible to the shareholders on the Company's website.

Bayerische Treuhandgesellschaft AG of Munich, elected as independent auditors at the last annual shareholders' meeting, audited the company financial statements and the consolidated financial statements as of March 31, 2004 together with the management report and the group management report including the accounts as submitted by the Executive Board. It subsequently issued an unqualified auditors' report. The auditors reported on the results of their audit in the meeting of the Supervisory Board which dealt with the financial statements on June 22, 2004. The Supervisory Board took note of and approved the results of the independent audit. After the final results of the Supervisory Board's own audit, there are no objections to be raised against the annual financial statements, the management report and the group management report, nor against the proposal of the Executive Board on the appropriation of the accumulated distributable earnings. At its meeting on June 22, 2004, the Supervisory Board approved the company and consolidated financial statements as well as the management report and group management report submitted by the Executive Board. The financial statements are thus adopted. The Supervisory Board also adopted the Executive Board's proposal on the appropriation of profits.

Supervisory Board member Mr. Anton Schneider retired from his position as of April 30, 2003. The Supervisory Board would like to thank Mr. Schneider for his contributions and involvement in the period of his membership of this board since September 19, 2001. At the annual shareholders' meeting on September 16, 2003, as had been proposed, Mr. Heinrich Rutt, chief executive of The Carlyle Group Private Equity GmbH, Munich, was elected as a new member of the Supervisory Board of BERU AG. With effect as of March 31, 2004, and thus at the end of the 2003/04 financial year, Dr. Gerhard Wacker and Mr. Winfried Witte retired from their positions as members of the Supervisory Board. Both of them had been members of the Supervisory Board of BERU AG since the Company's initial public offering in 1997; Dr. Wacker was the Chairman of the Supervisory Board. In its meeting on March 31, 2004, the Supervisory Board honored the special merits of these two gentlemen, who made significant contributions to the Company's successful development with their advice and support. In the meeting of the Supervisory Board on March 31, 2004, Mr. Heinrich Rutt was elected as the new Chairman of the Supervisory Board.

Following a decision of the Ludwigsburg District Court (Registration Court) of April 5, 2004, upon the proposal of the Executive Board and with the agreement of the Supervisory Board of BERU AG, Dr. Volker Grub, lawyer and senior partner of law firm Wellensiek, Grub & Partner, Stuttgart, and Mr. Gregor Böhm, chief executive of The Carlyle Group Private Equity GmbH, Munich, were appointed as members of the Supervisory Board until the following annual shareholders' meeting. With effect as of April 26, 2004, Mr. Bernhard Herzig retired from the Executive Board of BERU AG. The Company thanks Mr. Herzig for his services and wishes him all the best for the future.

The Supervisory Board would like to thank the members of the Executive Board, the representatives of the employees and all of the BERU workforce for their successful efforts and hard work in the 2003/04 financial year.

Ludwigsburg, June 22, 2004
The Supervisory Board

Heinrich Rutt
Chairman

Corporate governance at BERU

Background

The term of corporate governance refers to the way in which a company is managed and supervised. Nationally and internationally recognized standards for the control and monitoring of listed companies have been included in the German Corporate Governance Code, the first version of which was approved by the German government in July 2002. The Code consists of recommendations and suggestions which are binding to differing extents. In addition to reflecting features of the applicable law for stock corporations, the Code contains recommendations and suggestions designed to support a company's executive board and supervisory board in maintaining a transparent, efficient and responsible organization. When embedded into the corporate culture of a company, they become an independent element of management.

The executive board and supervisory board of a company listed by a German stock exchange are obliged by law to declare once a year whether the German Corporate Governance Code in the currently valid version has been and/or will be complied with (Section 161 of the German Stock Corporation Law). Companies are also obliged to issue a declaration stating which recommendations of the Code have not been and/or will not be complied with.

Corporate structure of BERU AG

BERU AG is a stock corporation with worldwide activities and headquarters in Ludwigsburg, Germany. BERU AG is listed in Germany, while in the United States, the Company's ADRs (American depositary receipts) are traded over the counter. BERU AG is bound by German company law to the system of dual management and control. This means that the Supervisory Board monitors and advises the Company's Executive Board, while the Executive Board manages the Company. The Chairman of the Executive Board coordinates the work of the members of the Executive Board, each of whom has his own area of responsibility. The Executive Board of BERU AG had three members in 2003/2004. The Supervisory Board of BERU AG has six members, four of whom represent the shareholders and two of whom represent the employees.

The Supervisory Board and the Executive Board firmly believe that the Corporate Governance Code makes German equities more transparent and attractive, particularly for foreign investors. BERU AG already issued a declaration of compliance with the German Corporate Governance Code on December 31, 2002, with modifications for the Company's specific circumstances. On the basis of the currently valid version of the Corporate Governance Code of May 21, 2003, BERU AG further developed its internal formulation of the Corporate Governance Code and issued a new declaration of compliance on December 31, 2003. This decla-

ration is included in this Annual Report and is also published on the Internet at www.beru.com. The German Corporate Governance Code can also be found there. Most of the Code's recommendations and suggestions which are implemented by BERU AG are integrated in the Rules of Procedure for the Executive Board or in the Company's Articles of Incorporation, and are thus firmly anchored in BERU's corporate culture. Adherence to these recommendations and suggestions is regarded as a key management task.

The Corporate Governance Code in practice

With the implementation of the Corporate Government Code, it is important not only that the Code is formulated in Company guidelines, but also that it is practiced in everyday situations. This includes monitoring and documenting adherence to the formulated goals, as well as the further development of these goals. Only then can the rules be integrated into the Company for the long term. BERU AG has appointed its in-house attorney as Corporate Governance Executive and entrusted him with these duties. He participates regularly in specific workshops and is also responsible for the efficiency audit of the Supervisory Board. Within the context of this audit, the activities of the Supervisory Board and its efficiency are carefully reviewed once a year on the basis of a ten-point checklist. The Corporate Governance Executive developed the audit criteria together with the Supervisory Board, which subsequently approved them.



2003 Annual Shareholders' Meeting of BERU AG

The shareholders are entitled to attend the annual shareholders' meetings, where they can ask relevant questions and propose motions, as well as exercising their voting rights. Each share in BERU AG is entitled to one vote. The Corporate Governance Code recommends that shareholders be encouraged to exercise their voting and other rights at the annual meetings. The Executive Board of BERU AG has therefore appointed a proxy to vote on behalf of shareholders and according to their instructions. Like last year, it will also be possible to contact this proxy during this year's annual shareholders' meeting.

Corporate governance as an element of corporate communication

For BERU AG, a company with international operations and many subsidiaries and associated companies, an efficient and lasting system of corporate governance is particularly important. BERU regards corporate governance as an opportunity to maintain and enhance the confidence and interests of its shareholders, business associates and employees, and thus ultimately also to increase shareholder value. This goal is promoted by BERU's communication and investor-relations program in various ways. Every target group is informed rapidly and equally about significant business developments. In addition, shareholders and other interested parties regularly receive financial reports from BERU AG. Starting with the 2003/2004 financial year, the Company's annual financial statements are published in accordance with International Financial Reporting Standards (IFRS) (interim reports comply with IFRS as of 2004/2005). With the changeover from *national (HGB = German Commercial Code) to international accounting principles,* BERU is fulfilling a further recommendation of the Corporate Governance Code.



Report by the Executive Board during the 2003 Annual Shareholders' Meeting

All of the information disclosed is published in German and English. It is available on BERU's website or in printed form. These publications can be requested by interested parties at any time. Furthermore, it is possible to register for membership of the Company's shareholder forum via a contact form on our website.

With numerous international roadshows, i.e. presentations to investors and analysts, BERU's management makes intensive use of yet another possibility to maintain and cultivate personal contacts.

The successful communication and implementation of the Corporate Governance Code at BERU is corroborated by the high acceptance of the Company's stock in the national and international financial markets. BERU's shares are included in the portfolios of various ethical and sustainability funds. The selection criteria of these funds include a corporate culture emphasizing environmental compatibility and good labor relations, as well as proven corporate management and monitoring in the shareholders' best interests.

Declaration of compliance by the Executive Board and the Supervisory Board of BERU Aktiengesellschaft, Ludwigsburg, with the German Corporate Governance Code pursuant to Section 161 of the German Stock Corporation Law issued on December 31, 2003:

"In December 2003, the Executive Board and the Supervisory Board of BERU AG issued their second declaration of compliance pursuant to Section 161 of the German Stock Corporation Law, in which they declare to what extent the recommendations contained in the Corporate Governance Code of the German Government Commission have been complied with and will be complied with in the future, and which recommendations have not been followed and/or will not be followed in the future.

I. BERU AG complies with all of the recommendations contained in the Corporate Governance Code of the German Government Commission in the version of May 21, 2003, with the exception of the following clauses:

Clause 4.2.4

According to Clause 4.2.4 of the version of the German Corporate Governance Code of May 21, 2003, the compensation of the members of the Executive Board shall be reported in the notes to the consolidated financial statements subdivided according to fixed, performance-related and long-term incentive components; the figures shall be individualized.

BERU AG will not comply with this recommendation. The compensation model for the members of the Executive Board of BERU AG is divided into fixed and variable performance-related components. The variable components are linked to the development of the share price, net income and the level of the dividend distribution. These details and the reporting of the total compensation of the Executive Board in the notes to the consolidated financial statements provide a basis for an assessment of whether the division of compensation into fixed and variable components is appropriate. These details also serve to asses whether the compensation structure provides the desired sustained incentive effect for the purpose of achieving a long-term increase in shareholder value at BERU AG. The crucial point for the shareholders is their view of the entire Executive Board, which acts as a collegial body. In the view of the Executive Board and the Supervisory Board, individualized details of the compensation of the members of the Executive Board would not result in additional knowledge of their personal performances, particularly as the Executive Board consists of just three members.

Clause 5.3.2

According to Clause 5.3.2, the Supervisory Board shall set up an audit committee which, in particular, handles issues of accounting, risk management and the independent auditors.

This recommendation is not complied with. With this decision, BERU AG is in accordance with the recommendation of the German Corporate Governance Code contained in Clause 5.3.1, which makes the formation of committees by the Supervisory Board dependent on a company's specific circumstances and the number of members of its Supervisory Board. As a medium-sized company, BERU AG reflects these specific circumstances by refraining from forming an audit committee. Practice has shown that in the meetings of the entire Supervisory Board and particularly in the meeting in which the financial statements are dealt with, a qualified and productive exchange of opinions takes place, and the formation of an audit committee by a supervisory board consisting of only six members would not result in any more efficiency. The Supervisory Board will review this decision at regular intervals, or whenever a change in circumstances necessitates a review.

5.4.5

According to Clause 5.4.5, the compensation of the members of the Supervisory Board shall be reported in the notes to the consolidated financial statements individually, subdivided according to components.

On September 16, 2003, the annual shareholders' meeting approved a new version of Article 10 of the Articles of Incorporation of BERU AG concerning the compensation of the members of the Supervisory Board. This matter is thus regulated in a comprehensible way. The compensation of the members of the Supervisory Board consists of a fixed component and a variable component which depends on the level of the dividend distribution. The Chairman of the Supervisory Board receives triple the amount received by an ordinary member, the Deputy Chairman of the Supervisory Board receives double this amount. Furthermore, for the membership of committees and for the chairmanship of these committees, bonuses of 25% and 50% respectively are paid in addition to the fixed components. These items are not listed individually, neither is the compensation listed individually in the notes to the consolidated financial statements. Details beyond what is specified in the Articles of Incorporation would not result in any additional valuable information.

Clause 7.1.1

Shareholders and third parties shall be informed during the financial year by means of interim reports. The consolidated financial statements and the interim reports shall be prepared under observance of internationally recognized accounting principles.

BERU AG regularly prepares quarterly and half-year reports and publishes them in good time. The Group is currently changing over its reporting of annual financial statements and interim reports from national accounting principles (HGB = German Commercial Code) to international accounting principles (IFRS, formerly IAS). For the 2003/04 financial year (April 1, 2003 until March 31, 2004), the annual financial statements have already been prepared according to IFRS (IAS), the interim reports will be prepared according to IFRS (IAS) as of the 2004/05 financial year.

II. Since it last issued a declaration of compliance, BERU AG has complied with the recommendations of the German Government Commission's Corporate Governance Code in the version of November 7, 2002 in all points with the exception of the aforementioned Clauses 4.2.4, 5.3.2 and 7.1.1. The introduction of a performance-related component of compensation for the Supervisory Board (Clause 5.4.5) took place as a result of the resolution by the annual shareholders' meeting held on September 16, 2003."

Consolidated financial statements

I. Consolidated balance sheet

of BERU Aktiengesellschaft, Ludwigsburg, as at 31 March 2004

Assets

EUR thou.		31.3.2004	31.3.2003
Fixed assets			
Intangible assets		27,417	21,839
Property, plant and equipment		128,277	97,440
Financial assets		6,450	4,435
	(V. H.1)	**162,144**	**123,714**
Current assets			
Inventories	(V. H.2)	55,610	43,759
Trade receivables	(V. H.3)	73,718	61,762
Other receivables and other assets	(V. H.3)	8,509	4,191
Marketable securities	(V. H.4)	65,195	64,663
Cash and cash equivalents	(V. H.5)	39,770	52,417
		242,802	**226,792**
Deferred tax assets	(V. H.6)	**6,076**	**5,778**
		411,022	**356,284**

Shareholders' equity and liabilities

EUR thou.		31.3.2004	31.3.2003
Shareholders' equity			
Subscribed capital		26,000	26,000
Additional paid-in capital		73,147	73,147
Earnings reserves		182,465	154,234
	(V. H.7)	**281,612**	**253,381**
Minority interests		**1,540**	**1,244**
Provisions			
Provisions for pensions		15,904	14,576
Provisions for taxes and other provisions		33,218	29,370
	(V. H.8)	**49,122**	**43,946**
Liabilities			
Liabilities to banks		26,815	20,138
Trade liabilities		23,069	14,789
Other liabilities		13,719	10,272
	(V. H.9)	**63,603**	**45,199**
Deferred tax liabilities	(V. H.6)	**15,145**	**12,514**
		411,022	**356,284**

II. Consolidated Statement of income

of BERU Aktiengesellschaft, Ludwigsburg, for the period from 1 April 2003 to 31 March 2004

EUR thou.		2003/04	2002/03
Sales revenues	(V. H.12)	354,463	304,517
Change in inventories of finished goods and work in progress and own work capitalized	(V. H.13)	8,388	1,713
Other operating income	(V. H.14)	7,434	10,156
		370,285	**316,386**
Cost of materials	(V. H.15)	– 130,243	– 102,816
Personnel expenses	(V. H.16)	– 102,613	– 87,166
Depreciation and amortization		– 27,044	– 26,684
Other operating expenses	(V. H.17)	– 56,954	– 57,101
Earnings before interest and taxes		**53,431**	**42,619**
Financial income, net	(V. H.18)	3,064	3,396
Earnings before taxes		**56,495**	**46,015**
Taxes on income and earnings	(V. H.19)	– 18,362	– 15,712
Other taxes		– 1,903	– 434
Earnings after taxes		**36,230**	**29,869**
Shares in profits/Losses by other shareholders		– 343	765
Net income		**35,887**	**30,634**
Earnings per share (in EUR)	(V. I.)	**3.59**	**3.07**

III. Consolidated Statement of changes in Shareholders' equity

of BERU Aktiengesellschaft, Ludwigsburg, for the period from 1. April 2002 to 31 March 2004

			Earnings reserves				
EUR thou.	Subscribed capital	Additional paid-in capital	Revaluation reserve	Translation reserve	Treasury stock	Other	Total
1.4.2002	26,000	73,147	525	–	–	141,044	240,716
Dividend for prior year	–	–	–	–	–	– 11,000	– 11,000
Transfer from/to earnings reserves	–	–	–	–	– 1,778	– 158	– 1,936
Currency changes	–	–	–	– 2,413	–	–	– 2,413
Valuation of original financial instruments							
not affecting operating result	–	–	– 2,215	–	–	–	– 2,215
affecting operating result	–	–	– 563	–	–	–	– 563
Changes in deferred taxes not affecting operating result	–	–	–	–	–	158	158
Net income	–	–	–	–	–	30,634	30,634
31.3.2003	**26,000**	**73,147**	**– 2,253**	**– 2,413**	**– 1,778**	**160,678**	**253,381**
1.4.2003	26,000	73,147	– 2,253	– 2,413	– 1,778	160,678	253,381
Dividend for prior year	–	–	–	–	–	– 11,000	– 11,000
Transfer from/to earnings reserves	–	–	–	–	1,778	201	1,979
Currency changes	–	–	–	– 718	–	–	– 718
Valuation of original financial instruments							
not affecting operating result	–	–	184	–	–	–	184
affecting operating result	–	–	1,880	–	–	–	1,880
Changes in deferred taxes not affecting operating result	–	–	–	–	–	19	19
Net income	–	–	–	–	–	35,887	35,887
31.3.2004	**26,000**	**73,147**	**– 189**	**– 3,131**	**–**	**185,785**	**281,612**

IV. Consolidated Statement of cash flows

of BERU Aktiengesellschaft, Ludwigsburg, for the period from 1 April 2003 to 31 March 2004

EUR thou.		2003/04	2002/03
Net income for the period		35,887	30,634
Depreciation and amortization		27,044	26,684
Changes in provisions		– 56	– 1,178
Changes in deferred taxes		2,333	– 2,261
Other expenses/income not affecting cash flow		177	– 564
Proceeds from the disposal of fixed assets		– 258	399
Proceeds from the disposal of securities held as current assets		967	– 1,666
Changes in inventories		– 5,671	228
Changes in receivables and other assets		– 9,429	– 332
Changes in minority interests		296	– 922
Changes in liabilities		9,182	– 1,393
Cash flow provided by operating activities	(J)	**60,472**	**49,629**
Proceeds from the disposal of property, plant and equipment		748	465
Payments for investments in property, plant and equipment		– 35,642	– 30,398
Payments for investments in intangible assets		– 8,066	– 10,113
Payment on refund (prior year: proceeds from grant) of government subsidies		– 258	103
Proceeds from the disposal of financial assets		85	128
Payments for investments in financial assets		– 1,498	– 364
Payments for the acquisition of consolidated companies	(J)	– 26,327	– 1
Proceeds from financial assets as part of temporary financial management		3,068	11,238
Payments for financial assets as part of temporary financial management		– 316	– 74
Cash flow used for investing activities	(J)	**– 68,206**	**– 29,016**
Payment of dividend		– 11,000	– 11,000
Proceeds from the sale of treasury stock		1,978	–
Payments to proprietors for the purchase of treasury stock		–	– 1,778
Additions to financial liabilities		9,842	6,459
Repayments of financial liabilities		– 3,461	– 8,560
Cash flow used for financing activities	(J)	**– 2,641**	**– 14,879**
Changes in cash and cash equivalents affecting cash flow		**– 10,375**	**5,734**
Changes in cash and cash equivalents due to currency-translation		– 167	– 586
Changes in cash and cash equivalents due to consolidated group		39	–
Cash and cash equivalents at beginning of period		112,507	107,359
Cash and cash equivalents at end of period	(J)	**102,004**	**112,507**

V. Notes

A. General details

The consolidated financial statements of BERU Aktiengesellschaft, Ludwigsburg, as of March 31, 2004, have been prepared for the first time according to all of the International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB), London, which were valid on the balance-sheet date, as well as all of the interpretations of the International Financial Reporting Interpretations Committee (IFRIC) which were binding for the year under review. This means that the regulations of IFRS 1 were applied earlier than was necessary. The regulations of Section 292a of the German Commercial Code (German GAAP) concerning exemption from the duty to prepare consolidated financial statements according to German generally accepted accounting principles are fulfilled. The consolidated financial statements to be filed with the Commercial Registry and published in the Federal Gazette and the Group management report comply with the directive of the European Union on group accounting (83/349/EWG). This directive was interpreted in accordance with the interpretation in the German Accounting Standard No. 1 (DRS 1) "Exemption of consolidated financial statements pursuant to Section 292a of the German GAAP" of the German Accounting Standards Committee (DRSC). In order to obtain exemption from the duty to prepare consolidated financial statements in accordance with German law, the consolidated financial statements were supplemented with additional details pursuant to Section 292a of the German GAAP.

Pursuant to IAS 1.77, the statement of income was prepared using the total-cost method. In order to improve the clarity of presentation, various items of the balance sheet and of the statement of income are grouped together. These items are shown individually and explained in the notes to the consolidated financial statements.

The corporate currency is the euro. All amounts are shown in thousands of euros (EUR thousand), except where otherwise stated.

The consolidated financial statements and the Group management report as of March 31, 2004 prepared pursuant to Section 292a of the German GAAP have been filed with the Commercial Register of the Ludwigsburg District Court (under number HRB 5087).

B. Accounting and valuation principles

The financial statements of BERU Aktiengesellschaft and of its German and foreign subsidiaries are prepared according to IAS 27 (revised 2000) using uniform accounting and valuation principles. Valuations in the annual financial statements of associated companies that deviate from the Group's uniform principles have been retained where the amounts involved are negligible.

Sales revenues

Revenues from the sale of products are recorded at the time that the ownership and risk are transferred to the customer if a price has been agreed or can be determined and it can be assumed that it will be paid. Sales revenues are shown net of cash discount, price reductions, commissions and volume discount.

Intangible assets

Acquired intangible assets are capitalized in accordance with IAS 38 at their cost of purchase or acquisition if it is likely that the BERU Group will have a future economic benefit from the intangible asset and the cost of purchase or acquisition can be reliably determined. Scheduled amortization is carried out on a straight-line basis over the estimated useful lifetime of an asset. If anything occurs to cause further losses in value, additional unscheduled write-downs are carried out. If there are indications of a loss in value of acquired goodwill, it is subjected to an impairment test in accordance with IAS 36. Any badwill is shown in an item deducted from goodwill and is amortized in accordance with IAS 22 (revised 1998) over five to ten years with an effect on the statement of income via depreciation and amortization.

Development costs

Development costs for new or substantially improved products are capitalized at their cost of production, provided that a clear allocation of expenses is possible and both the technical feasibility and the marketing viability and intention are certain. Such development activities must have a reasonable probability of yielding a future economic benefit for the Company. The capitalized costs of production include the costs which can be directly or indirectly allocated to the development process. Capitalized development expenses are subjected to scheduled straight-line amortization from the time of starting production over a useful lifetime which is appropriate to the planned product lifecycle. Development projects which are not yet completed and capitalized are subjected to annual impairment tests. Research expenses and development expenses which cannot be capitalized are recognized in full in the statement of income when they are incurred.

Property, plant and equipment

Property, plant and equipment is subjected to scheduled depreciation based on the cost of acquisition or production and related to the use of the assets. The straight-line method of depreciation is used over an asset's useful lifetime.

Low-value items of property, plant and equipment are written off in full in the year of acquisition. The production costs of self-manufactured equipment include not only the costs directly attributable to the production process, but also an appropriate proportion of the production-related overhead costs. The cost of outside capital is not included in the cost of purchase or production. The costs of the repair and maintenance of property, plant and equipment are entered as an expense in the year in which they occur. There are no substantial buildings or plots of land which constitute a financial investment according to IAS 40.

Leasing

If leasing agreements are entered into by which most of the risks and opportunities connected with the economic ownership of the leased objects are transferred to the BERU Group, these objects are capitalized under fixed assets as finance leases. The object is entered in the balance sheet at the lower of its attributable current value or the net present value of the future leasing payments. Scheduled deprecation takes place over the shorter of the two periods of expected useful lifetime or the term of the leasing agreement. The payment obligations resulting from the future leasing installments are shown under other liabilities. Leasing agreements which do not fulfill the conditions of a finance lease are classified as operate leases. The leasing installments to be paid are entered as an expense at the time they fall due.

Depreciation and amortization

The scheduled depreciation and amortization of fixed assets is generally based on the following useful lifetimes which are uniform throughout the Group:

	Useful lifetime in Years
Industrial property rights and similar rights and values	4 – 15
Goodwill	10
Badwill	5 – 10
Development costs	6
Buildings	10 – 50
Technical equipment and machinery	6 – 10
Other equipment, office equipment and furniture	4 – 15

For equipment which is used in multi-shift operations comprising an average of at least 3 shifts per day, a shorter useful lifetime of 3 years is applied.

Furthermore, intangible assets and property, plant and equipment may be subjected to an impairment test in accordance with IAS 36 on the balance-sheet date, whereby the recoverable amount is defined as the higher of the two amounts of the net sale price and the rental value of an asset. If the recoverable value is lower than the carrying value, the difference is entered as an impairment expense. If the reason for a non-scheduled write-down carried out in the past no longer applies, the asset is written up to the previous depreciated cost of acquisition or production.

Financial assets

The initial valuation of financial assets is their cost of acquisition. Shares in subsidiaries which are not consolidated and strategic shareholdings are shown at cost of acquisition minus any impairments, unless another fair value is available. Shares in associated companies are valued using the equity method based on the Parent's share of company equity.

Securities and loans carried under financial assets are divided into the following categories in accordance with IAS 39 (revised 2000):

"Held for trading", "held-to-maturity", "available-for-sale", and "originated by the enterprise". The Company holds no financial assets for trading purposes. Financial assets held to maturity and loans originated by the enterprise are entered at cost of acquisition minus any impairments or at recoverable value, whichever is the lower. Financial assets available for sale are entered at their fair values, whereby any unrealized gains or losses from price movements are entered under shareholders' equity with no effect on the income statement, with due consideration of deferred taxes, until these gains or losses are actually realized.

Financial assets are entered in the balance sheet at spot bid and offer rates on the due date.

In accordance with IAS 39, financial assets are regularly subjected to objective impairment tests to determine whether there are substantial indications of any lasting loss in value. If there are any such indications, an impairment is recognized and entered as an expense in the statement of income. If any loss has been entered under shareholders' equity, the accumulated net loss is removed from shareholders' equity and entered in the statement of income.

Inventories

Raw materials, manufacturing and factory supplies, and merchandise are valued at acquisition cost, unfinished and finished goods are valued at their cost of production. If an individual valuation of inventories is not possible, the weighted-average valuation method is used. Production costs include the costs directly allocable to the manufacturing process as well as an appropriate proportion of the production-related overhead costs. Financing costs are not a component of acquisition and production costs. The calculation of production costs is based on the actual costs. If on the balance-sheet date the expected net sale cost is below the acquisition and production costs, for example, because of the period of storage, damage or diminished marketability, the goods are written down to the lower value. The net sale value is the sales proceeds estimated to be realizable in the normal course of business less the estimated costs until completion and the estimated, necessary selling expenses.

Receivables and other assets

Receivables and other assets include receivables, loans and derivative financial instruments due to the Company. With the exception of the derivative financial instruments, pursuant to IAS 39 (revised 2000) they are entered on their initial valuation at their cost of acquisition, and subsequently with the depreciated cost of acquisition. If the recoverable amount of the receivables or other assets on the balance-sheet date is lower than the depreciated acquisition cost, this amount is then used. Recognizable risks are taken into consideration by means of appropriate impairments. These are based on values from past experience.

Receivables which are non-interest bearing or low-interest bearing with a term of more than one year and bills of exchange are discounted to their net present value.

Marketable securities, cash and cash equivalents

The securities shown under current assets include marketable securities ("available-for-sale financial assets"), which are shown at their fair value on the balance-sheet date. The unrealized gains and losses resulting from the valuation are shown under other retained earnings with due consideration of deferred taxes until they are realized when the securities are sold. If there are objective substantial indications that a lasting value impairment has occurred, the impairment expense is entered with an effect on the statement of income. Amounts already included under shareholders' equity are then removed from shareholders' equity and entered in the statement of income.

Deferred taxes

Pursuant to IAS 12, with just a few exceptions defined in the standard, deferred tax assets and liabilities result from all temporary differences between the values of the tax financial statements of the company of the Group concerned. and the IFRS financial statements, as well as from consolidation measures (liability method). Deferred tax assets also include tax-rebate claims resulting from the expected utilization of existing tax-loss carryovers in following years when their realization is reasonably likely. If it is unlikely that sufficient taxable income will be available from which a deferred tax claim can be made, sufficient impairments must be recognized.

The deferred taxes are determined on the basis of the tax rates which are valid or expected according to the current legal situation in the various countries at the time of realization. The effects of tax-rate changes on deferred taxes is recognized with an effect on the statement of income at the time when the legal changes take effect.

Provisions for pensions and similar obligations

Pursuant to IAS 19 (revised 2000), provisions for pensions and similar obligations are valued according to the projected unit-credit method. With this procedure, not only the pensions and acquired rights to future pensions on the balance-sheet date are taken into consideration, but also increases in pensions and salaries to be expected in the future with a cautious estimate of the relevant parameters. The calculation takes place on the basis of actuarial expertises and with the use of biometric assumptions.

Actuarial gains and losses are not entered into the statement of income unless they are beyond a bandwidth of 10% of the volume of obligations. In this case, they are spread over the future average remaining period of service of the employees involved. The expense from servicing the pension provisions including the interest received is allocated to personnel expenses.

Other provisions

Other provisions are formed for all the other uncertain obligations and risks of the BERU Group towards third parties. A precondition for the formation of these provisions is that utilization is probable and the amount of the obligation can be estimated with reasonable certainty. The amounts entered represent the best possible estimate of the expenditure which is necessary to fulfill the current obligation on the balance-sheet date. Long-term provisions with a remaining term of more than one year are entered at their present value, provided that the resulting interest effect is significant.

Liabilities

With the exception of liabilities from finance leases, liabilities are first entered at acquisition cost. In subsequent years, all liabilities except derivative financial instruments are shown at their amortised cost.

Subsidies

Pursuant to IAS 20, public-sector subsidies for assets are shown as deferred income under other liabilities. The retransfer of the deferred income takes place over the useful lifetime of the assets involved with an effect on the statement of income.

Derivative financial instruments

Pursuant to IAS 39 (revised 2000), all derivative financial instruments such as interest-rate swaps, currency swaps, interest-rate currency swaps and forward exchange transactions are entered at their fair values, irrespective of with which purpose or intention they were entered into. Since at the BERU Group no hedge accounting is used, changes in the fair values of derivative financial instruments are always entered in the statement of income.

Derivative financial instruments are used by the BERU Group to hedge currency risks from the operative business. Common market instruments such as forward exchange transactions swaps are used.

Estimates

Preparation of the consolidated financial statements in conformity with the regulations of IASB require that assumptions are made and estimates are used which have an effect on the amount and reporting of assets and liabilities, income and expenses, as well as contingent liabilities. The assumptions and estimates are mainly related to the Group's uniform regulation of useful lifetimes, the accounting and valuation of provisions and the realizability of future tax reductions. The actual values may deviate from the assumptions and estimates used in individual cases. Changes are taken into consideration with an effect on the statement of income as soon as better knowledge is available.

C. Consolidated group

The consolidated financial statements include, as well as BERU Aktiengesellschaft, 14 subsidiaries (prior year: 11).

The number of subsidiaries included in the consolidated group changed in comparison with the prior year as follows:

	Germany	International	Total
31.3.2003	1	10	11
Additions	–	3	3
Departures	–	–	–
31.3.2004	1	13	14

7 subsidiaries were not consolidated (prior year: 7). These are companies without any business operations or with an insignificant volume of business. Their impact on the Group's assets, financial situation and profitability is negligible.

Like last year, one company was included in the consolidated group as an associated company. A stake held in an additional associated company was not included due to its negligible impact on the Group's assets, financial situation and profitability.

D. Changes in the consolidated group

Due to the first application of IFRS, compared with the previous consolidated financial statements according to German GAAP, one subsidiary was additionally included in the consolidated group which had previously not been consolidated. This is BERU Italia S.r.l., Cassina de Pecchi, Italy.

In the year under review, BERU Eyquem SAS, was founded in Nanterre, France; BERU Aktiengesellschaft holds 100% of the shares in this company. The function of BERU Eyquem SAS is as a holding company in France; it is the parent company of BERU TDA SAS, Chazelles sur Lyon, France, a manufacturer of spark plugs acquired in 2003/04 and thus also included in the consolidated group for the first time. The acquisition costs of BERU TDA SAS, Chazelles sur Lyon, amounted to EUR 26,366 thousand, which amount was fully supplied out of the liquid funds of the BERU Group. The acquisition was connected with the takeover of long-term assets in an amount of EUR 23,013 thousand, short- and medium-term assets in an amount of EUR 14,685 thousand, provisions totaling EUR 5,418 thousand and liabilities of EUR 29,594 thousand. The initial consolidation of the French subgroup was August 1, 2003.

BERU Eyquem SAS still holds a 99% stake in Eyquem SNC, Nanterre, France, which was also founded in the year under review and is thus included in the consolidated group. The other shareholder in this company is BERU Aktiengesellschaft, which holds a stake of 1%.

Since August 1, 2003, all of the income and expenses of the subgroup, BERU Eyquem SAS, Nanterre, France, are fully consolidated in the statement of income of the entire BERU Group. In the 2003/04 financial year, the sales revenues of the newly acquired companies in the subgroup amounted to EUR 17,101 thousand; it achieved an EBIT of minus EUR 603 thousand, and earnings before taxes of minus EUR 2,226 thousand. Long-term assets on the balance-sheet date totaled EUR 20,846 thousand, short- and medium-term assets totaled EUR 27,203 thousand, provisions amounted to EUR 5,089 thousand and liabilities amounted to EUR 50,793 thousand.

E. Principles of consolidation

Capital consolidation takes place according to the purchase method by charging the acquisition costs against the market value of the Group's stake in the equity capital of the consolidated subsidiary at the time of acquisition. The difference between the acquisition cost and the proportionate stake in equity capital, insofar as it relates to hidden reserves or hidden charges, is to be allocated to the subsidiary's assets and liabilities in line with the proportion of shares held. Any remaining asset difference is capitalized as goodwill and amortized using the straight-line method over its useful lifetime. Any negative difference is shown as a separate item under intangible assets and retransferred over the useful lifetime, which is derived from the weighted average period of depreciation of the identifiable, acquired and depreciable assets of the consolidated company.

Receivables, liabilities, provisions, income and expenses, as well as the results of intercompany sales within the Group (intercompany profits) are eliminated in the consolidation.

Shares held in associated companies are included using the equity-method of consolidation if a significant influence can be exerted on the company by BERU

Aktiengesellschaft. This is the case with a shareholding of between 20% and 50%. The shareholdings valued using the equity method are shown with the proportion of newly valued equity capital. Any difference compared with the acquisition cost of the shareholding is dealt with according to the purchase method.

Associated companies which are not consolidated are shown under strategic shareholdings at the cost of acquisitions, diminished by any impairment charges.

All other shareholdings and the non-consolidated subsidiaries are shown in the accounts at their amortized acquisition cost.

F. Currency translation

Pursuant to IAS 21 (revised 1993), the translation of financial statements prepared in foreign currencies by the consolidated companies takes place on the basis of the functional-currency concept using the modified balance-sheet-date method. As in financial and organizational terms, the subsidiaries run their businesses independently, the functional currency is always identical with each company's respective national currency. In the consolidated financial statements, the expenses and income of the financial statements of companies which are prepared in foreign currencies are translated at annual average exchange rates, while assets and liabilities are translated at the exchange rate on the balance-sheet date; items of shareholders' equity are translated at historical exchange rates. The currency difference resulting from the translation of shareholders' equity is charged to shareholders' equity. The translation differences arising from the diverging translation of the balance sheet and the statement of income are also shown under shareholders' equity with no effect on the statement of income. Goodwill and adjustments to the carrying values of assets and liabilities to their attributable current values connected with the acquisition of subsidiaries are translated at the exchange rate on the date of acquisition.

In the financial statements of the individual companies of the Group, monetary items in foreign currencies are generally translated at the rate of exchange on the balance-sheet date. Any resulting currency gains and/or losses are immediately entered with an effect on the statement of income.

The exchange rates used for currency translation have changed as follows in relation to the euro:

	Exchange rate on the balance-sheet date		Average exchange rate for the year	
	31.3.2004	31.3.2003	31.3.2004	31.3.2003
1 British pound	1.500830	1.449700	1.439930	1.557150
1 Hungarian forint	0.004018	0.004052	0.0038809	0.004122
1 Mexican peso	0.073099	0.085763	0.081873	0.109070
1 South Korean won	0.000714	0.000735	0.000719	0.000827

G. First application of IFRS

The conversion of BERU Aktiengesellschaft's consolidated financial statements to IFRS was performed under observance of the regulations of IFRS 1. These regulations state that the standards and interpretations valid on the balance-sheet date of March 31, 2004 are to be applied as though they had always been applied. Each adjustment from the conversion to IFRS has been dealt with as an adjustment of the initial values of the accumulated earnings reserves as of April 1, 2002. The main effects of the changeover to IFRS on assets, finances and profitability are described as follows. Insofar as pursuant to IFRS 1, permissible simplifications have been used, this is mentioned separately.

The changeover to IFRS led to the following main changes in assets:

Assets	31.3.2003		
EUR thou.	IFRS	German GAAP	Deviation
Fixed assets			
Intangible assets	21,839	13,256	8,583
Property, plant and equipment	97,440	82,962	14,478
Financial assets	4,435	4,495	- 60
	123,714	**100,713**	**23,001**
Current assets			
Inventories	43,759	43,715	44
Trade receivables	61,762	58,896	2,866
Other receivables and other assets	4,191	7,515	- 3,324
Marketable securities	64,663	65,480	- 817
Cash and cash equivalents	52,417	52,256	161
	226,792	**227,862**	**- 1,070**
Deferred tax assets	**5,778**	**477**	**5,301**
	356,284	**329,052**	**27,232**

Shareholders' equity and liabilities	31.3.2003		
EUR thou.	IFRS	German GAAP	Deviation
Shareholders' equity			
Subscribed capital	26,000	26,000	–
Additional paid-in capital	73,147	73,147	–
Earnings reserves	123,600	103,069	20,531
Net income	30,634	39,225	– 8,591
	253,381	**241,441**	**11,940**
Minority interests	**1,244**	**1,191**	**53**
Provisions			
Provisions for pensions and similar obligations	14,576	12,166	2,410
Tax provisions and other provisions	29,370	29,002	368
	43,946	**41,168**	**2,778**
Liabilities			
Liabilities to banks	20,138	20,064	74
Trade liabilities	14,789	14,083	706
Other liabilities	10,272	10,771	– 499
	45,199	**44,918**	**281**
Deferred tax liabilities	12,514	334	12,180
	356,284	**329,052**	**27,232**

Fixed assets

In accordance with German accounting regulations, hitherto, in connection with **property, plant and equipment** use was made of the declining-balance method of depreciation and tax simplification rules. The useful lifetimes used were mainly those stipulated by German tax law. According to IFRS, however, all assets are depreciated with the straight-line method with pro rata temporis depreciation in the year of acquisition. The useful lifetimes were analyzed and adjusted to the assets' actual useful lifetimes.

No changes have been necessary in connection with finance leases according to IAS 17 (revised 1997), since all of the leasing agreements at the BERU Group are classified as operate leases.

In the year-end financial statements as of March 31, 2003, for the first time, **intangible assets** were capitalized which IAS 38 defines as development costs to be capitalized, since on that date the criteria for capitalization were fulfilled for the first time. On the other hand, according to German accounting regulations, self-produced intangible assets may not be capitalized.

The changes in **financial assets** are a result of the consolidation of the Italian subsidiary BERU Italia, which had not yet been included in the consolidated group according to German GAAP.

Inventories

With IFRS accounting, inventories are written down to a lower net sale price, due for example to inventory range, damage or reduced marketability. According to German accounting principles, however, due to the principle of prudence it is possible to undertake larger write-downs than those applicable with IFRS.

Other assets shown under current assets

Financial instruments (securities, receivables, derivatives) are initially entered at their acquisition costs, both with German accounting regulations and with IFRS. For subsequent valuation according to German GAAP, the strict principle of the lower of cost or market value is applied. According to IFRS, the subsequent valuation depends on the respective classification either at fair values or at amortised costs in line with IAS 39 (revised 2000). This means that unrealized gains and losses are also shown. Changes in the fair value of financial instruments allocated to the category of "available-for-sale financial assets" are entered under shareholders' equity at the time when they occur. According to IFRS, derivative financial instruments are always to be entered at their fair values, either as assets or liabilities. Changes in fair values are to be entered immediately with an effect on the statement of income, unless they are to be entered as hedge accounting in accordance with IAS 39 (revised 2000).

Deferred taxes

According to IFRS, deferred tax assets and liabilities due to timing differences or tax-loss carryforwards must be shown in the balance sheet. However, in the financial statements of the BERU Group according to German accounting regulations, deferred tax liabilities are shown, but deferred tax assets are shown only in connection with consolidation entries. Tax-loss carryforwards were not shown according to German GAAP.

Thus, according to IFRS, deferred taxes are always entered on all timing differences between the IFRS valuation of assets and liabilities and the values shown in the tax balance sheet. No deferred taxes are shown for permanent differences.

Provisions

Pursuant to IFRS, pensions are determined according to the projected unit credit method. Unlike German GAAP accounting, this includes a much larger number of factors influencing the method of calculation, such as salary career and pension trends. Use was made of the simplification rule of IFRS 1, stating that all actuarial gains and losses can be entered at the time of changing over to IFRS.

Pursuant to IFRS, provisions for expenses may not be formed, unlike the situation with German accounting regulations.

German GAAP states that provisions are to be formed according to the principle of reasonable commercial judgement, with IFRS they are to be formed in the amount of their probable occurrence.

Liabilities

With IFRS accounting, liabilities are generally to be regarded as financial instruments according to IAS 39 (revised 2000), and are to be classified and entered in the balance sheet as such. According to German accounting regulations, liabilities were hitherto entered in the balance sheet according to the strict principle of the lowest of market value or redemption value. Accruals shown under other liabilities include the subsidies and grants for investment received from the public sector. Pursuant to German GAAP accounting principles, hitherto, investment subsidies were entered in the special item formed for this purpose. Investment subsidies were entered in the statement of income under other operating income in the year they were received.

Shareholders' equity

Pursuant to IFRS 1.22, with the first application of IFRS, all currency differences so far accumulated were set to zero in shareholders' equity. The changes in shareholders' equity as of March 31, 2003 and the net income for the period of April 1, 2002 until March 31, 2003 due to the changeover to IFRS are shown in the following table:

EUR thou.	Shareholders' equity 1.4.2002	Shareholders' equity 31.3.2003	Net income 2002/03
German GAAP	**217,221**	**242,632**	**40,023[1]**
Reclassification of minority interests	– 2,166	– 1,191	– 798
German GAAP after reclassification of minority interests	**215,055**	**241,441**	**39,225**
Valuation and accounting differences in fixed assets	18,138	15,825	– 2,603
Capitalization of development costs	–	7,702	7,702
Re-valuation of inventories	– 321	2,219	– 84
Changes in impairments on receivables	729	282	– 572
Re-valuation of other assets	– 276	103	– 7
Fair valuation of financial instruments	17,214	945	– 13,473
Re-valuation of pension provisions	– 2,817	– 2,141	555
Re-valuation of other provisions	2,019	– 202	– 2,015
Re-valuation of other liabilities	138	– 172	– 58
Formation of deferred taxes	– 9,196	– 6,524	1,750
Expansion of the consolidated group	22	22	– 58
Elimination of reserve for treasury shares	–	– 1,742	36
Minority interests according to IFRS	–	–	765
Miscellaneous/consolidation	11	– 4,377	– 529
IFRS	**240,716**	**253,381**	**30,634**

[1] After minority interests

H.Balance sheet and statement of income

1. Fixed assets

EUR thou.	Balance at 1.4.2003	Additions and entries due to changes in the consolidated group	Exchange-rate-changes	Additions	Write-ups	Reclassifications	Disposals
	Acquisition or production costs						
Intangible assets							
Industrial property rights and other similar rights	16,225	7,613	– 2	1,473	–	–	1
Goodwill	19,478	–	52	22	–	–	–
Badwill	– 619	–	–	– 2,649	–	–	–
Development costs	9,243	–	–	6,571	–	–	2,191
Advance payments made	–	–	–	–	–	–	–
	44,327	**7,613**	**50**	**5,417**	**–**	**–**	**2,192**
Property, plant and equipment							
Land and buildings	58,762	4,600	8	8,163	–	3,180	46
Technical equipment and machinery	142,108	9,392	– 227	11,486	–	4,181	675
Other equipment, factory and office equipment	34,395	167	– 52	5,920	–	18	1,659
Advance payments made and work in process	7,804	1,239	– 12	10,073	–	– 7,379	29
	243,069	**15,398**	**– 283**	**35,642**	**–**	**–**	**2,409**
Financial assets							
Investments in subsidiaries	725	–	–	–	–	–	6
Loans to subsidiaries	1,050	–	–	1,450	–	–	–
Investments in associated companies	2,226	–	–	–	602	–	–
Investments in other companies	689	–	–	–	–	–	–
Loans to other companies	38	–	–	–	–	–	25
Non-current marketable securities	20	–	–	–	–	–	1
Other loans	77	–	–	48	–	–	53
	4,825	**–**	**–**	**1,498**	**602**	**–**	**85**
	292,221	**23,011**	**– 233**	**42,557**	**602**	**–**	**4,686**

	Depreciation and amortization							Book value	
Balance 31.3.2004	Balance 1.4.2003	Exchange-rate changes	Depreciation and amortization for the year	Impairments	Reclassifications	Disposals	Balance 31.3.2004	1.4.2003	31.3.2004
25,308	10,390	–	2,728	–	–	1	13,117	5,835	12,191
19,552	10,717	24	1,764	1,463	–	–	13,968	8,761	5,584
– 3,268	– 159	–	– 413	–	–	–	– 572	– 460	– 2,696
13,623	1,540	–	1,936	–	–	2,191	1,285	7,703	12,338
–	–	–	–	–	–	–	–	–	–
55,215	**22,488**	**24**	**6,015**	**1,463**	**–**	**2,192**	**27,798**	**21,839**	**27,417**
74,667	12,689	– 1	1,514	–	–	46	14,156	46,073	60,511
166,265	111,040	– 104	13,688	–	– 62	662	123,900	31,068	42,365
38,789	21,900	– 30	4,364	–	62	1,212	25,084	12,495	13,705
11,696	–	–	–	–	–	–	–	7,804	11,696
291,417	**145,629**	**– 135**	**19,566**	**–**	**–**	**1,920**	**163,140**	**97,440**	**128,277**
719	390	–	–	–	–	–	390	335	329
2,500	–	–	–	–	–	–	–	1,050	2,500
2,828	–	–	–	–	–	–	–	2,226	2,828
689	–	–	–	–	–	–	–	689	689
13	–	–	–	–	–	–	–	38	13
19	–	–	–	–	–	–	–	20	19
72	–	–	–	–	–	–	–	77	72
6,840	**390**	**–**	**–**	**–**	**–**	**–**	**390**	**4,435**	**6,450**
353,472	**168,507**	**– 111**	**25,581**	**1,463**	**–**	**4,112**	**191,328**	**123,714**	**162,144**

Intangible assets

Intangible assets include licenses, patents and software. Acquired and self-produced development work and acquired goodwill will continue to be shown. The amount of goodwill is comprised as follows:

Company	31.3.2004 EUR thou.	31.3.2003 EUR thou.
From company financial statements		
Zica Holdings Ltd., Diss, Great Britain	820	940
BERU Eyquem SAS, Nanterre, France	22	–
	842	**940**
From the consolidation		
BERU Electronics GmbH, Bretten, Germany	–	1
BERU SAS, La Ferté-Macé, France	–	76
B 80 S.r.l., Biassono, Italy	1,144	1,832
BERU Microelectrónica S.A., Vitoria, Spain	355	430
BERU S.A. de C.V., Civac-Jiutepec, Mexico	1,035	1,241
REMIX Group Electronics Rt., Tiszakécske, Hungary	141	178
Zica Holdings Ltd., Diss, Great Britain	–	1,668
BERU Korea Co. Ltd., Chungju-City, South Korea	888	1,019
	3,562	**6,445**
From the at-equity valuation		
IMPCO-BERU Technologies B.V., Delfgauw, Netherlands	1,179	1,376
Badwill		
BERU Eyquem SAS, Nanterre, France	– 2,296	–
BERU SAS, La Ferté-Macé, France	– 356	– 407
BERU Automotive Co. Ltd., Shihung-City, South Korea	– 44	– 53
	– 2,696	**– 460**
	2,888	**8,301**

The badwill at BERU Eyquem SAS, Nanterre, France, is a result of acquiring a 100% stake in BERU TDA SAS, Chazelles sur Lyon, France. This badwill amounts to EUR 2,649 thousand, and will be retransferred over its useful lifetime of 5 years. Through the acquisition of BERU Eyquem SAS, intangible assets in an amount of EUR 7,613 thousand were acquired. These assets comprise acquired license rights and patent rights. The acquired license rights and patent rights will be amortized over a period averaging 3 to 5 years.

As in the prior year, there were no mortgages or similar disposal restrictions within the intangible assets.

The assessment of the value of goodwill was performed with the application of IAS 36 on the basis of cash-generating units. For this purpose, the Group was divided along the lines of the primary reporting segments into the units of original equipment, aftermarket and general industry, and subjected to an impairment test. Due to the sustained development of profitability within the general industry cash-generating unit which did not fulfill expectations, an impairment charge of EUR 1,463 thousand was recognized. This impairment was split between the goodwill of REMIX Group Electronics Rt., Tiszakécske, Hungary and Zica Holdings Ltd., Diss, United Kingdom, both of which are allocated to general industry. The valuation of the cash-generating units was carried out on the basis of their rental value, for which the discount rate used in the assessment of the rental value amounted to 10.85%.

As in the prior year, no write-ups were carried out.

Property, plant and equipment

The increase in property, plant and equipment was mainly a result of the acquisition of BERU Eyquem SAS, BERU TDA SAS and Eyquem SNC, the acquired property, plant and equipment of which were consolidated in the property, plant and equipment of the BERU Group for the first time. In addition, investments were made in a new logistics center at the Ludwigsburg location and in new machinery.

As in the prior year, there were no additions in the year under review.

As in the prior year, there were no mortgages or other restrictions of disposal on property, plant and equipment.

There were no facts representing a reduction in the value of property, plant and equipment in the sense of IAS 36, so that as in the prior year, no exceptional write-downs were carried out.

As in the prior year, there were no write-ups either.

On the balance-sheet date, there were no land and buildings which represent a financial investment in the sense of IAS 40.

Financial assets

Shares in associated companies increased due to a write-up of our investment in IMPCO-BERU Technologies B.V., which is valued using the equity method, by EUR 602 thousand (prior year: EUR 284 thousand). The resulting income was allocated to financial income. Additional loans were issued to non-consolidated subsidiaries in an amount of EUR 2,500 thousand (prior year: EUR 1,050 thousand).

There were no facts representing a reduction in the value of financial assets in the sense of IAS 39, so that no exceptional write-downs were carried out.

As in the prior year, no write-ups were carried out.

BERU Aktiengesellschaft's subsidiaries, associated companies and other major shareholdings are shown as follows:

	Equity capital at 31.3.2004			Capital share
	Local currency		EUR thou.[1]	%
Subsidiaries				
Consolidated subsidiaries				
Germany				
BERU Electronics GmbH, Bretten[2]	EUR thou.	13,139	13,139	100
International				
BERU SAS, La Ferté-Macé/France	EUR thou.	5,721	5,721	100
BERU Eyquem SAS, Nanterre/France	EUR thou.	– 672	– 672	100
Eyquem SNC, Nanterre/France	EUR thou.	– 1,225	– 1,225	100
BERU TDA SAS, Chazelles sur Lyon/France	EUR thou.	30,299	30,299	100
B 80 S.r.l., Biassono/Italy	EUR thou.	6,219	6,219	100
BERU Automotive Co., Ltd., Shihung-City, South Korea	TKRW	5,420,701	3,868	100
BERU S.A. de C.V., Jiutepec, Estado de Morelos/Mexico[3]	TMXN	45,007	3,290	100
BERU Microelectrónica S.A., Vitoria/Spain (Simesa)	EUR thou.	6,051	6,051	100
BERU Korea Co. Ltd., Chungju-City/South Korea	TKRW	5,810,990	4,147	51
Zica Holdings Ltd., Diss/Great Britain[9]	TGBP	– 334	– 501	100
REMIX Group Electronics Rt., Tiszakécske/Hungary[4]	THUF	– 491,953	– 1,977	75.14
BERU Italia S.r.l., Cassina de Pecchi/Italy[5, 6]	EUR thou.	28	28	100
Non-consolidated subsidiaries				
Germany				
Hakatherm Elektronik Verwaltungs GmbH, Ludwigsburg	EUR thou.	37	37	100
BERU-Eichenauer GmbH, Hatzenbühl	EUR thou.	588	588	50
International				
BERU Corporation, Vienna, Virginia/United States	TUSD	200	164	100
BERU Corporation, Tokyo/Japan[5]	TYPN	25,915	204	100
BERU Diesel Start Systems Pvt. Ltd., Poona/India[5]	TINR	35,225	694	49
Simesa Brasil Ltda., São Paulo/Brazil[3, 7]	TBRL	59	17	100
Associated companies and other major shareholdings				
consolidated using the equity method				
International				
IMPCO-BERU Technologies B.V., Delfgauw/Netherlands[8]	EUR thou.	5,755	5,755	49
Other shareholdings				
Germany				
TecCom GmbH, Munich[3]	EUR thou.	7,697	7,697	1.7

[1] Translated at the official exchange rate and/or average exchange rate on March 31, 2004
[2] Profit-and-loss-transfer agreement with BERU AG, equity capital and net income including production plant in Tralee
[3] Equity capital and net income both at December 31, 2003
[4] In the 2002/03 financial year, at the annual shareholders' meeting of REMIX Group Electronics Rt., a capital increase of EUR 2,711 thousand was approved, which has not yet been entered in the commercial registry, however
[5] Equity capital and net income both at March 31, 2003
[6] For company-law reasons of the respective countries, BERU Electronics GmbH holds minority stakes of 10% in BERU Italia S.r.l.
[7] These shares are held by BERU Microelectrónica, Vitoria, Spain
[8] The other shares are held by IMPCO Technologies Inc.
[9] Equity capital and net income consolidated including BERU F1 Systems Ltd., Diss, Great Britain

2. Inventories

The increase in inventories is due to the acquisition of BERU TDA SAS, Chazelles sur Lyon, France. The development of inventories is shown in the following table:

EUR thou.	31.3.2004	31.3.2003
Raw materials and manufacturing supplies	18,694	17,055
Trading stock	3,200	2,594
Work-in-progress	13,210	9,604
Finished goods	19,637	13,675
Advance payments made	869	831
	55,610	**43,759**

No inventories were entered in the balance sheet at their net selling values, as in the prior year. As in the prior year, there were also no write-ups affecting the operating result.

3. Receivables and other assets

	31.3.2004				31.3.2003			
		Remaining term				Remaining term		
EUR thou.	Total	< 1 year	1–5 years	> 5 years	Total	< 1 year	1–5 years	> 5 years
Trade receivables	73,718	73,547	171	–	61,762	61,548	214	–
Receivables due from:								
subsidiaries	–	–	–	–	210	210	–	–
associated companies	–	–	–	–	–	–	–	–
affiliated companies	210	210	–	–	160	160	–	–
tax payments	4,533	4,130	403	–	1,477	1,477	–	–
interest	1,428	1,428	–	–	532	532	–	–
employees	84	84	–	–	32	18	14	–
Derivative financial instruments	299	299	–	–	–	–	–	–
Other assets	1,955	1,775	180	–	1,780	1,596	184	–
Other receivables and other assets	8,509	7,926	583	–	4,191	3,993	198	–
	82,227	**81,473**	**754**	**–**	**65,953**	**65,541**	**412**	**–**

Receivables due from subsidiaries include solely trade receivables and relate to the non-consolidated subsidiaries. The changes in receivables due from subsidiaries during the year under review resulted mainly from the repayment of receivables to BERU Aktiengesellschaft.

The increase in trade receivables is a result of expanded business operations as well as the first consolidation of the newly acquired French companies, which have trade receivables totaling EUR 9,661 thousand.

The amounts shown for derivative financial instruments are their fair values. These are a result of forward exchange contracts by BERU Aktiengesellschaft.

Other assets include deferred charges and prepaid expenses of EUR 475 thousand (prior year: EUR 562 thousand), receivables from the granting of investment subsidies at BERU Aktiengesellschaft of EUR 133 thousand (prior year: EUR 94 thousand) and repayments from insurance companies of EUR 0 thousand (prior year: EUR 319 thousand).

For the receivables and other assets which are shown at their amortized purchase prices, the amounts recoverable in the normal course of business represent the book values.

BERU Aktiengesellschaft and the subsidiaries of the BERU Group are subject to interest-rate, exchange-rate and bad debt risks. In addition, exchange-rate risks exist which are hedged by means of forward exchange contracts. These are explained in the note on "Derivative financial instruments".

Bad-debt risks are covered by the recognition of sufficient impairment charges. The impairment charges recognized in the year under review amount to EUR 2,357 thousand (prior year: EUR 1,210 thousand).

4. Marketable securities

EUR thou.	31.3.2004	31.3.2003
Stocks and shares	2,626	4,166
Fixed-interest securities	62,234	60,090
Other securities	335	407
	65,195	**64,663**

As in the prior year, fixed-interest and other securities are included in an amount of EUR 47,200 thousand (prior year: EUR 57,519 thousand) which do not fall due within 12 months of the balance-sheet date.

All securities are classified as "available-for-sale", and were entered at their fair values, as in the prior year.

In the year under review and in the prior year, no mortgages or assignments of securities were carried out.

The average weighted interest-rate of the securities developed as follows, shown according to their remaining terms:

		31.3.2004		31.3.2003	
EUR thou.	Remaining period	Book value	Interest rate	Book value	Interest rate
Fixed interest securities					
	< 1 year	16,371	2.70%	2,978	2.51%
	1 – 5 years	37,739	4.16%	52,165	5.49%
	> 5 years	8,124	4.13%	4,947	3.25%
		62,234		**60,090**	
Other securities		2,961		4,573	
		65,195		**64,663**	

5. Cash and cash equivalents

EUR thou.	31.3.2004	31.3.2003
Checks, cash in hand and cash at German Central Bank	10	25
Cash at banks	39,760	52,392
	39,770	**52,417**

6. Deferred taxes

Deferred tax assets and liabilities at March 31 are allocated to the following items:

	Deferred tax assets		Deferred tax liabilities	
EUR thou.	31.3.2004	31.3.2003	31.3.2004	31.3.2003
Intangible and tangible assets	640	810	13,010	9,758
Financial assets	–	–	–	–
Inventories	309	290	1,588	1,753
Receivables and other assets	483	168	222	289
Marketable securities, cash and cash equivalents	–	–	55	197
Tax adjustment item	334	369	–	–
Equity capital	–	–	–	–
Provisions	3,453	3,992	39	156
Liabilities	238	149	231	361
Tax-loss carryforwards	**619**	**–**	**–**	**–**
	6,076	**5,778**	**15,145**	**12,514**

Impairments are recognized on capitalized deferred taxes if there are doubts about their realizability. To determine these write-downs all positive and negative factors are considered for a sufficiently high income in the future, whereby the fundamental estimates may be subject to change over time.

The deferred taxes which were entered under shareholders' equity in the year under review amount to EUR 3 thousand (prior year: EUR 23 thousand).

7. Shareholders' equity

The change in the shareholders' equity of the BERU Group can be seen in the statement of changes in shareholders' equity.

Subscribed capital

The subscribed capital of BERU Aktiengesellschaft, Ludwigsburg, amounts to EUR 26,000 thousand, unchanged from the prior year. It consists of 10,000,000 bearer shares of no par value. With the resolution of the Annual Shareholders' Meeting of September 16, 2003, the Company was authorized to acquire treasury shares in a volume of up to 10% the present total capital stock. The company has not made use of this authorization, so that on the balance-sheet date all 10,000,000 of the shares were actually in circulation (prior year: 9,958,519).

The development of the number of shares in circulation was as follows:

Number of shares	2003/04	2002/03
Notional par-value shares	10,000,000	10,000,000
Treasury stock	–	– 41,481
Shares in circulation, total	**10,000,000**	**9,958,519**

The reduction in equity capital for treasury stock held amounted to EUR 0 thousand (prior year: EUR 1,778 thousand), and was deducted from retained earnings (cf. "III. Consolidated statement of changes in shareholders' equity").

There was no capital stock authorised for issue at March 31, 2004 or at March 31, 2003.

Additional paid-in capital

The additional paid-in capital consists of the agio on the issue of shares. On the balance-sheet date, it amounted to EUR 73,147 thousand, as in the prior year.

Retained earnings

Retained earnings include the earnings achieved by the companies included in the consolidate group, except for such earnings that were distributed. Another component of retained earnings is the adjustments made (with no effect on the income statement) in connection with the first application of IFRS. Goodwill or badwill from the capital consolidation is not included in earnings reserves.

As before, differences from the currency translation of foreign subsidiaries' financial statements (not affecting the income statement) and the effects of recording changes in the fair values of financial instruments after taxes (also with no effect on the income statement) are also included. A detailed list of changes in retained earnings can be derived from the statement of changes in shareholders' equity.

Minority interests

Minority interests include the capital share, the share in the earnings after taxes, and the share in currency effects in the following companies:

	Minority interest %	31.3.2004 EUR thou.	31.3.2003 EUR thou.
REMIX Group Electronics Rt., Hungary	24.86	– 492	– 612
BERU Korea Co. Ltd., South Korea	49.00	2,032	1,856
		1,540	**1,244**

8. Provisions

Provisions for pensions and similar obligations

Provisions for pensions and similar obligations are formed for obligations connected with rights to future pensions and from current pensions being paid to entitled employees, former employees and dependants of the BERU Group. The BERU Group has both defined benefit and defined contribution retirement plans.

The company pension plan is regulated with a **defined benefit plan**, whereby the benefits promised to employees and former employees are fulfilled by the company. Company pensions are mainly financed by the formation of provisions and by a fund-financed pension plan. If the plan's assets exceed the pension commitments, in accordance with IAS 19 (revised 2000), a corresponding positive item is shown under other assets. If the plan's assets do not cover the pension obligations, the net obligation is shown as a liability under pension provisions.

The amount of the pension obligation (rights to pensions from pension commitments) was calculated according to actuarial methods, with which estimates must be made. Apart from assumptions concerning life expectancy, the following factors are also relevant, and depend on the economic situation of the respective country.

	Germany		France	
in percent (31.3.)	2004	2003	2004	2003
Discount rate	4.8% – 5.75%	5.5%	4.8%	–
Salary trend	2.2% – 2.5%	2.0%	3.5%	–
Pension trend	1.5%	2.0% – 2.5%	2.0%	–
Staff turnover	4.2%	4.0%	–	–

All the other factors of the other companies are of minor importance due to the level of the pension provisions.

The salary trend comprises expected future salary increases which are estimated annually, depending, among other things, on inflation and the company involved.

Provisions for pensions are composed as follows:

EUR thou.	31.3.2004	31.3.2003
Present value of provision-financed pension claims	16,383	15,125
Present value of fund-financed pension claims	437	295
Defined benefit obligation	16,820	15,420
Fair value of plan assets	– 663	– 330
Net obligation	16,157	15,090
Adjustment amount due to actuarial gains and losses	– 476	– 548
Balance at 31.3.2004	15,681	14,542
– there of pension provision	15,904	14,576
– there of asset value	223	34

The net liability of the amounts shown in the balance sheet changed as follows:

EUR thou.	31.3.2004		31.3.2003	
Net liability of amounts shown in balance sheet at April 1		14,542		13,915
Expense for year				
Current service cost	833		577	
Interest expense	843		735	
Expected income from plan assets	– 28		–	
Actuarial gain/loss	– 227		352	
Change due to plan introduction/alteration	68	1,489	–	1,664
Benefits paid		– 1,316		– 1,037
Change in consolidated group		982		–
Exchange-rate changes		– 16		–
Net liability of amounts shown in balance sheet at 31.3.		**15,681**		**14,542**

The expense entered in the income statement during the reporting period for **defined contribution pension plans** amounted to EUR 119 thousand (prior year: EUR 142 thousand).

Provisions for taxes

Provisions for taxes reflect obligations for taxes on income and earnings for the year under review and/or for prior financial years. Provisions for taxes are composed as follows:

EUR thou.	Balance at 31.3.2004	Maturity < 1 year	Maturity 1–5 years	Maturity > 5 years	Balance at 31.3.2003	Maturity < 1 year	Maturity 1–5 years	Maturity > 5 years
Taxes on income	2,060	2,060	–	–	2,083	2,083	–	–
Wealth tax	472	472	–	–	17	17	–	–
Foreign income taxes	–	–	–	–	–	–	–	–
Sales tax	447	447	–	–	364	364	–	–
Other taxes	175	175	–	–	62	62	–	–
	3,154	**3,154**	**–**	**–**	**2,526**	**2,526**	**–**	**–**

Other provisions

Other provisions developed as follows during the year under review:

EUR thou.	Balance at 1.4.2003	Group additions	Utilization	Retransfer	Addition	Currency changes	Balance at 31.3.2004
Accrued personnel and social costs	14,109	1,516	13,175	159	13,487	– 29	15,749
Accrued operating costs	9,055	73	5,020	3,634	7,960	– 8	8,426
Other obligations	3,680	443	3,350	68	5,203	– 19	5,889
	26,844	**2,032**	**21,545**	**3,861**	**26,650**	**– 56**	**30,064**

The accrued personnel and social costs consist mainly of obligations for holiday pay and flexitime credits, profit sharing and bonuses, pre-retirement part-time work, jubilee expenses and Christmas gratuities.

Accrued operating costs include provisions for guarantee obligations and for threatening losses from pending transactions.

The provision for other obligations covers a variety of recognizable individual risks and uncertainties, whereby invoices not yet received constitute a major part.

The maturities of the provisions are shown in the following table:

EUR thou.	Balance at 31.3.2004	Maturity < 1 year	1 – 5 years	> 5 years	Balance at 31.3.2003	Maturity < 1 year	1 – 5 years	> 5 years
Accrued personnel and social costs	15,749	12,749	2,216	784	14,109	11,623	1,763	723
Accrued operating costs	8,425	6,194	2,231	–	9,055	7,657	1,398	–
Other obligations	5,890	5,890	–	–	3,680	3,680	–	–
	30,064	**24,833**	**4,447**	**784**	**26,844**	**22,960**	**3,161**	**723**

9. Liabilities

EUR thou.	Balance at 31.3.2004	thereof, with a remaining term of < 1 year	1 – 5 years	> 5 years	Balance at 31.3.2003	thereof, with a remaining term of < 1 year	1 – 5 years	> 5 years
Liabilities to banks	26,815	9,479	12,786	4,550	20,138	7,940	10,218	1,980
Trade liabilities	23,069	23,069	–	–	14,789	14,789	–	–
Bills payable	1,041	1,041	–	–	1,462	1,462	–	–
Liabilities to subsidiaries	1,843	1,843	–	–	738	738	–	–
Tax liabilities	2,605	2,605	–	–	981	981	–	–
Social-security liabilites	3,195	3,195	–	–	2,033	2,033	–	–
Derivative financial instruments	60	60	–	–	–	–	–	–
Miscellaneous other liabilities	4,975	4,521	356	98	5,058	4,969	89	–
Other liabilities	13,719	13,265	356	98	10,272	10,183	89	–
	63,603	**45,813**	**13,142**	**4,648**	**45,199**	**32,912**	**10,396**	**1,980**

The book values of the liabilities are their attributable values on the balance-sheet dates.

Liabilities to banks are secured by mortgages on a nominal EUR 9,203 thousand (prior year: EUR 9,203 thousand). The following table shows the interest-rate risks:

EUR thou.	Remaining term in years	31.3.2004 Book value	31.3.2004 Interest rate	31.3.2003 Book value	31.3.2003 Interest rate
Loans	< 1 year	3,432	up to 5.75%	2,320	up to 5.75%
	< 5 years	12,336	up to 5.75%	8,945	up to 5.75%
	< 10 years	4,517	up to 4.5%	1,896	up to 4.65%
Overdrafts	< 1 year	6,080	up to 4.5%	5,704	up to 4.5%
	< 5 years	450	up to 4.5%	1,273	up to 4.5%
		26,815		**20,138**	

In total, the companies of the BERU Group have been granted credit lines by banks totaling EUR 64,480 thousand (prior year: EUR 64,391 thousand).

The items from derivative financial instruments included under other liabilities are explained in more detail under the following note.

The deferred income included under miscellaneous other liabilities include both government grants and subsidies of EUR 1,916 thousand (prior year: EUR 2,435 thousand) and other accruals of EUR 44 thousand (prior year: EUR 752 thousand). Miscellaneous other liabilities also include service obligations of BERU TDA SAS, Chazelles sur Lyon, France, of EUR 632 thousand (prior year: EUR 0 thousand), commission obligations of EUR 241 thousand (prior year: EUR 190 thousand) and customers with credit balances of EUR 247 thousand (prior year: EUR 147 thousand).

The grants and subsidies relate to investment subsidies and allowances which are intended to promote investment. These are subsidies awarded to BERU Aktiengesellschaft on investments in the Neuhaus-Schierschnitz facility, awarded by the state of Thuringia in connection with the European Community project "Improvement in Regional Economic Structures" and the European Fund for Regional Development (EFRE). Furthermore, subsidies awarded to the Irish facility of BERU Electronics GmbH, Bretten, and the Spanish subsidiary, BERU Microelectrónica S.A., are also shown. The Irish government grants investment incentives of between 35% and 55% of the purchase price on the acquisition of certain assets. A part of these subsidies has to be repaid if the facility is wound up within the following eleven years. This repayment obligation is thus reduced by 10% at the end of the year. The Spanish government and the Basque regional government also grant subsidies on fixed assets as an investment incentive as a part of various, frequently changing programs.

In addition, BERU Aktiengesellschaft received investment subsidies for operational investments in the development area of the new eastern states of Germany pursuant to Section 2 of the 1999 Investment Subsidy Law.

10. Derivative financial instruments

As an internationally active company, the BERU Group is exposed to various risks in connection with its operations.

These risks include **exchange-rate risks**, resulting from activities in various currency areas, **bad-default risks**, related to the non-fulfillment of contractual obligations by business associates, and **interest-rate risks**, arising from investments and borrowings with variable interest rates.

For the assessment and consideration of such risks, the BERU Group has set up a centralized risk-management system to define principles which serve the purpose of a uniform and systematic identification and valuation of risks. In order to check for compliance with all of these principles, there is continuous reporting within the BERU Group. Thus, any risks arising can be identified and analyzed quickly.

Derivative financial instruments are applied to minimize these risks. Hedge accounting in the sense of IAS 39 (revised 2000) is not used, however.

Exchange-rate risks: Forward exchange transactions are entered into in order to protect assets, debts and other liabilities and expected cash flows in foreign currencies. The maturity of the forward transactions depends on the expected cash flow. In general, however, no such contracts are concluded with a term of more than one year. The nominal value of the forward exchange transactions amounted to EUR 8,859 thousand (prior year: EUR 0 thousand). The hedged currency risks all relate to US dollars.

Default risks: The BERU Group is exposed to default risks if contracting parties do not fulfill their commitments. In the attempt to avoid such risks, contracts are only entered into with contracting parties with first-class creditworthiness. No significant default risk existed at March 31, 2004 or at March 31, 2003, so that in the opinion of the management, the risk of non-fulfillment by the contracting parties is very low, but cannot be entirely excluded. Default risks are minimized by taking out del credere insurance. If default risks are identifiable for individual financial assets, appropriate impairment charges are recognized. Thus the amount of financial assets shown in the balance sheet reflects the maximum default risk for the case that the contracting party fails to fulfill its payment obligations, irrespective of existing safeguards. No concentration of default risks from business relations with individual customers or groups of customers can be recognized.

Interest-rate risks: The BERU Group is also exposed to interest-rate fluctuations. The interest-rate-sensitive assets and liabilities relate to securities and debts. At present, however, within the entire group there are no derivative financial instruments which hedge against the interest-rate risk. In the estimation of the management, only slight risks are connected with interest-rate fluctuations at present. More information on interest-rate risks is given under "Receivables and other assets" and "Liabilities".

The nominal volumes on which the derivative financial instruments are based and their market data are shown in the following table:

EUR thou.	Nominal volumes Total 31.3.2004	Nominal volumes Remaining term more than 1 year	Market value 31.3.2004	Nominal volumes Total 31.3.2003	Nominal volumes Remaining term more than 1 year	Market value 31.3.2003
Forward exchange contracts	9,686	–	239	–	–	–

The nominal volume of derivative financial instruments represents the arithmetical parameter from which the payments are derived. The risk thus arises not from the nominal volume, but from the related exchange-rate and interest-rate changes.

The market value represents the gains and losses with a fictional smoothing of the derivatives on the balance-sheet date, which is arrived at with the use of standardized valuation methods.

11. Other financial liabilities and contingent liabilities

Other financial liabilities

Other financial liabilities relate to framework agreements covering cooperation on the warehousing, commissioning, processing and transport of raw materials, work in progress and BERU products, as well as minimum purchase obligations with one supplier.

Operate lease agreements exist for office equipment and the Group's fleet of vehicles. In the year under review, leasing installments in an amount of EUR 244 thousand (prior year: EUR 271 thousand) were entered in the statement of income. The liabilities from operate-lease agreements are shown in the amount of the minimum leasing payments.

Other financial liabilities also include rental and leasing agreements for office and factory buildings.

The remaining terms of the other financial liabilities are shown in the following table:

EUR thou.	Balance at 31.3.2004	thereof with a remaining term of < 1 year	1 – 5 years	> 5 years	Balance at 31.3.2003	thereof with a remaining term of < 1 year	1 – 5 years	> 5 years
Operate leases	693	200	402	91	400	226	174	–
Supplier agreements	100	100	–	–	100	100	–	–
Framework agreements	6,289	2,850	3,439	–	4,353	2,555	1,798	–
Rental and leasing of buildings	546	118	428	–	–	–	–	–
Investments in intangible assets	–	–	–	–	–	–	–	–
Investments in property, plant and equipment	8,444	8,444	–	–	10,180	10,180	–	–
Others	333	333	–	–	865	865	–	–
	16,405	**12,045**	**4,269**	**91**	**15,898**	**13,926**	**1,972**	**–**

Contingent liabilities

No provisions were formed for the following contingent liabilities, which are shown at their nominal values, because the probability of occurrence of the risk was estimated as too low:

EUR thou.	31.3.2004	31.3.2003
Notes payable	78	909
Sureties	74	265
Letters of comfort	5,553	5,799
	5,705	**6,973**

12. Sales revenues

Sales revenues resulted from the following activities:

EUR thou.	2003/04	2002/03
Diesel cold-start systems	162,562	155,249
Ignition technology	105,484	89,144
Electronics and sensor technology	86,417	60,124
	354,463	**304,517**

For further information on sales revenues we refer to the section of segment reporting.

13. Inventory changes and own work capitalized

EUR thou.	2003/04	2002/03
Changes in the stock of finished goods and work in progress	5,872	– 1,193
Own work capitalized	2,516	2,906
	8,388	**1,713**

14. Other operating income

EUR thou.	2003/04	2002/03
Income from currency transactions	2,514	1,352
Income from security-price gains	1,977	1,107
Income from the retransfer of provisions	636	2,613
Book gains on the disposal of fixed assets	257	188
Insurance payouts	230	150
Income from the retransfer of accrued investment subsidies and investment grants	150	248
Income from the entry of written-off receivables and the transfer of impairment charges	64	1,014
Other income from other periods	38	5
Income from the sale of shares in IMPCO/Stoneridge	–	1,665
Miscellaneous other operating income	1,568	1,814
	7,434	**10,156**

The miscellaneous other operating income consists mainly of income from other disposals and services an amount of EUR 1,167 thousand (prior year: EUR 163 thousand), and of income from providing employees with vehicles in an amount of EUR 269 thousand (prior year: EUR 272 thousand).

The investment subsidies and grants shown under deferred income are retransferred in accordance with the amortization periods of the subsidized assets with an effect on the income statement under other operating income. No additional public-sector subsidies were received.

15. Cost of materials

EUR thou.	2003/04	2002/03
Cost of raw materials, factory supplies and purchased goods	119,744	93,198
Cost of purchased services	10,499	9,618
	130,243	**102,816**

16. Personnel expenses

EUR thou.	2003/04	2002/03
Wages and salaries	83,401	71,309
Social levies and support expenses	17,400	13,899
Pension expenses	1,812	1,958
	102,613	**87,166**

The numbers of employees on the balance-sheet dates were as follows:

EUR thou.	2003/04	2002/03
Industrial employees	1,616	1,258
Salaried employees	1,022	858
Apprentices/trainees	56	57
	2,694	**2,173**

The number of employees increased in 2003/04 due to the acquisition/establishment of the subsidiaries, BERU TDA SAS, Chazelles sur Lyon, France, BERU Eyquem SAS, Nanterre, France and Eyquem SNC, Nanterre, France. On the date of acquisition, August 1, 2003, the group thus gained a total of 441 employees.

17. Other operating expenses

EUR thou.	2003/04	2002/03
Selling expenses	18,144	16,735
Administrative expenses	12,471	10,146
Currency translation	2,242	12,698
Losses on receivables	754	229
Losses on the sale of fixed assets	121	165
Expenses from the sale of IMPCO/Stoneridge shares	872	–
Losses on the sale of securities	144	309
Miscellaneous other operating expenses	22,206	16,819
	56,954	**57,101**

The expenses for research and development of the BERU Group amounted to EUR 22,965 thousand (prior year: EUR 17,479 thousand) and are included in miscellaneous other operating expenses as well as personnel expenses, cost of materials, and depreciation and amortization.

The miscellaneous other operating expenses consist mainly of maintenance costs of EUR 3,911 thousand (prior year: EUR 4,571 thousand), costs of services of EUR 2,034 thousand (prior year: EUR 1,101 thousand), costs of energy of EUR 1,879 thousand (prior year: EUR 1,592 thousand) and costs for the production of tools of EUR 1,869 thousand (prior year: EUR 1,632 thousand).

18. Net Financial income

The net financial income of the BERU Group is composed as follows:

EUR thou.	2003/04	2002/03
Investment income		
Income from subsidiaries	72	–
Income from associated companies	602	284
Income from investments	–	1
	674	**285**
Interest income		
Income from other securities and loans included in financial assets	2,865	54
Other interest and similar income	797	4,343
– of which, from subsidiaries	(86)	(–)
Other interest and similar expenses	– 1,272	– 1,286
– of which, to subsidiaries	(2)	(2)
	2,390	3,111
Financial income, net	**3,064**	**3,396**

19. Taxes on income and earnings

The tax expense comprises the following main components:

EUR thou.	2003/04	2002/03
Actual tax expense	17,617	17,409
Deferred tax expense from the formation of deferred tax assets on tax-loss carryforwards	– 619	–
Deferred tax expense/gain from timing differences	1,364	– 1,697
	18,362	**15,712**

The change in applicable tax rates due to new legislation results in a deferred tax expense of EUR 0 thousand (prior year: EUR 34 thousand).

The calculation of deferred taxes takes place with each country's specific tax rates, which were between 10% and 40% for the 2003/04 financial year. Changes in tax rates already decided upon on the balance-sheet date were taken into consideration for the calculation of deferred taxes.

For reasons of materiality, there was no application of the special corporate income tax rate of 26.5% valid only for 2003 as a result of the Flood Victim Solidarity Law.

Within the BERU Group, on the balance-sheet date there were non-utilized tax-loss carryforwards of EUR 3,798 thousand (prior year: EUR 3,218 thousand), for which deferred tax assets were formed insofar as their realization is reasonably certain. No deferred tax assets were formed for tax-loss carryforwards of EUR 1,452 thousand (prior year: EUR 3,218 thousand), leading to an increase in the deferred tax expense of EUR 484 thousand (prior year: EUR 589 thousand).

The actual tax expense was reduced by EUR 57 thousand (prior year: EUR 0 thousand) due to the application of tax-loss carryforwards, which resulted from prior years and had not hitherto been capitalized.

Deferred tax income of EUR 619 thousand resulted from the application of deferred tax assets on tax-loss carryforwards from prior years for which no deferred ta assets had previously been formed.

The expense of EUR 18,362 thousand for taxes on income and earnings shown for the 2003/04 financial year (prior year: EUR 15,712 thousand) is EUR 2,170 thousand lower than the expected income tax expense of EUR 20,532 thousand (prior year: EUR 17,143 thousand).

With the following reconciliation for the Group, the individual company-related reconciliations prepared with each country's specific tax rate were summarized with due consideration of consolidation measures. The expected tax expense was thus reconciled with the effective reported tax rate.

The tax rate applied in the reconciliation of 37.61% is equal to the domestic tax rate.

EUR thou.	2003/04	2002/03
Earnings before income taxes	**54,592**	**45,581**
Effective tax rate for the Group	37.61%	37.61%
Expected tax expense	**– 20,532**	**– 17,143**
Tax-rate related deviations	249	468
Tax-free income/expenses	– 563	1,895
Effects of tax losses	192	– 589
Goodwill write-downs	– 1,566	– 798
Impairment charges	1	– 2
Corporate income-tax reductions due to dividends	–	1,833
Increases and decreases for tax purposes	3,843	– 1,765
Tax payments and refunds for prior years	– 142	659
Other deviations	156	– 270
Taxes on income and earnings	**– 18,362**	**– 15,712**
Tax rate in %	33.64%	34.47%

The dividend distribution proposed for the 2003/04 financial year will not lead to a reduction in corporate income tax due to the moratorium introduced in connection with the Law on the Elimination of Tax Concessions (prior year: EUR 1,833 thousand).

I. Earnings per share

Earnings per share are calculated by dividing the profits for the period of EUR 35,887 thousand (prior year: EUR 30,634 thousand) to which the ordinary shareholders are entitled by the weighted average number of ordinary shares outstanding during the period (2003/04: 993,095, 2002/03: 993,095). Due to the authorization granted to the Company at the Annual Shareholders' Meeting of September 18, 2002 and September 16, 2003 to buy its own shares up to a limit of 10% of the outstanding shares, BERU held treasury shares on both of the balance-sheet dates (2003/04: 0, 2002/03: 41,481). The average selling price for treasury shares is EUR 47.72. There were no factors which would lead to a dilution of the earnings per share in the year under review or in the prior year.

Earnings per share are calculated as follows:

	31.3.2004	31.3.2003
Net income after minority interests in EUR thou.	35,887	30,634
Weighted average number of outstanding ordinary shares	9,993,095	9,993,095
Earnings per share in EUR	**3.59**	**3.07**

Pursuant to IAS 33 (revised 1997), the earnings per share of the prior year were retroactively adjusted.

J. Statement of cash flows

The statement of cash flows shows the source and application of the flows of funds in the 2002/03 and 2003/04 financial years. A difference is made between cash flows from business activities, from investment activities and from financing activities.

The balance of cash and cash equivalents shown in the statement of cash flows includes all of the liquid funds in the balance sheet, i.e. cash in hand, checks, cash at the German Central Bank and cash at other banks, as long as they are available within a period of three months. Marketable securities with a fixed interest rate shown under current assets are also included which are classified as available for sale and which are held for short-term financing needs. Cash and cash equivalents comprise the following:

	2003/04	2002/03
Cash and cash equivalents	39,770	52,417
Fixed-interest securities of BERU AG	62,234	60,090
	102,004	**112,507**

In this context, the securities shown under current assets are comprised as follows:

	2003/04	2002/03
Shares and other securities shown as current assets	2,961	4,573
Fixed-interest securities of BERU AG	62,234	60,090
	65,195	**64,663**

The change in liquid funds as a result of operating activities is adjusted to exclude the effects of currency translation and changes in the consolidated group.

The change in liquid funds as a result of investing and financing activities is calculated in relation to payments. On the other hand, the change in liquid funds as a result of operating activities is derived indirectly from earnings before interest and taxes.

EUR 26,366 thousand was paid for acquired companies (prior year: EUR 1 thousand), and was settled completely during the year under review. The total purchase price was settled with the use of cash and cash equivalents. The acquisition of companies also brought the BERU Group an inflow of liquid funds in a total amount of EUR 39 thousand.

The cash flows from operating activities include the following:

EUR thou.	2003/04	2002/03
Interest received	2,766	5,914
Interest paid	– 1,266	– 1,337
Interest payments	1,500	4,577
Refunds of taxes on income	598	1,097
Payments of taxes on income	– 18,507	– 17,724
Payments of taxes on income, net	– 17,909	– 16,627

K. Segment reporting

The segment report was prepared with the application of IAS 14 (revised 1997). According to this standard, the activities in the divisions are shown as the primary reporting format, and the activities in the various regions are shown as a secondary format. These segments are oriented towards the Group's internal management and reporting, and take the divisions' various risk and income structures into consideration.

BERU Aktiengesellschaft is active in the field of manufacturing and selling glow plugs and spark plugs as well as other electronic components, mainly for the automotive industry. The Group's activities are divided into the following segments.

In the **Original Equipment segment** an extensive range of products including diesel cold-start technology, ignition technology, and electronics and sensor technology are developed, produced and sold. All of this segment's customers are manufacturers of motor vehicles.

The **Aftermarket segment** comprises a broad range of automotive spare parts. These include not only diesel cold-start and ignition technology, but also a large number of products which are not produced by the BERU Group covering common automotive spare-part requirements.

The **General Industry segment** develops and distributes products for customers in the oil- and gas-burning industries. It also includes activities in the field of industrial electronics, mainly electronic components and control units.

Segment information is generally subject to the same disclosure, accounting and valuation methods as the BERU Group's consolidated financial statements. Receivables and liabilities, provisions, income and expenses, and intercompany profits and losses are eliminated in the reconciliation. There were no inter-segment sales revenues.

The Group's internal invoicing included in the segment's results (operating profit) takes place at normal market prices.

On both balance-sheet dates no subtantial, not affecting cash flow expenditures were present.

The investments represent additions to property, plant and equipment and intangible assets.

Segment assets and segment liabilities include all assets and liabilities which have contributed towards generating the segment earnings of the respective division. Segment assets consist mainly of intangible assets and property, plant and equipment, inventories, trade receivables, receivables due from subsidiaries and parent companies, and other assets. Segment liabilities primarily comprise other provisions, trade liabilities, and other liabilities. Financial assets and liabilities and consolidations between the segments are shown in the reconciliation.

	Original Equipment		Aftermarket		General Industry		Consolidation/ reconciliation		Group	
EUR thou.	03/04	02/03	03/04	02/03	03/04	02/03	03/04	02/03	03/04	02/03
External sales revenues	216,906	187,248	112,722	94,387	24,835	22,882	–	–	354,463	304,517
EBIT	28,948	25,860	24,763	21,020	– 280	– 4,261	–	–	53,431	42,619
Depreciation and amortization	13,547	14,021	9,887	9,650	3,610	3,013	–	–	27,044	26,684
Result from investments in associated companies	–	–	–	–	602	284	–	–	602	284
Shares in associated companies	–	–	–	–	2,828	2,226	–	–	2,828	2,226
Capital expenditure	18,274	24,517	24,033	11,438	1,402	4,464	– 1,152	621	42,557	41,040
Assets	164,102	131,257	109,922	74,902	19,507	22,832	117,491	127,293	411,022	356,284
Liabilities	37,639	30,311	25,357	17,492	3,856	4,102	61,018	49,754	127,870	101,659

In the 2003/04 financial year, BERU TDA SAS, Chazelles sur Lyon, France, BERU Eyquem SAS, Nanterre, France and Eyquem SNC, Nanterre, France, were founded or acquired. Due to these companies' product portfolios, BERU TDA SAS, Chazelles sur Lyon, France, and Eyquem SNC, Nanterre, France, were mainly allocated to the Aftermarket segment. BERU Eyquem SAS, Nanterre, France, was allocated approximately 45% to the Original Equipment segment and approximately 55% to the Aftermarket segment.

In the 2003/04 financial year, exceptional write-downs of EUR 1,463 thousand (prior year: EUR 664 thousand) were carried out on the recoverable amounts equivalent to the useful values. These resulted from the impairments recognized on the goodwill of BERU F1 Systems Ltd. and REMIX Group Electronics Rt., as these companies belong to the General Industry segment, the exceptional write-downs were also allocated to that segment. There were no further exceptional write-downs. No write-ups were carried out.

Shares in associated companies and income from associated companies were allocated to the General Industry segment.

In the case of segment information by region, external sales revenues are allocated depending on the location of the customer. In line with internal management and reporting, the regions of Germany, Rest of Europe, North America, Asia, and Other Countries are shown separately.

	External sales revenues		Capital expenditure		Assets	
EUR thou.	2003/04	2002/03	2003/04	2002/03	2003/04	2002/03
Germany	125,013	126,034	177,950	169,688	33,966	35,199
Rest of Europe	166,550	119,638	105,114	45,878	9,375	3,887
North America	27,206	26,841	2,992	4,156	195	85
Asia	28,004	28,709	7,475	9,271	173	1,248
Other Countries	7,690	3,295	–	–	–	–
Consolidation/reconciliation	–	–	117,491	127,291	– 1,152	621
Group	**354,463**	**304,517**	**411,022**	**356,284**	**42,557**	**41,040**

L. Related-party transactions

Pursuant to IAS 24 (reformatted 24), persons or companies in control of the BERU Group or controlled by it must be stated if they are not already included in the consolidated financial statements as a consolidated company. Furthermore, there is a duty to disclose transactions with associated companies or with persons exercising a significant influence on the business policy and financial policy of the BERU Group. A significant influence can be based on a shareholding in the BERU Group of 20% or more, a seat in the Executive Board or Supervisory Board of BERU Aktiengesellschaft, or another key management position. For the 2003/04 financial year, the BERU Group is affected by the disclosure duties of IAS 24 solely with regard to business relations with associated companies, with members of the Executive Board and Supervisory Board of BERU Aktiengesellschaft, and with other members of the management in key positions.

The members of the Executive Board and the Supervisory Board are counted as related parties in the sense of IAS 24 (reformatted 1994).

The transactions with the associated companies, IMPCO-BERU Technologies B.V. (49%) and BERU Diesel Start Systems Pvt. Ltd. (49%), are to be allocated without exception to the ordinary business activities of those companies, and were concluded at usual market conditions. Within the context of supplying goods and services, the volume of sales revenues between BERU Aktiengesellschaft and IMPCO-BERU Technologies B.V. amounted to EUR 0 thousand (prior year: EUR 0 thousand). The volume of sales revenues between BERU Aktiengesellschaft and BERU Diesel Start Systems Pvt. Ltd. amounted to EUR 592 thousand (prior year: EUR 453 thousand). The total of open items amounted to EUR 0 thousand at IMPCO-BERU Technologies B.V. (prior year: EUR 0 thousand) and EUR 210 thousand at BERU Diesel Start Systems Pvt. Ltd. (prior year: EUR 160 thousand).

1. Shares held by the members of the Executive Board and the Supervisory Board

The members of the Supervisory Board of BERU Aktiengesellschaft hold a total of 9.99% of the issued shares in the Company, equivalent to 999,430 shares. Mr. Wolfram R. Birkel, of Buxtehude, holds 999,430 of the issued shares. None of the members of the Executive Board held any shares in BERU Aktiengesellschaft on the balance-sheet date.

2. Total compensation of the members of the Executive Board and the Supervisory Board

The compensation of the active members of the Executive Board totaled EUR 2,904 thousand (prior year: EUR 2,425 thousand), whereby the fixed element of compensation amounted to EUR 679 thousand (prior year: EUR 733 thousand) and the variable element amounted to EUR 2,225 thousand (prior year: EUR 1,692 thousand).

EUR 589 thousand (prior year: EUR 319 thousand) was paid to former members of the Executive Board and their dependants.

The compensation of the members of the Supervisory Board totaled EUR 239 thousand (prior year: EUR 172 thousand).

Pursuant to IAS 19, pension obligations towards former members of the Executive Board and their dependants are covered by provisions of EUR 7,402 thousand (prior year: EUR 4,095 thousand).

The names of the members of the Executive Board and the Supervisory Board are listed under Boards of the Company.

M. Boards of the Company

Supervisory Board

Heinrich Rutt, Munich (since September 16, 2003)
Chairman (since April 1, 2004)
Chief Executive of The Carlyle Group Management GmbH
– Chairman of the Supervisory Board of:
Edscha AG, Remscheid
– Deputy Chairman of the Supervisory Board of:
Andritz AG, Graz, Austria

Dr. Gerhard Wacker, Stuttgart (Chairman until March 31, 2004)
Management consultant
– Chairman of the Supervisory Board of:
Müller Weingarten AG, Weingarten
– Member of the Supervisory Board of:
Berner GmbH, Künzelsau

Gregor Böhm, Munich (since April 15, 2004)
Chief Executive of The Carlyle Group Acquisitions GmbH
– Member of the Supervisory Board of:
Edscha AG, Remscheid
MEC Holding GmbH, Kriftel
Andritz AG, Graz, Austria (until April 2004)

Dr. Volker Grub, Stuttgart (since April 7, 2004)
Lawyer
- Chairman of the Supervisory Board of:
  Maschinenfabrik Esterer AG, Altötting

Wolfram Ruprecht Birkel, Buxtehude
Businessman, Deputy Chairman
- Chairman of the Supervisory Board of:
  atways AG, Hamburg

Marina Cee, Besigheim
Office employee (employee representative)

Bernd Immekamp, Ludwigsburg
Industrial employee (employee representative)

Anton Schneider, Cologne (until April 30, 2003)
Business consultant
- Chairman of the Supervisory Board of:
  Honsel GmbH & Co. KG, Meschede
- Chairman of the Directors' Steering Committee of:
  MEC Holding GmbH, Kriftel

Winfried Witte, Stuttgart (until March 31, 2004)
Chairman of the Executive Board of Bosch Rexroth AG, Lohr
- Chairman of the Supervisory Board of:
  Bosch Rexroth Corp., Hoffmann Estates, IL, USA

Executive Board
Marco Freiherr von Maltzan, Munich
Certified engineer, Chairman (since April 1, 2003)
- Member of the Administrative Board of
  Landeskreditbank Baden-Württemberg, Karlsruhe

Bernhard Herzig, Oberstenfeld (until April 26, 2004)
Certified engineer

Dr. rer. nat. Rainer Podeswa, Beilstein

N. Declaration of Compliance with the German Corporate Governance Code

The Executive Board and Supervisory Board of BERU Aktiengesellschaft have issued the declaration required by Section 161 of the German Stock Corporation Law; this declaration can be permanently accessed at the website, www.beru.com.

O. Proposal on the appropriation of profits

The company financial statements of BERU Aktiengesellschaft, Ludwigsburg, were prepared in accordance with German accounting regulations.

Pursuant to the German Stock Corporation Law, the amount distributable to the shareholders is determined by the accumulated distributable earnings shown in the balance sheet of BERU Aktiengesellschaft, Ludwigsburg. After receiving the approval of the Supervisory Board, the Executive Board proposes to the Annual Shareholders' Meeting that the accumulated distributable earnings as of March 31, 2004 are appropriated as follows:

	EUR
Distribution of a dividend of EUR 1.10 per share	11,000,000.00
Transfer to other earnings reserves	4,800,000.00
Carried forward to new account	71,895.35
Retained earnings	**15,871,895.35**

Ludwigsburg, May 22, 2004

The Executive Board

Marco Freiherr von Maltzan — Dr. Rainer Podeswa

Auditor's Report

P. Auditor's Report

We have audited the consolidated financial statements, comprising the balance sheet, the income statement and the statements of changes in shareholders' equity and cash flows as well as the notes to the consolidated financial statements prepared by BERU Aktiengesellschaft, Ludwigsburg, for the business year from April 1, 2003 to March 31, 2004. The preparation and the content of the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audit.

We conducted our audit of the consolidated financial statements in accordance with German auditing regulations and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit such that it can be assessed with reasonable assurance whether the consolidated financial

statements are free of material misstatements. Knowledge of the business activities and the economic and legal environment of the Group and evaluations of possible misstatements are taken into account in the determination of audit procedures. The evidence supporting the amounts and disclosures in the consolidated financial statements is examined on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the net assets, financial position, results of operations and cash flows of the Group for the business year in accordance with International Financial Reporting Standards.

Our audit, which also extends to the group management report prepared by the Company's management for the business year from April 1, 2003 until March 31, 2004, has not led to any reservations. In our opinion on the whole the group management report provides a suitable understanding of the Group's position and suitably presents the risks of future development. In addition, we confirm that the consolidated financial statements and the group management report for the business year from April 1, 2003 until March 31, 2004 satisfy the conditions required for the Company's exemption from its duty to prepare consolidated financial statements and the group management report in accordance with German law.

Munich, June 11, 2004

Bayerische Treuhandgesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft
Steuerberatungsgesellschaft

Wiegand Auditor	Dr. Grottel Auditor

Additional information

Balance sheet

of BERU Aktiengesellschaft, Ludwigsburg, as at 31 March 2004

Assets

EUR thou.	31.3.2004	31.3.2003
Fixed assets		
Intangible assets	3,955	5,032
Property, plant and equipment	61,941	52,056
Financial assets	74,975	45,390
	140,871	**102,478**
Current assets		
Inventories	23,272	21,661
Receivables and other assets		
Trade receivables	52,093	47,085
Receivables due from subsidiaries	21,711	17,067
Other assets	3,437	2,002
	77,241	**66,154**
Marketable securities	64,709	65,460
Cash and cash equivalents	24,287	40,576
	189,509	**193,851**
Deferred charges and prepaid expenses	**330**	**399**
	330,710	**296,728**

Shareholders' equity and liabilities

EUR thou.	31.3.2004	31.3.2003
Shareholders' equity		
Subscribed capital	26,000	26,000
Additional paid-in capital	73,147	73,147
Earnings reserves	136,331	111,422
Retained earnings	15,872	20,964
	251,350	**231,533**
Special item from investment subsidies	**220**	**580**
Provisions		
Provisions for pensions and similar obligations	12,193	11,754
Other provisions	26,156	25,504
	38,349	**37,258**
Liabilities		
Liabilities to banks	20,285	13,162
Trade liabilities	9,709	7,803
Liabilities to subsidiaries	7,699	3,720
Other liabilities	3,098	2,672
	40,791	**27,357**
	330,710	**296,728**

Statement of income

of BERU Aktiengesellschaft, Ludwigsburg, for the period from 1 April 2003 to 31 March 2004

EUR thou.	2003/04	2002/03
Sales revenues	297,388	259,592
Change in finished goods and work in progress	2,086	– 1,798
Other own work capitalized	1,156	1,960
Other operating income	8,037	22,424
	308,667	**282,178**
Cost of materials		
a) Cost of raw materials, factory supplies and purchased goods	– 128,910	– 95,320
b) Cost of purchased services	– 9,412	– 8,762
Personnel expenses		
a) Wages and salaries	– 55,830	– 54,080
b) Social levies and expenses for pensions and support	– 11,244	– 11,371
Depreciation and amortization	– 15,003	– 14,093
Other operating expenses	– 38,329	– 37,218
Earnings before investment income, financial result and taxes	**49,939**	**61,334**
Income from profit-and-loss-transfer agreements	1	–
Income from investments	71	–
thereof from subsidiaries	(30)	–
Income from loans held as financial assets	1,272	218
Other interest and similar income	3,164	4,119
Impairments of financial assets	– 4.073	– 498
Impairments of securities held as current assets	– 138	– 2,900
Expenses arising from the transfer of losses	– 2,402	– 4,159
Interest and similar expenses	– 1,078	– 1,058
Investment income and financial result	**– 3,183**	**– 4,278**
Earnings from ordinary activities	**46,756**	**57,056**
Taxes on income and earnings	– 15,691	– 15,577
Other taxes	– 249	– 88
Net income	**30,816**	**41,391**
Earnings carried forward from prior year	464	268
Transfer to other earnings reserves	– 15,408	– 20,695
Retained earnings	**15,872**	**20,964**

A

American depository receipts

American Depository Receipts (ADR) are issued by US depositary banks certifying the ownership of shares. ADRs specify a certain number of shares deposited by a foreign company with the depositary bank and are traded in the US capital market. For BERU, two ADRs are equivalent to one share.

C

Cash flow

An important factor for assessing a company's financial situation and earnings power. The cash inflow from operating activities (or operative cash flow) shows the surplus funds generated by the company's operating activities in the period under review. BERU calculates the operative cash flow as follows: net income for the period plus depreciation and amortization plus/minus any increase or decrease in long-term provisions.

Corporate governance

The common term in international usage for a system of responsible management and monitoring of a company by its directors and officers with a focus on long-term added value.

D

Deferred taxes

The term deferred taxes refers to timing differences between taxes on earnings according to IFRS and according to German tax law. The intention is to show tax expenses in accordance with applicable accounting principles (IFRS).

E

Earnings per share

Earnings per share is a result of dividing a company's net income for a given period to which the shareholders are entitled by the average number of outstanding shares during that period.

EBIT

Earnings before interest and taxes.

EBITDA

Earnings before interest, taxes, depreciation and amortization. EBITDA is an internationally common performance measure, and is the best measure of a company's ability to generate operating profits.

Equity method

With this method of accounting, shares held in a company are at first entered in the accounts at the cost of acquisition, and this amount is subsequently adjusted in accordance with the owner's share in the changing value of the company's net assets. The owner's share in the profits of the company is shown in the statement of income.

F

Free cash flow

The free cash flow is the result of subtracting capital expenditure and dividend distributions from the operative cash flow.

Free float

This term refers to the proportion of shares in a stock corporation which, unlike a large proportion or the majority of the shares, are not firmly held by major shareholders and are available to the investing public.

H

HGB

The German Commercial Code (Handelsgesetzbuch).

I

IAS

The International Accounting Standards are principles which aim to achieve international comparability of accounting and disclosure.

IFRS

The term International Financial Reporting Standards refers to the overall concept of accounting standards which have been internationally valid since 2002. It thus includes the applicable International Accounting Standards. BERU AG changed over its accounting methods from HGB to IFRS as of April 31, 2004.

ISS

The Instant Start System (ISS) developed by BERU enables diesel engines to be started with low emissions even at extremely low temperatures.

M

MDAX

A share index introduced by the German Stock Exchange in 1996. It includes the market capitalization and stock-exchange turnover of the 50 biggest companies below the DAX. BERU's shares have been in the MDAX since September 2001.

O

Over the counter

Over the counter (OTC) is an outside market for unlisted securities which are not approved for official stock-exchange trading.

P

PTC

Modern diesel engines are extremely efficient and therefore produce very little waste heat. The Positive Temperature Coefficient (PTC) auxiliary heating systems developed by BERU make it possible to heat up the interior of a vehicle rapidly despite this fact. PTC auxiliary heating systems work both in the cold-start phase as well as when a vehicle is moving.

S

Statement of cash flows

The statement of cash flows includes the identification and presentation of the flows of payments which a company has made or received in a financial year in connection with its operating, investing and financing activities. It also compares the company's cash and cash equivalents (liquid funds) at the beginning and at the end of the financial year.

T

TSS

The Tire Safety System (TSS), a tire-pressure monitoring system developed by BERU, provides a warning of a sudden or gradual pressure loss, and thus protects drivers against accidents caused by too little pressure or damaged tires. The systems also helps to increase the lifetime of tires (up to double) and to reduce fuel consumption.

BERU worldwide

■ **Manufacturing companies**

Germany
BERU AG*
Ludwigsburg

BERU Electronics GmbH
Bretten
100 %

France
BERU SAS*
La Ferté-Macé
100 %

BERU TDA SAS
Chazelles sur Lyon
100 %

Great Britain
BERU F1 Systems Ltd.*
BERU Motorsport Holdings Ltd.
(Formerly: Zica Holdings Ltd.)
Diss
100 %

Ireland
BERU Electronics GmbH*
Tralee
(production plant)
100 %

Italy
B 80 S.r.l.*
Biassono
100 %

South Korea
BERU Automotive Co. Ltd.*
Shihung-City
100 %

Mexico
BERU S.A. de C.V.*
Civac-Jiutepec
100 %

Spain
BERU Microelectrónica S.A.*
Vitoria
100 %

* including distribution

References from our current customer base: Agco (Fendt), Alfa Romeo, Altronic, AMG, Aprilia, Ashok Leyland, Audi, Autopal, Avia, AVL, Bajaj, BMW, Bombardier Rotax, Bosch-Junkers, Buderus, C.Bertone, Caterpillar, Citroën, Conti Temic, Conti Teves, Cosworth, Cummins, Daedong, DAF, DaimlerChrysler, Delphi, Detroit Diesel, Deutz, Ducati, Eberspächer, Eberspächer Nordic, Ferrari, FEV, Fiat, Ford, FTE, General Motors, Halla, Hindustan, Hyundai, Identec Solutions, International Truck and Engine Corporation, Isuzu, Iveco, John Deere, Kärcher, Kia, Kistler, Kubota, Lamborghini, Lancia, Land Rover,



☐ **Joint ventures**

Germany
BERU-Eichenauer GmbH
Kandel
50%

Hungary
REMIX Group Electronics Rt.
Tiszakécske
75.1%

India
BERU Diesel Start
Systems Pvt. Ltd.
Poona
49%

South Korea
BERU Korea Co. Ltd.
Chungju-City
51%

Netherlands
IMPCO-BERU
Technologies B.V.
Delfgauw
49%

☐ **Distribution**

France
BERU Eyquem SAS
Nanterre
100%

Eyquem SNC
Nanterre
100%

Italy
BERU Italia S.r.l.
Cassina de Pecchi
100%

Japan
BERU Japan Corporation
Tokyo
100%

Singapore
BERU AG
Far East Asia Representative Office
Singapore

United States
BERU Corporation
Novi, Michigan
100%

Liebherr, Lister Petter, Lombardini, Mack Truck, Magneti Marelli, Mahindra & Mahindra, MAN, Mando, Mann&Hummel, Maserati, MG Rover, Mikuni, MTU, Nedcar, Nissan, Opel, Perkins, Peugeot, Piaggio, Porsche, R.V.I., Renault, Saab, Scania, Saurer, Seat, Siemens, Škoda, Somfy, SsangYong, Steyr-Daimler-Puch, Steyr Motorentechnik, Telco, Temic, Tormatic/Novoferm, Toyota, Vaillant, Valeo, Valmet, Vauxhall, Viessmann, Visteon, Volkswagen, Volvo Car, Volvo Penta, Volvo Truck, WAP Alto, Wärtsilae, Waukesha, Webasto, Weishaupt, Yanmar, ZF

Addresses in Germany and abroad

Germany
BERU Aktiengesellschaft
Mörikestraße 155
71636 Ludwigsburg
Phone: +49-71 41-132 0
Fax: +49-71 41-132 350
E-mail: info@beru.de

BERU Aktiengesellschaft
Werk Muggendorf
Am Bahnhof 3
91346 Wiesenttal
Phone: +49-91 96-100
Fax: +49-91 96-596

BERU Aktiengesellschaft
Werk Neuhaus
Industriestraße 16
96524 Neuhaus-Schierschnitz
Phone: +49-3 67 64-790 0
Fax: +49-3 67 64-790 54

BERU Electronics GmbH
Gewerbestraße 40
75015 Bretten
Phone: +49-72 52-970 0
Fax: +49-72 52-970 350

BERU-Eichenauer GmbH
Jahnstraße 2
76870 Kandel
Phone: +49-72 75-702 0
Fax: +49-72 75-702 200
E-mail: info@eichenauer.de

France
BERU SAS
Route d'Argentan B.P. 21
61600 La Ferté-Macé
Phone: +33-2 33-30 24 24
Fax: +33-2 33-30 12 96
E-mail: sandrine.demore@beru.com

BERU Eyquem SAS
101 Avenue François Arago
92017 Nanterre Cédex
Phone: +33-155-69 31 50
Fax: +33-155-69 31 99
E-mail: catherine.baillon@beru.com

Eyquem SNC
101 Avenue François Arago
92017 Nanterre Cédex
Phone: +33-155-69 31 84
Fax: +33-155-69 31 89
E-mail: ann.jabale@eyquem.com

BERU TDA SAS
Rue Joanny Desage
42140 Chazelles sur Lyon
Phone: +33-477-36 21 50
Fax: +33-477-54 96 85
E-mail: isabelle.masson@beru.com

Great Britain
BERU F1 Systems Ltd.
BERU Motorsport Holdings Ltd.
(Formerly: Zica Holdings Ltd.)
Technical Centre, Owen Road,
Diss IP22 4ER, Norfolk
Phone: +44-1379-646 200
Fax: +44-1379-646 900
E-mail: office@F1systems.com

Hungary
REMIX Group Electronics Rt.
6060 Tiszakécske
Kossuth L. u. 77
Phone: +36-76 54 11 00
Fax: +36-76 54 11 12
E-mail: remixinfo@beru.com

India
BERU Diesel Start Systems Pvt. Ltd.
46/2/1 B, Kaka Halwai Industrial Estate,
Pune Satara Road,
Poona 411 009
Phone: +91-20-24 22 63 00/63 02
Fax: +91-20-24 22 63 97
E-mail: glowplug@vsnl.com

Ireland
BERU Electronics GmbH
Branch Ireland
Monavalley Industrial Estate,
Tralee, County Kerry
Phone: +3 53-66-712 51 11
Fax: +3 53-66-712 58 83
E-mail: Pauline.Campion@beru.de

Italy
B 80 S.r.l.
Via dei Tigli 21
20046 Biassono (MI)
Phone: +39-0 39-24 80 11
Fax: +39-0 39-24 80 123
E-mail: bbiadir@tin.it

BERU Italia S.r.l.
Centro Direzionale Lombardo
Via Roma, 108
20060 Cassina de Pecchi (MI)
Phone: +39-02-95 13 90 00
Fax: +39-02-95 13 90 39
E-mail: beru.italia@tin.it

Japan
BERU Japan Corporation
(8F) 1-10-18 Honcho
Kichijyoji, Musashino-shi
Tokyo 180-0004
Phone: +81-4 22-20 85 40
Fax: +81-4 22-20 85 41
E-mail: berujp.mm@mx5.ttcn.ne.jp

Korea
BERU Automotive Co., Ltd.
3Ra-718, 1375 Jungwang-Dong
Shihung-City, Kyunggi-Do 429-450
Phone: +82-31-498 84 00
Fax: +82-31-433 91 11
E-mail: beru.automotive@beru.com

BERU Korea Co., Ltd.
248-69, Samchong-Ri, Judok-Eup
Chungju-City
Chungchongbuk-Do 380-882
Phone: +82-43-852 99 46
Fax: +82-43-852 99 50
E-mail: webmaster@berukorea.co.kr

Mexico
BERU, S.A. de C.V.
Calle 9 Este No. 410
Civac-Jiutepec, Morelos
C.P. 62500
Phone: +52-777-320 02 28/320 26 36
Fax: +52-777-321 15 93/319 57 70
E-mail: alberto.chavez@beru.com.mx

Netherlands
IMPCO-BERU Technologies B.V.
Industrieterrein De Ruyven
Distributieweg 9
2645 EG Delfgauw
Phone: +31-15-274 25 50
Fax: +31-15-274 25 59
E-mail: impco@impco.nl

Singapore
BERU AG Singapore
Far East Asia Rep. Office
04-69 German Center
25 International Business Park
609916 Singapore
Phone: +65-65 62 90 27
Fax: +65-65 62 90 26
E-mail: lim_michael@beru.com.sg

Spain
BERU Microelectrónica S.A.
C/ Uritiasolo, 14
Pol. Ind. de Uritiasolo
01006 Vitoria
Phone: +34-945-14 80 40
Fax: +34-945-14 80 70
E-mail: yiniguez@berumic.com

United States
BERU Corporation
39555 Orchard Hill Place, Suite 140
Novi, MI 48375-5374
Phone: +1-248-596 000 81
Fax: +1-248-596 000 83
E-mail: eduardo.vultorius@beru-usa.com

BERU Corporation
1614 Mulford Street
Evanston, IL 60202
Phone: +1-847-570 94 04
Fax: +1-847-570 94 05
E-mail: Sue.Vail@beru.com

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